Form 20-F
period 2003-09-30
DRC RESOURCES CORP                                      /FI
filed 2003-12-22
CIK 800166

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 200______________

OR

[ ] TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number _________________________________________________________

DRC RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

#601 - 595 Howe Street

Vancouver, BC V6C 2T5

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of class

Common Shares without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of class

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes   x   No

Indicate by a check mark which financial statement item the registrant has elected to follow.

  x   Item 17      Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

        Yes       No

TABLE OF CONTENTS
			Page
FORWARD LOOKING STATEMENTS			5
GLOSSARY OF TERMS AND DEFINITIONS			5
PART I
Item 1.	Identity of Directors, Senior Management and Advisers		9
	A.	Directors and senior management	9
	B.	Advisers	10
	C.	Auditors	10
Item 2.	Offer Statistics and Expected Timetable (Not applicable
Item 3.	Key Information
	A.	Selected financial data	10
	B.	Capitalization and indebtedness	12
	C.	Reasons for the offer and use of proceeds (Not applicable)
	D.	Risk factors	13
Item 4.	Information on the Company
	A.	History and Development of DRC Resources	16
	B.	Business Overview	18
	C.	Organizational Structure	19
	D.	Property, Plant and Equipment	19
		Afton Property	19
		Ajax-Python Property	28
		Lipsett Lake Property	30
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	31
	B.	Liquidity and capital resources	34
	C.	Research and development, patents and licenses, etc. (Not applicable)
	D.	Trend information (Not applicable)
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	35
	B.	Compensation	37
	C.	Board practices	38
	D.	Employees	42
	E.	Share ownership	42
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	44
	B.	Related party transactions	45
	C.	Interests of experts and counsel	46
Item 8.	Financial Information
	A.	Consolidated Statements and Other Financial Information	46
	B.	Significant Changes	46
Item 9.	The Offer and Listing
	A.	Offer and listing details (Not applicable)
	B.	Plan of distribution (Not applicable)
	C.	Markets	47
	D.	Selling shareholders (Not applicable)
	E.	Dilution (Not applicable)
	F.	Expenses of the issue (Not applicable)
Item 10	Additional Information
	A.	Share capital	47
	B.	Memorandum and articles of association	49
	C.	Material contracts	51
	D.	Exchange controls	52
	E.	Taxation	52
	F.	Dividends and paying agents	52
	G.	Statement by experts	53
	H.	Documents on display	53
Item 11	Quantitative and Qualitative Disclosures about the Market (Not applicable)
Item 12	Description of Securities other than Equity Securities
	A.	Debt securities (Not applicable)
	B.	Warrants and rights	54
	C.	Other securities	54
	D.	American Depositary Shares (Not applicable
PART II
Item 13	Defaults, Dividend Arrearages and Delinquencies (Not applicable)
Item 14	Material Modifications to the Rights of Security Holders and Use of Proceed s (Not applicable)
Item 15	Controls and Procedures (Not applicable)
Item 16	(Not applicable)
PART III
Item 17	Financial Statements		54
Item 18	Financial Statements 54		54
Item 19	Exhibits		54
	Exhibit 1:	Financial statements and consent of Auditor
	Exhibit 2:	Certificate of Incorporation
	Exhibit 3:	Memorandum and Articles
	Exhibit 4:	Opinion of counsel
	Exhibit 5:	Services agreement with President & CEO
	Exhibit 6:	Services agreement with Corporate Secretary
	Exhibit 7:	Stock Option Plan
	Exhibit 8:	Option to purchase Afton Property

--------------------------------------------------------------------------------------------------------------------------

FORWARD LOOKING-STATEMENTS

This registration statement of DRC Resources Corporation (herein referred to as "DRC Resources" or "the Company") contains forward-looking statements with reference to: (i) Mineral Resources, (ii) certain plans, strategies and objectives of DRC Resources' management, and (iii) expected costs of exploration and development programs. Such forward-looking statements are not guarantees of future performance, which may be affected by risk factors and other uncertainties, many of which are beyond the control of DRC Resources, which may cause actual results to differ materially from those expressed in the statements contained in this registration statement.

Historical financial information as to costs of exploration and administration may not be indicative of DRC Resources' future cost performance. All statements which are not statements of historical fact may be deemed to be forward-looking statements. The use of words such as "potential", "possible", "indicated", "inferred", "estimated" or statements such as "may', "expect", "believe", "anticipate" and "intend" (and the negative or variations of, or comparable terminology) are intended to identify forward-looking statements.

GLOSSARY OF TERMS AND DEFINITIONS

The following is a glossary of technical terms which are used in this registration statement to describe the DRC Resources' business.

"Ag" means silver

"anomaly" and "anomalous" mean a value higher or lower than the expected; outlining a zone of potential exploration interest but not necessarily of commercial significance

"argillite" is a sedimentary rock composed of compacted mud and clay particles

"Au" means gold

"batholith" is a large body of igneous rock formed by intrusion and solidification of magma

"blebs" are small rounded to elongate inclusions

"bornite" is an important copper sulphide mineral(Cu5FeS4)

"chalcocite" is a copper sulphide mineral (Cu2S)

"chalcopyrite" is a copper sulphide mineral (Cu5FeS4)

"copper equivalent" means the percentage of marketable metals or minerals contained in mineralized material, determined by converting all other metals other than copper to equivalent copper on the basis of a market price for such metals at a given time

"Cu" means copper

"cuprite" is a copper oxide (Cu20)

"diamond drill" means a type of rotary drill, the bit of which is set with diamonds that cut by abrasion rather than percussion. The hollow-centred cutting bit is attached to the end of long hollow drill rods that are rotated and through which water is pumped to the cutting face of the bit. The drill cuts a circle, the rock core of which is recovered in long cylindrical sections, an inch or more in diameter.

"dilution" means the incorporation of waste or low grade rock with ore during the mining process resulting in lower grade

--------------------------------------------------------------------------------------------------------------------------

"disseminated ore" means a scattered distribution of generally fine-grained metal bearing minerals throughout a rock body, in sufficient quantity to make the deposit an ore

"dollars" or "$" means Canadian currency unless otherwise indicated

"exploration" means prospecting, diamond drilling and other work involved in searching for ore bodies

"fault" means a fracture or fracture zone along which there has been displacement of the sides

"feeder zone" means conduits facilitating the movement of magma or mineral bearing fluids

"grade" the weight of valuable minerals in each tonne of ore

"g/t" means grams per tonne

"hypogene" means primary mineral deposits formed by generally ascending solutions in or from below the earth's crust

"hydrothermal" means any process associated with igneous activity involving the action of very hot aqueous solutions

"Indicated Mineral Resource" is a term defined by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and adopted in Canadian National Instrument NI 43-101 Standards for Disclosure of Mineral Projects as meaning that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"Inferred Mineral Resource" is a term defined by the CIM and adopted in NI 43-101 as meaning that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

"intrusive" a rock formed by the process of emplacement of magma in pre-existing rock

"magmatic" means rock derived from cooling magma emplaced in the earth's crust

"Measured Mineral Resource" is a term defined by the CIM and adopted in NI 43-101 as meaning that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, are so well established that they can be estimated with sufficient confidence to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of economic viability of the deposit. The estimate is based on detailed and reliable exploration sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that spaced closely enough for geological and grade continuity.

--------------------------------------------------------------------------------------------------------------------------

"mineralization" means rock containing an undetermined amount of minerals or metals

"Mineral Reserve" is a term defined by the CIM and adopted in NI 43-101 as meaning the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

"Mineral Resource" is a term defined by the CIM and adopted in NI 43-101 as meaning a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

"mineral zone" means a mineral-bearing belt or area

"Mo" means molybdenum

"Ore" is a natural aggregate of one or more minerals which, at a specified time and place, may be mined, processed and sold at a profit, or from which some part may profitably be separated

"oz/t" means Troy ounces per short ton

"Pd" means palladium

"percussion drill" means a drill that operates by having the drill bit fall with force onto the rock

"petrographic study" is the identification of minerals with the aid of a microscope

"plutonic" means a phaneritic igneous rock that has crystallized at depth within earth's crust

"porphyry" means an igneous rock containing conspicuous crystals or phenocrysts in a fine-grained groundmass; it refers to a type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage

"porphyry copper" is a type of deposit in which the copper mineralization occurs as discrete grains and veins throughout a large volume of rock

"preliminary assessment" means an assessment that may be disclosed under NI 43-101 if made by a qualified person, notwithstanding that it includes an economic evaluation which uses inferred mineral resources, provided that such disclosure includes a proximate statement that the assessment is preliminary in nature, that it includes inferred mineral resources that are too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized; a preliminary assessment is sometimes referred to as a "scoping study"

"resource" or "Mineral Resource" is a term defined by the CIM and adopted in NI 43-101 as meaning a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

--------------------------------------------------------------------------------------------------------------------------

"short ton" a unit of weight which equals 2000 pounds

"sulphides" or "sulfides" are a group of minerals consisting of metals combined with sulphur; common metallic ores

"supergene" means a secondary enrichment of a rock body by a re-precipitation of oxides and sulphides from descending ground water

"tonne" means metric tonne (2,204 pounds)

Measurements stated in metric units covert to imperial equivalents is as follows:

Metric Units Multiplied by =Imperial Units

hectares 2.471 =acres

metres 3.281 =feet

kilometres 0.621 =miles (5,280 feet)

grams 0.032 =ounces (troy; 12 troy ozs/lb)

tonnes 1.102 =tons (short or 2,000 lbs)

grams/tonne 0.029 =ounces (troy)/ton

--------------------------------------------------------------------------------------------------------------------------

PART I

Item 1. Identity of Directors, Senior Management and Advisers

A. Directors and senior management

The following are the directors and executive officers of DRC Resources:
Name & business address	Position or Function
John Harvey Kruzick #601 - 595 Howe Street Vancouver, BC Canada V6C 2T5	Director President & Chief Executive Officer
Sharon Lynne Ross #601 - 595 Howe Street Vancouver, BC Canada V6C 2T	Director Secretary
Charles Robert Edington Unit 1 - 929 Ellery Street Victoria, BC, Canada V8Z 6M1	Director
Mike Muzylowsi Suite 1160, 1040 West Georgia St. Vancouver, BC, Canada V6E 4H1	Director
Thomas O'Toole Taylor 1358 232nd Steet Langley, BC, Canada V2Z 2W9	Director
Craig Dalton Thomas Suite 1525, 625 Howe Street West Vancouver, BC V6C 2T6	Director
Bruno Johann Mosimann Herbstacerstr 27 CH-8472 Seauzach, Switzerland	Vice-President, Corporate Development & Finance
Maurice Delamore Lee 789 West 66th Avenue Vancouver, BC, Canada V6P 2R4	Vice-President, Business Development
Ian Mackenzie Beardmore Suite 1400, 701 West Georgia Street Vancouver, BC Canada V7Y 1C6	Chief Financial Officer

--------------------------------------------------------------------------------------------------------------------------

B. Advisers

The following are DRC Resources' principal advisers:
Name & business address	Function
HSBC Bank Canada 885 West Georgia Street Vancouver, BC Canada V6C 3E9	Banker
Dundee Securities Corporation 320 Bay Street, Suite 800 Toronto ON Canada M5H 4A6	Sponsor for listing of DRC Resources on the Toronto Stock Exchange
Donald W.J. Specht 4130 Ripple Road, West Vancouver, BC, Canada V7V 3L2	Legal counsel

C. Auditors

Beauchamp & Company

Chartered Accountants

#205 - 788 Beatty Street, Vancouver, BC Canada V6B 2M1

email: lbeauchamp@intouch.bc.ca

Members of the Chartered Accountants of British Columbia

Item 2. Offer Statistics and Expected Timetable - NOT APPLICABLE

Item 3. Key Information

A. Selected financial data.

The selected financial data appearing below for the fiscal years ending December 31, 2002, 2001, 2000, 1999 and 1998 are set forth in Canadian dollars and extracted from the audited Consolidated Financial Statements of DRC Resources that appear elsewhere herein. The selected financial data for the nine month periods ended September 30, 2003 and 2002 are extracted from unaudited Interim Consolidated Financial Statements of DRC Resources that appear elsewhere herein.

DRC Resources' financial statements are prepared in accordance with generally accepted accounting principles (GAAP) that apply in Canada. The selected financial data appearing in the first table below is presented in accordance with Canadian GAAP. The second table sets out the selected financial data in accordance with US GAAP. The principle differences between Canadian GAAP and US GAAP that affect DRC Resources' income and shareholders' equity relate to those items described in Note 15 of the DRC Resources' December 31, 2002 financial statements appearing elsewhere herein.

--------------------------------------------------------------------------------------------------------------------------

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to DRC Resources' audited Consolidated Financial Statements and from unaudited Interim Consolidated Financial Statements appearing elsewhere in this registration statement.

SELECTED FINANCIAL DATA UNDER CANADIAN GAAP
	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002	Year Ended December 31, 2002	Year Ended December 31, 2001	ear Ended December 31, 2000	Year Ended December 31, 1999	Year Ended December 31, 1998
Net Operating Revenue	69,589	87,954	114,260	255,155	176,527	984	53,586
Income (Loss) from Operations	(408,674)	(85,291)	(185,907)	(114,809)	(227,166)	110,108	60,905
Income (Loss) per Share	(0.04)	(0.01)	(0.02)	(0.02)	(0.04)	(0.02)	(0.02)
Total Assets	6,098,807	6,773,988	6,492,825	5,899,183	6,380,707	1,076,948	859,265
Net Assets	5,876,397	6,506,589	6,333,889	5,566,571	6,075,855	1,060,157	835,264
Deferred Income Taxes	206,266	183,537	113,767	296,410	216,985	0	0
Cash Dividends per share	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Deficit	(2,161,588)	(1,652.298)	(1,752,914)	(1,567,007)	(1,452,198)	(1,225,032)	(1,114,924)
Capital Stock	8,037,985	8,159,887	8,086,803	7,133,578	7,528,053	2,285,189	1,950,189
Weighted Average Number of Shares			8,704,716	7,792,620	5,742,938	4,456,016	3,231,016

SELECTED FINANCIAL DATA UNDER US GAAP
	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2002	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Other Income and Expenses	69,589	87,954	114,260	255,155	176,527
Income (Loss) from Operations	(595,961)	(310,422)	(806,322)	(544,935)	(816,364)
Income (Loss) per Share	(0.11)	(0.05)	(0.11)	(0.07)	(0.17)
Total Assets	3,098,541	4,719,971	4,088,631	4,295,312	5,225,411
Net Assets	2,876,131	4,533,184	3,929,695	3,962,700	4,920,559
Deferred Income Taxes	206,266	183,537	113,767	296,410	216,985
Cash Dividends per share	Nil	Nil	Nil	Nil	Nil
Deficit	5,161,854	3,626,703	(3,977,200)	(3,152,429)	(2,422,046)
Capital Stock	8,037,985	8,159,887	8,086,803	7,133,578	7,528,053
Weighted Average Number of Shares			8,704,716	7,792,620	5,742,938

On December 1 2003 a Canadian dollar (C$1.00) was exchangeable for US$0.7679 on the basis applied in the following table, which sets forth, for the periods and dates indicated, information concerning the rates of exchange of one Canadian dollar (C$1.00) into the US$ based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York ("Noon Buying Rate").

--------------------------------------------------------------------------------------------------------------------------

Period	At Period End	Average Rate(1)	High	Low
	(all figures in US$ per C$)
Month ended November 30, 2003	0.7698	0.7619	0.7723	0.7457
Month ended October 31, 2003	0.7579	0.7564	0.7667	0.7418
Month ended September 30, 2003	0.7404	0.7335	0.7424	0.7207
Month ended August 31, 2003	0.7220	0.7162	0.7227	0.7092
Month ended July 31, 2003	0.7105	0.7235	0.7481	0.7085
Month ended June 30, 2003	0.7376	0.7394	0.7492	0.7263
Month ended May 31, 2003	0.7293	0.7225	0.7437	0.7032
Month ended April 30, 2003	0.6975	0.6858	0.6975	0.6737
Year ended December 31, 2002	0.6329	0.6368	0.6546	0.6237
Year ended December 31, 2001	0.6279	0.6458	0.6671	0.6268
Year ended December 31, 2000	0.6669	0.6733	0.6948	0.6397
Year ended December 31, 1999	0.6925	0.6730	0.6859	0.6563
Year ended December 31, 1998	0.6504	0.6743	0.7075	0.6452
Six Months ended June 30, 2003	0.7421	0.6871	0.63339	0.7499

B. Capitalization and Indebtedness

The following tables set out the capitalization of DRC Resources at September 30, 2003 in accordance with Canadian and US GAAP

Under Canadian GAAP	At September 30, 2003
(all figures in C$)
Shareholders' Equity
Common Shares	8,037,985
Retained earnings (deficit)	2,161,588
Total shareholders' equity	5,876,398
Indebtedness (direct, indirect, contingent) Note 1
Short term debt - unsecured (current accounts payable)	16,144
Long term debt - unsecured (deferred income taxes)	206,266
Total indebtedness	222,410

Under US GAAP	At September 30, 2003
(all figures in C$)
Shareholders' Equity
Common Shares	8,037,985
Retained earnings (deficit)	5,161,854
Total shareholders' equity	2,876,131
Indebtedness (direct, indirect, contingent) Note 1
Short term debt - unsecured (current accounts payable)	16,144
Long term debt - unsecured (deferred income taxes)	206,266
Total indebtedness	222,410

Note 1: There has been no other significant change in the Company's other indebtedness since September 30, 2003 and there were no accounts payable as at December 10, 2003.

--------------------------------------------------------------------------------------------------------------------------

C. Reasons for the offer and use of proceeds

Not applicable

D. Risk factors

This section describes some of the risks and uncertainties faced by DRC Resources'. The factors below should be considered in connection with any forward-looking statements in this registration statement. The risks described below are considered to be the significant or material ones, but they are not the only risks faced by DRC Resources. Some risks may not be known to DRC Resources and others that are not considered significant or material may turn out to be material. Investment in the common shares of DRC Resources must be considered speculative and risky, since any one or more of the risks could materially impact DRC Resources' business, its revenues, income, ability to raise required capital and the market price of its common shares.

  No Ongoing Operations and No Production History DRC Resources has no current mining operations and no revenue from mining operations. If DRC Resources ever commenced actual mining operations, such operations would face the risk of changing circumstances, including but not limited to:
    failure of production to achieve metal recovery levels indicated by pre-production testing of drill core and bulk samples;
    estimates of reserves being adversely affected by encountering unexpected or unusual geological formations;
    production costs being adversely affected by unforeseen factors such as substantial adverse changes in exchange rates or changes in environmental protection requirements, breakdowns and other technical difficulties, slides, cave-ins or other natural disasters, work interruptions or labour strikes;
    the grade of ore actually mined being lower than that indicated by drilling results;
    persistently lower market prices of the products mined than those used to determine the feasibility of mining a mineral occurrence;
    adverse changes in interest rates that may apply to project development debt.
  Exploration The business of the exploration for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, there are no known bodies of commercially mineable ore on any of the mineral properties in which DRC Resources has an interest.
  Additional Funding Requirements Though DRC Resources currently has funds sufficient to meet its obligations and to carry out its exploration plans for at least the next 24 months, there is no assurance that DRC Resources will in the future be able to obtain all the financing it requires on acceptable terms and conditions, or at all. The only sources of future funds presently available to DRC Resources are the sale of equity capital, or the offering by DRC Resources of an interest in its properties to be earned by another party or parties carrying out further exploration or development of the properties.

--------------------------------------------------------------------------------------------------------------------------

  Amount of Property Cost is not Evidence of Value Expenditures made by DRC Resources in the exploration or development of its mineral properties are included in the balance sheet value of its resource properties. The amounts described as "RESOURCE PROPERTIES" in the balance sheets of DRC Resources' financial statements cannot be taken to reflect realizable value.
  Competition Competition for mineral prospects and financing required for exploration is intense. Many of the companies competing with DRC Resources have greater financial resources, larger staff and labour forces, more equipment for exploration and greater experience and may therefore be in a better competitive position than DRC Resources.
  Title Matters While DRC Resources has investigated title to its properties and is satisfied that, to the best of its knowledge, title to all its properties is in good standing, this should not be construed as a guarantee of title, which may be affected by undetected defects. DRC Resources' mineral claims comprising its principal property, the Afton Copper-Gold Project, have been validly staked in accordance with applicable legislation, the legal corner post of four key claims has been located by survey, but DRC Resources has not surveyed the boundaries of its mineral claims. Until that is done, one cannot be certain of the precise location and whether or not there are any internal, unstaked fractions. DRC Resources does not hold title insurance.
  Potential Conflicts of Interest Mike Muzylowski and Craig D. Thomas, directors of DRC Resources, are also directors and/or officers of other natural resource companies. John H. Kruzick and Sharon L. Ross, the only members of management of DRC Resources subject to employment contracts, are full-time part-time, devoting most but not all of each work day to the Company, and no member of management devotes full time to DRC Resources' affairs. Directors and officers are aware of their fiduciary obligations to DRC Resources and its shareholders. However, conflicts with respect to corporate opportunities may arise between the obligations of these directors and officers of DRC Resources and such other natural resource companies. DRC Resources' incorporating documents and applicable legislation require all material transactions between DRC Resources and its directors and officers to be approved by a majority of DRC Resources' disinterested directors. Any decision made by any of such directors and officers involving DRC Resources is made in accordance with their duties and obligations to deal fairly and in good faith with DRC Resources. The directors of DRC Resources must disclose, and refrain from voting on, any matter in which such directors may have a conflict of interest.

In the past, President of the Company, John H. Kruzick and Mike Muzylowski, directors of DRC Resources, have been involved as independents in the business of acquiring mineral properties. As directors and/or officers of other companies, Messrs. Muzylowski and Craig D. Thomas provide management services (directorship) and consulting (legal services) to other mineral exploration companies. If those directors or officers learn of mineral exploration opportunities, they will not necessarily present them to DRC Resources, but may pursue them through other vehicles or present them to others. In the past, no conflict has arisen that has adversely affected the Company's business operations.
  Dependence on Key Employees DRC Resources depends on John H. Kruzick and Sharon L. Ross as key employees, the loss of any one of whom could have an adverse effect on DRC Resources' administrative operations.

--------------------------------------------------------------------------------------------------------------------------

  Environmental Liability Mineral exploration is subject to potential risks and liabilities associated with pollution of the environment. Breach of regulations may result in the imposition of fines or penalties, or prevent the conduct of exploration completely.
  Requirement for Permits and Licenses DRC Resources believes that it presently holds or has applied for all necessary licenses and permits to carry on the activities in which it is currently engaged under applicable laws and regulations in respect of its properties, and DRC Resources believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to changes in regulations and in various operational circumstances. A substantial number of additional permits and licenses will be required should DRC Resources proceed beyond exploration. There can be no guarantee that DRC Resources will be able to obtain such licenses and permits.

■ Risks Specific to the Afton Copper-Gold Project
    Key drill sites being used by DRC Resources to conduct its exploration program are situate on an existing open pit slope, which may be subject to failure. If instability of the pit slope requires DRC Resources to drill from alternate locations, the cost of drilling yet to be done could be significantly increased.
    The open pit left by the previous mining operation constitutes an inherent safety hazard to on-site operations of DRC Resources, in addition to which, by assuming control of surface areas used by a previous operator, DRC Resources may also become liable for consequent environmental and personal safety problems related to such things as slope failure, soils contamination, etc.
    The owner of the surface rights, a previous operator, may deny DRC Resources use or purchase at a reasonable rental or price, of an existing mill building, assay laboratory, administration building, power line and other surface facilities, which would require DRC Resources to build new facilities. (see further discussion of this point under Item 4.D on page 20 of this registration statement) DRC Resources does not own any surface rights (fee lands) to the area comprising the Afton Copper-Gold Project. To date, access to the Company's property has been over the previous operator's fee lands. Alternate, though somewhat less convenient, access is readily available over government lands. The Mineral Tenure Act (British Columbia) provides for a free miner or the holder of a mineral claim to have a right of way to entry over surface areas for the location, exploration and development or production of minerals, by arbitrated access order if necessary, subject to compensating a surface owner for such disturbances or use of surface area.
    Management Inexperience DRC Resources' management is experienced in exploring for minerals, but lacks technical training and experience with developing and operating a mine. With no direct training or experience in these areas, management may not be fully aware of many of the specific requirements related to working within this area of industry and their decisions and choices may not take into account standard engineering or managerial approaches mine operating companies commonly use. Consequently, DRC Resources' operations, earnings and ultimate financial success could suffer irreparable harm due to management's lack of operating experience.

--------------------------------------------------------------------------------------------------------------------------

  Market Risks If DRC Resources' stock trades in the OTC Bulletin Board or the Pink Sheets, but not on national exchanges, such as the New York Stock Exchange or NASDAQ, at a price below US$5.00 per share, it will be subject to the "penny stock" rules of the Securities and Exchange Commission. These rules require that, before a broker or dealer can sell a penny stock to persons other than established customers and accredited investors (generally those with assets in excess of $1 million or annual income exceeding $200,000), the firm must make a determination as to the suitability of the purchase of such securities for the customer and obtain the customer's written consent to the transaction prior to the purchase. Unless a penny stock transaction is exempt under the rules, the broker or dealer must furnish the customer a document describing the risks of investing in penny stocks. The broker or dealer must give the customer the current market quotation, if any, for the penny stock and disclose the compensation to the firm and registered representative. The firm must send monthly account statements showing the recent market price of penny stocks in the account. The penny stock rules will tend to restrict the ability of brokers and dealers to sell DRC Resources stock, which could have an adverse effect on liquidity and market price of DRC Resources' stock.
  Legal Remedies Because DRC Resources is incorporated in British Columbia, Canada and all its assets and business operations are located outside the United States, as is the residence of all members of its management, the bringing of an action, the service of process, proof of a case and the enforcement of judgments will be more difficult.

Item 4. Information on the Company

A. History and Development of DRC Resources

1. Name of the Company

The Company's legal and commercial name is: DRC Resources Corporation

2. Incorporation

DRC Resources was incorporated on January 31, 1980

3. Domicile and form of Company

DRC Resources exists as a limited liability corporation pursuant to Certificate of Incorporation issued by the Registrar of Companies and registration of its Memorandum and Articles under the Company Act (British Columbia), Canada.

DRC Resources' registered office for service in Canada and its principal place of business are located at Suite #601 - 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

DRC Resources is a reporting issuer under the Securities Acts of the Provinces of British Columbia, Alberta and Ontario. Its Common Shares are listed under the symbol "DRC" on the Toronto Stock Exchange.

4. Important events in development of Company's Business

DRC Resources is in the business of acquiring and exploring natural resource properties. Exploration work on the properties has been limited to prospecting, sampling, research and drilling. To date, no property has been the subject of development work to bring it into production. A mineral property is abandoned if exploration results do not appear to warrant further expenditure on the property. Upon abandonment, DRC Resources writes off its investment in the property. Administrative expenditures are related primarily to maintaining corporate existence and meeting filing requirements, as there have been no mining operations. As properties are not acquired on a regular or periodic basis there can not be said to be observable trends in DRC Resources' business and year-to-year comparisons of accounting information may not be meaningful. As an exploration company, DRC Resources' success is generally measured by the extent and quality of mineralization (if any) discovered and this information is not contained in financial statements.

--------------------------------------------------------------------------------------------------------------------------

From incorporation in 1980 until 1998, DRC Resources was exclusively in the business of acquiring and exploring mineral resource properties in Canada.

Diversification Attempt

For a period from June 1998 until September 1999, due to poor economic conditions in the mining industry, DRC Resources took steps to change the nature of its business, by diversifying and de-emphasizing mineral exploration. Several mineral properties were allowed to lapse and a joint venture was concluded to allow another company to acquire 50% of the Python claim group, DRC Resources' then major mineral property holding. e-Bid Online Inc. was incorporated under the Company Act (British Columbia) to reserve the corporate name as reflected in the domain (internet) address. DRC Resources secured shareholder approval for its plan to change its name and business to reflect its then e-commerce business direction. Consultants in that area of activity were engaged to assist in the transition. An e-commerce website was designed and developed during 1999 but commercialization was not achieved and the project was discontinued.

DRC Resources' President, John H. Kruzick, acted as nominee subscriber, holding in trust for the Company the one issued share of e-Bid Online Inc., which was incorporated on August 27, 1999 by registration of its Memorandum and Articles under the Company Act, British Columbia. e-Bid Online Inc. was never recorded in the financial statements as a subsidiary, but as a project expense subsequently written off.

Return to Mineral Exploration Business

While the Company pursued its change of direction to e-commerce, in 1998 and 1999 John H. Kruzick privately continued his long-time interest in mineral exploration with a colleague, John C. Ball by, among other activities, staking in June 1999 in their joint names the mineral claims that subsequently came to comprise the Afton Copper-Gold Project. Messrs. Kruzick and Ball shared the costs of their staking, which was approximately $10,000. When metal prices showed signs of recovery in September 1999, Mr. Kruzick persuaded his colleague to offer the Afton mineral claims to DRC Resources for a price of 2,000,000 million common shares with payment to be spread over six years and a retained 10% Net Profits Royalty (see also Item 7.B on page 46 and Item 4.B on pages 20-21 of this registration statement). The directors decided to acquire the property and refocus the Company's activities on mineral property exploration, the current area of interest. Consistent with that decision, the Python mineral property option (covering ground in the same general area as the Afton Project) was terminated when the optionee decided not to proceed with required expenditures.

5. Principal Business and Capital Investment in the Last Three Years

Since 1999 DRC Resources' principal capital expenditures have been on or in connection with the Afton Copper-Gold Project, a copper-gold mineral exploration prospect located near Kamloops, British Columbia, Canada. There have been no significant divestitures.

--------------------------------------------------------------------------------------------------------------------------

In the three years ended December 31, 2002 the Company raised over $7.1 million, of which $4.1 million has been expended in exploration of the Afton Copper-Gold Project. On November 6, 2003 the Company raised a further $24.15 million. As of November 30, 2003, $25.0 million is retained as working capital.

6. Principal Capital Expenditures in Progress

The Afton Copper-Gold Project exploration programs are the only significant expenditures in progress. All exploration has been funded by external financing through issue of securities of DRC Resources.

7. Takeover Offers

While there have been friendly discussion with several majors in the industry, there have been no indication of public takeover offers in respect of DRC Resources' shares.

B. Business Overview

● General

The Company was formed in British Columbia under its present name by registering its Memorandum and Articles under the British Columbia Company Act on January 31, 1980. The same year the Company filed articles of amendment to remove the private company restrictions from its articles and made its first public stock distribution December 12, 1980. By amendment of its Memorandum on July 10, 1987 the Company's capital was increased from 5,000,000 common shares without par value so that it was authorized to issue 20,000,000 common shares without par value, 10,000,000 Class "A" preferred shares with a par value of $10.00 each and 10,000,000 Class "B" preferred shares with a par value of $50.00 each. By further amendment of its Memorandum on July 11, 2001 the Company's capital was altered by deleting all preferred shares and increasing the number of common shares without par value to 40,000,000. The Company's registered office and principal place of business are located at Suite #601 - 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

● The Business of the Company

Except for a period from September 1998 until September 1999 when it attempted to change its business to an e-commerce direction, DRC Resources has been exclusively in the business of acquiring and exploring resource properties in Canada and elsewhere. A brief foray into oil and gas exploration in the early 1980s resulted in the Company acquiring a small royalty interest in a Texas gas play. However, since 1999 the Company has devoted itself exclusively to the business of acquiring and exploring mineral properties in Canada. The object of its acquisition and exploration activity was to find, stake or option, advance through exploration and turn such properties to account by farm-out, joint venture or sale to a senior mining company.

DRC Resources is an exploration company, whose work on its properties has been limited to prospecting, sampling, research and drilling. While it has not yet determined that any of its properties contain economically recoverable reserves, the Company received a favourable preliminary assessment that includes an economic evaluation in respect of its principal mineral prospect, the Afton Copper-Gold Project in October, 2003. The economic evaluation delineated additional exploration work required to advance the Afton Copper-Gold Project from exploration state to feasibility or development stage.

--------------------------------------------------------------------------------------------------------------------------

Mineral exploration tends to be a seasonal activity, though the location of the Afton Copper-Gold Project permits the Company to conduct its exploration work year round. Mineral exploration in British Columbia, Canada, the geographical area in which the Company's activities are focused, is relatively free of government regulation, except in the area of environmental protection. As an experienced exploration company, DRC Resources has not encountered difficulties in complying with regulations regarding environmental protection.

● Effect of Government Regulation

Mineral exploration in British Columbia, Canada, the geographical area in which the Company's activities are focused, is relatively free of government regulation, except in the area of environmental protection. As an experienced exploration company, DRC Resources has not encountered difficulties in complying with regulations regarding environmental protection.

C. Organizational Structure

DRC Resources is an independent resource and mineral exploration company. It has only one subsidiary, Dynamic Resources Corporation Inc., incorporated as such on December 12, 1980 under the laws of the State of Nevada, United States of America.

D. Property, Plant and Equipment

Afton Copper-Gold Project

The Afton Copper-Gold Project is DRC Resources' principal mineral property. After acquiring an option of the property in 1999, the Company undertook several exploration programs, which culminated in the engagement in 2000 of mine engineering firm, Behre Dolbear and Company Ltd., to review the results of the Company's initial $800,000 diamond drilling program with the object of determining the scope of potential mine development. A February 2001 Behre Dolbear and Company Ltd. scoping study anticipated potential mine production at 4,500 tons per day, based on the then calculated 25 million ton Indicated Mineral Resource.

Following a further $2,400,000 of diamond drilling in 2001 and 2002, Behre Dolbear was engaged to update the resource estimate that formed the basis of their 2001 scoping study. On completion of a 2003 infill diamond drilling program, a study entitled "Mineral Resource Estimate for the Afton Copper-Gold Project, Kamloops, B.C." was received from Behre Dolbear in May 2003. The Behre Dolbear study was authored by independent consulting engineer, James A. Currie, P.Eng., who is a Qualified Person within the definition set out in NI 43-101 as having at least five years experience in mineral exploration, mine development or mineral assessment, as having experience relevant to the subject matter of the mineral project and as being a member in good standing of a professional association.

In June 2003 Behre Dolbear was engaged to prepare and in October, 2003 delivered a preliminary assessment or advanced scoping study containing an economic evaluation prepared within the definition set out in NI 43-101. The economic evaluation is based on computer simulation of a 9,125 tonne per day panel (block) caving operation carried out by Behre Dolbear sub-consultant, Metalica Consultores S.A. of Chile, under supervision of Behre Dolbear Qualified Person, James A. Currie, P.Eng.

--------------------------------------------------------------------------------------------------------------------------

● Location and Means of Access The Afton Copper-Gold Project is located on the south side of the Thompson River Valley 350 kilometres (220 miles) northeast of Vancouver and 10 kilometres (6 miles) west of the city Kamloops, in the south-central interior of British Columbia, within NTS Quadrangles 92-I-9W/10E. The Trans-Canada Highway passes through the middle of the property, just west of its junction with Highway 5 (the Coquihalla Highway). Access is by mine-site roads off the Trans-Canada Highway. Kamloops has an airport with daily air service from Vancouver and Calgary. Railroads belonging to both Canadian National and Canadian Pacific Railways service Kamloops, with a line belonging to Canadian National crossing the northern portion of the property.

Physical access to the property off the main highway is by mine-site roads on private and crown lands. DRC has entered into access agreements with Afton Operating Corporation, (a subsidiary of Teck Cominco Ltd., who is also the parent of Afton Mines Ltd.) to cross that portion of private lands that lie within the DRC Resources claims. By Access Agreement dated April 7, 2000, subsequently extended from time to time, between DRC Resources and Afton Operating Corporation, the owner of the surface rights ("the lands"), DRC Resources was given the right to enter upon the lands of the former operator of the Afton Mine to conduct exploration. The Access Agreement requires DRC Resources to compensate the owner for damage to disruption or damage to any surface facilities, to reclaim areas disturbed by DRC Resources' operations, to post bond (which was done) against any failure to reclaim, to be responsible for any hazardous substances introduced to the lands and to insure (which has been done) and indemnify the owner against liabilities arising from any activities of DRC Resources in and about the lands. Less convenient access is available to DRC Resources over crown owned (government) land.

DRC Resources did not acquire, and does not own, any surface rights to the area covered by the mineral claims comprising the Afton Copper-Gold Project property. The surface area overlying DRC Resources' mineral zones is Crown land (British Columbia government owned land). DRC Resources does not own the surface of lands that would provide the easiest access to the resource. However, if the owner of those lands denied DRC Resources access to explore, develop or commence production from the Afton Copper-Gold Project, DRC Resources could use a less convenient and somewhat more costly access over government owned lands. Alternatively, DRC Resources could make application to the gold commissioner to settle any dispute with the owner and, if necessary, refer the matter to the Mediation and Arbitration Board as provided by the Mineral Tenure Act, British Columbia for an order as to the terms of entry, taking of right of way, use or occupation, and the security, rent and compensation to be paid to the owner therefor.

● Property Title The property consists of eight 4-post mineral claims and twenty-four 2-post mineral claims comprising 131 units covering 3150 hectares (7783 acres). There has been no legal survey of DRC's mineral claims beyond location of the legal corner post for the Afton 1, 2, 4 and 5 mineral claims.

All of the claims are contiguous and overlie expired mining leases held by the previous operator and current owner of part of the surface, Afton Operating Corporation. In February 2001, the claims were grouped as the "Afton Claim Group" for the purpose of recording exploration work. A "Statement of Work" in the amount of $207,000 was filed and the claim group now has work recorded to a common expiry date of March 8, 2011.

--------------------------------------------------------------------------------------------------------------------------

By Option to Purchase Agreement ("the Option") dated September 22, 1999 DRC Resources acquired the exclusive right for 90 days to purchase a 100% undivided working interest in the Afton 1 - 11, incl. mineral claims, Record Nos. 372023 - 372026 incl. and 372641 - 372647 incl. (the "Original Claims") as to 50% from Westridge Enterprises Ltd., a non-reporting British Columbia company wholly owned by John H. Kruzick, a director, the President and CEO of the Company, and as to 50% from Indo-Gold Development Ltd., a non-reporting British Columbia company owned by John Ball, a geologist. The Option provided for consideration to be a 10% Net Profit Royalty to and a property management agreement with the optionors, with exercise to be by carrying out exploration work and paying Common Shares of DRC Resources as follows:

Due Date(1)	Option Payment	Status	Exploration ($)	Status
On regulatory approval	1,000,000 Shares	Paid
Year 1 (2000)	-		400,000	Performed
Year 2 (2001)	200,000 Shares	Paid	600,000	Performed
Year 3 (2002)	200,000 Shares	Paid	1,000,000	Performed
Year 4 (2003)	200,000 Shares	Paid	1,000,000	Performed
Year 5 (2004)	200,000 Shares		1,000,000
Year 6 (2005)	200,000 Shares		1,000,000
Year 7 (2006)			500,000
Year 8 (2007)			500,000
Year 9 (2008)			500,000
TOTALS	2,000,000 Shares		6,500,000

Note: (1) The initial option payment was due and paid following acceptance of the filing of the Formal Option by the then governing regulatory body, the Canadian Venture Exchange. Subsequent option payments are due to be paid in full on or before the anniversary of the Due Date on November 10th in all future years unless otherwise agreed upon by both parties.

While the mineral claims comprising the Afton Copper-Gold Project have been transferred into the name of DRC Resources, title is subject to reverting to the optionors if the Option is not exercised according to its terms.

On June 27, 2002 DRC Resources acquired an option exercisable on or before December 1, 2010 to purchase the optionors' 10% Net Profit Royalty for a cash consideration of $2 million and the Option was amended by removing the exclusive right of the optionors to act as the operators of the Afton Copper-Gold Project. (see also Item 7.B on page 46 of this registration statement)

The Option requires DRC Resources to maintain the mineral claims in good standing, which under the Mineral Tenure Act, British Columbia requires certain minimum work to be carried out each year. Work done to date has caused all the mineral claims comprising this property to be in good standing until at least March 8, 2011. Sufficient work has been completed by DRC Resources to maintain the Option in good standing until November 10, 2004.

● History of the Property The first documentation of mineralization in the area was in 1898, when an English company sunk a 300 foot shaft near the current Pothook Pit.

From 1949 to 1960 the property was owned by Axel Bergland who optioned it to Kennco Explorations, Graham-Bousquet Gold Mines, Noranda and New Jersey Zinc, all of whom encountered limited exploration success before the title was dropped.

In 1964 Chester Millar staked the property, optioned it once to Colonial Mines, who terminated after drilling 11 holes around the Pothook shaft. Millar then formed Afton Mines Ltd. and. completed a public offering in 1969 to finance drilling that intersected 170 ft. of 0.4% copper in 1970 in what became the Afton open pit. Subsequent options to Duvall Corporation and Quintana Minerals were dropped.

--------------------------------------------------------------------------------------------------------------------------

Canex Placer Ltd. optioned the property in 1972. That year Teck Corporation and affiliate, Iso Mines Ltd., acquired an equity interest in Afton Mines Ltd. through the stock market. In 1973 Teck Corporation and Iso Mines Ltd. acquired Canex Placer's rights to the property and commenced production from the Afton open-pit in 1977 on a stated reserve of 34 million tons of 1% copper, 0.016 oz/t (0.58 g/t) gold, and 0.12 oz/t (4.2 g/t) silver. The Afton open-pit mine closed in 1987 after mining 24 million tons (21.8 million tonnes) of predominantly supergene native copper and chalcocite, with minor covellite and chalcopyrite at an overall grade of about 1% copper. The Afton mill operated until 1997, processing ores from various deposits in the vicinity including the Ajax and Pothook.

In 1999 the mining leases at Afton then held by Afton Mines Ltd. (a subsidiary of Teck Cominco Ltd.) expired and Westridge Enterprises Ltd. and Indo-Gold Development Ltd. staked the claims covering the area of these mining leases. The located claims were subsequently optioned to DRC Resources Corporation which staked additional claims on its own account.

● Present Condition of Property The Afton site has rolling topography with elevations ranging from 2450 feet above sea level (ASL) to approximately 1100 feet ASL at the Thompson River, with the elevation of the old Afton mill being approximately 2170 feet ASL. The Thompson River (which widens into Kamloops Lake) is located along the northern periphery of the claim group. The most significant features are the Afton and Pothook open pits.

Major utilities and mine infrastructure are accessible and available on site. Electric power from the main grid feeding Kamloops (pop. 80,000) is linked to the old mine sub-station, and a pipeline is used to transport water 4 km from Kamloops Lake at a point adjoining the Canadian Pacific Railway at 343 meters (1100 ft) elevation. A natural gas pipeline crosses the mine site. The Afton mill building, workshop, office, assay-lab, and administration buildings, still owned by Afton Mines Ltd., remain on site. Much of the production equipment has been removed from the Afton mill building. The nearby Afton Mines tailings pond is capable of expansion. All sites are encircled by wire-fences and locked gates. DRC Resources has no interest in the buildings and other installations on the property.

Since optioning the property in 1999, DRC Resources has drilled 105 diamond core holes comprising a total of 160,000 feet (48,780 m). All except four of these holes were NQ (5 cm drill core) holes with the remainder being BQ (4 cm drill core). All drill core samples were prepared by DRC Resources' personnel under the supervision of a Qualified Person and were shipped for analysis to Eco Tech Laboratories Ltd., a certified laboratory. This exploration work was done at an overall cost of $4.4 million.

In June 2003 Behre Dolbear & Company Ltd. was engaged to carry out, and in November 2003 delivered, an advanced scoping study at a cost of $241,000. Including the deemed value of common shares paid on the option to acquire the property, total cost of the property to DRC Resources to date is in excess of $4.7 million.

● Rock Formations and Mineralization The Afton mineral zones are located at the northern end of the late Triassic to early Jurassic Iron Mask Batholith in contact with Tertiary volcanic and sediments to the north along an unconformable and faulted contact. The Iron Mask Batholith is a northwest-elongated composite sub-alkaline to alkaline pluton made-up of several different mafic to felsic intrusive phases and is contained within older Triassic-aged volcanic rocks of the Nicola Group. Copper mineralization at Afton is contained in the early Jurassic-aged Cherry Creek Unit, a sub-unit of the Iron Mask Batholith.

--------------------------------------------------------------------------------------------------------------------------

The principal metallic constituents of the occurrence are copper minerals that range from disseminated chalcopyrite and bornite together with native copper and chalcocite to disseminated chalcopyrite with only very minor isolated bornite and no native copper or chalcocite. Precious metals associated with this mineralization include significant gold, silver and palladium.

The Afton mineralization is in a low sulphide environment and is hosted by a carbonate rich rock which makes it non-acid generating due to the neutralizing effect of the lime.

When the open pit mine was brought into production in 1978, it was assumed to be a supergene-enriched porphyry type copper deposit, in which surface water percolating down through the rock had oxidized and enriched low grade copper minerals near surface. Open pit mining operations ceased in 1987, when at a depth of 900 feet, supergene native copper, chalcocite and chalcopyrite ores could no longer be economically mined by open-pit methods. Subsequent drilling below the pit bottom indicated higher copper and precious metals grades at depth, a factor inconsistent with most porphyry copper deposits, which decrease in grade with depth. Mineralogical and petrographic examination of the deeper mineralization suggests that the Afton deposit might be analogous to a magmatic copper-nickel deposit.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This section uses the terms "measured" and "indicated resources." We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The exploration drilling by DRC Resources disclosed two mineralized zones: the Main Zone and the Northeast Zone. DRC Resources engaged the independent mine engineering firm of Behre Dolbear and Company Ltd. to prepare an estimate of mineral resources of the Afton Copper-Gold Project. The calculations were done under the direction of Behre Dolbear's James A. Currie, P. Eng., a Qualified Person. Copper equivalent grades of the following Measured and Indicated Mineral Resources of in-place material were calculated for the Main Zone assuming 90% recovery of copper and gold, 75% recovery of silver and 74% recovery of palladium and the following metal prices: Copper $US 0.85/lb, Gold $US 375/oz, Silver $US 5.25/oz and Palladium $US 200/oz. These calculations were done for underground exploration program planning purposes using a cut off grade of 0.7% copper equivalent. The mineral resource calculations take no account of dilution, which for the selected block cave mining method being considered is expected to be in the range of 10%.

The terms "measured mineral resource" and "indicated mineral resource" as defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) indicate the relative quality, reliability and risk associated with each group of estimates. "Measured" means so well established as to support production planning and evaluation of the economic viability of the deposit. "Indicated" is less well established, but at a level of confidence sufficient to support mine planning and evaluation of the economic viability of the deposit. The reader is referred to the glossary for the full CIM definitions.

The following estimates were selected on the basis of a copper equivalent cut off grade expected to apply to the panel (block) cave underground mining method considered for the project in the Behre Dolbear advanced scoping study.

--------------------------------------------------------------------------------------------------------------------------

Main Zone Measured Resource
Cutoff Cu Eq (%)	Tonnes > Cutoff (tonnes)	Grade > Cutoff
		Cu (%)	Au (g/t)	Ag (g/t)	Pd (g/t)	Cu Eq (g/t)	Au Eq (g/t)
0.7	9,540,000	1.289	0.945	3.438	0.117	1.956	3.039
Main Zone Indicated Resource
Cutoff Cu Eq (%)	Tonnes > Cutoff (tonnes)	Grade > Cutoff
		Cu (%)	Au (g/t)	Ag (g/t)	Pd (g/t)	Cu Eq (g/t)	Au Eq (g/t)
0.7	45,220,000	1.040	0.820	2.531	0.115	1.619	2.516

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the term "inferred resources." We advise U.S. investors that, while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the Inferred Mineral Resource will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The Behre Dolbear & Company Ltd. Mineral Resource Estimate for the Main Zone of the Afton Copper-Gold Project also contained estimates of Inferred Resource in-place material, without dilution, based on 90% recovery of copper and gold, 75% recovery of silver and 74% recovery of palladium and a 0.7% copper equivalent cut off grade. This category of resource is only reasonably assumed on the basis of geological evidence and limited sampling, but not verified as to geological and grade continuity.

Main Zone Inferred Resource
Cutoff Cu Eq (%)	Tonnes > Cutoff (tonnes)	Grade > Cutoff
		Cu (%)	Au (g/t)	Ag (g/t)	Pd (g/t)	Cu Eq (g/t)	Au Eq (g/t)
0.7	21,400,000	1.025	0.832	2.344	0.128	1.613	2.506

--------------------------------------------------------------------------------------------------------------------------

Cautionary Note to U.S. Investors concerning resource estimates

This section discusses the results of a scoping study, which is a "preliminary assessment" as defined in the Canadian NI 43-101, under which disclosure of an "economic evaluation" that uses inferred mineral resources is permitted under certain circumstances. The U.S. Securities and Exchange Commission regulations do not recognize any circumstances in which inferred mineral resources may be included in an economic evaluation. The scoping study contains an economic evaluation of a mine plan that includes inferred resources. U.S. investors are cautioned not to assume that any part or all of an inferred resource category described as a 'resource falling within the mine plan' will ever be converted into 'reserves' within the definition of that term in SEC Industry Guide 7.

Behre Dolbear prepared an advanced scoping study that contained an economic evaluation on the Afton Copper-Gold Project mineral resources based on computer simulation of a 9,125 tonne per day panel (block) cave operation done by Behre Dolbear's sub-consultant, Metalica Consultores S.A. of Chile, under the supervision of Behre Dolbear Qualified Person, James A. Currie, P.Eng., on a mine plan that included the following mineral resources:

Category	Tonnes	Grade
		Cu (%)	Au (g/t)	Ag (g/t)	Pd (g/t)	Cu Eq (%)

Measured	7,494,000	1.258	0.884	3.348	0.107	1.884

Indicated	29,356,000	1.120	0.839	2.557	0.109	1.711

Measured + Indicated	36,850,000	1.149	0.848	2.718	0.109	1.747

Inferred Resource	13,130,000	1.134	0.911	2.302	0.128	1.775

Life of Mine Throughput	49,980,000	1.145	0.864	2.595	0.114	1.754

As required by NI 43-101 DRC Resources points out that the preliminary assessment (referring to the above-mentioned scoping study) is preliminary in nature, it includes inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment may be realized.

● Environmental legislation to which the property is subject Use of the surface is governed by the Waste Management Act, S.B.C. 1982, c.41 as amended by Waste Management Act, 1993, S.B.C. 1993, c.25, under which an "owner" includes a person who is in possession or, has the right of control of, occupies or controls the use of the property. Liability is absolute, retroactive and joint and several and applies despite the fact that a contaminating substance was introduced to the environment in compliance with legislation and permits in effect at the time of introduction. The effect could be to render DRC Resources liable for a waste or contaminant deposited or permitted to escape by a previous owner, subject to a government appointed 'manager' apportioning responsibility. Afton Mines Ltd., the previous operator of the Afton Mine on the property, carried out a successful reclamation program.

Reclamation permits issued by the British Columbia Ministry of Energy and Mines are held in the name of Afton Mines Ltd. All mining and other disturbances caused by Afton Mines Ltd. remain its liability. Any new disturbance resulting from DRC Resource's exploration is the responsibility of DRC Resources.

--------------------------------------------------------------------------------------------------------------------------

● Material Plans for Property Exploration DRC Resources' current exploration program is designed to test several other areas of the Afton Copper-Gold Project property by geophysical, geochemical and electro-magnetic surveys, to be followed up with diamond drilling if indicated. The Behre Dolbear economic evaluation anticipates an underground exploration program targeted at improving the confidence level in the Inferred Resources so as to upgrade it to the Measured or Indicated category. Including accruals for the cost of an economic evaluation by the Company's mine engineering consultants, Behre Dolbear & Company Ltd. and additional metallurgical test work and geophysical surveys all carried out in the period June to November 2003, to date approximately $4.5 million has been expended on the Afton Copper-Gold Project exploration program. The exploration program is being paid for out of working capital.

YUKON TERRITORY
NORTHWEST TERRITORY
BRITISH
COLUMBIA
ALBERTA
PACIFIC
OCEAN
U.S.A.
U. S. A.
Cassiar
Fort St. John
Stewart
Smithers
Prince Rupert
Prince George
Revelstoke
Afton Project
Lillooet
Kamloops
Penticton
VANCOUVER
VICTORIA
Legend:
International Boundary
Provincial Boundary
VICTORIA
Major City
Kamloops
Other City, Town
River
Lake
Project Location
AFTON COPPER-GOLD PROJECT
Afton Property Location Map
NTS: 92-I9W/10E
DRC Resources Corporation
Behre Dolbear & Company Ltd.
0 40 200 400 km
Fig.1
Drafting by Marek Mroczek

  Technical Reports .The most recent technical report is Behre Dolbear and Company Ltd. Technical Report1 of October, 2003, which includes references to and data from the following reports received by DRC Resources:

Mineral Resource Estimate for the Afton Copper/Gold Project Kamloops, B.C. Behre Dolbear & Company Ltd., May, 2003

Petrographic Examination of Rock Samples from the Afton Mine Area, B.C.

Harris Exploration Services, December 8, 2000

Flotation Studies, Afton Deposit. Process Research Associates Ltd., February 23, 2001.

Petrographic Studies of Core Samples from the Southwest Zone, Afton Deposit, Harris Exploration Services, December 30, 2001.

Diamond Drill Progress Report on the Afton Mine Property. J.J. McDougall, P.Eng., January 24, 2001

--------------------------------------------------------------------------------------------------------------------------

Scoping Study on the Afton Mines Project. Behre Dolbear & Company, Ltd. February, 2001

2000 and 2001 Diamond Drill Exploration Report and Mineral Resource Study Afton Copper-Gold Project. J.J. McDougall, P.Eng., April 17, 2002

2000, 2001, 2002 Diamond Drill Exploration Report and Mineral Resource Study Afton Copper-Gold Project, J.J. McDougall, P. Eng., March 10, 2003

Note 1: The full text of the Behre Dolbear & Company Ltd. Technical Report and scoping study from which the above data is taken is available for viewing on SEDAR. In addition, a summary extract may be viewed on the Company's website: www.drcresources.com, from which there is a direct link to SEDAR.

Ajax-Python Property

● Geographic location and access This property is situate in the Kamloops Mining Division within NTS map sheet 921-9W/10E of British Columbia, is situate 10 km (6 miles) southeast of the Afton Copper-Gold Property and 10 km (6 miles) south of Kamloops, British Columbia. Access is by secondary road from the Trans-Canada Highway.

N
BRITISH
COLUMBIA
LOCATION MAP
Cassiar
Stewart
Fort St.John
Smithers
Prince Rupert
Terrace
Queen Charlotte Islands
Prince George
Williams Lake
Lillooet
Revelstoke
Merritt
Princeton
Penticton
Nelson
Castlegar
Trail
Port Hardy
Vancouver Island
Victoria
UNITED STATES
0 100 200 300

DRC RESOURCES CORPORATION

LOCATION MAP

PYTHON MINERAL CLAIMS

KAMLOOPS MINING DIVISION

--------------------------------------------------------------------------------------------------------------------------

● Title This 4,500 acre property consists of two groups totaling 72 mineral claims located and recorded under the Mineral Tenure Act of British Columbia and 5 crown grants, all claims of each group are contiguous, though the two groups are not contiguous. All mineral claims are in good standing until at least September 26, 2004. Annual assessment work in the amount of $200 per claim unit or cash in lieu is required to be performed or paid to keep mineral claims in good standing. All taxes have been paid on the crown granted claims.

DRC Resources owns all (100%) interest in the mineral claims and crown grants comprising the property, but does not own any surface rights to the area covered by the mineral claims and crown granted mineral claims comprising the Ajax-Python Property

Par Five Equities Ltd., from whom DRC Resources purchased all interest in the Python claims group (67 mineral claim units and 5 crown granted mineral claims) in February 22, 1996, retains a 2% net smelter return royalty, which DRC Resources has the right to purchase at any time for a total purchase price of $100,000 payable in cash and/or shares of DRC Resources. DRC Resources has not exercised the option to purchase the net smelter royalty.

● History Copper mineralization was discovered on the Python property in 1886 and underground mining took place from 1899 to 1914. Thereafter, a number of companies, including Teck Corporation optioned or owned the property and did surface exploration and limited diamond drilling. In 1996 DRC Resources optioned the property and did 1000 feet of diamond drilling. From 1928 onward the nearby Ajax property was held by a number of companies until in 1987 Afton Mines Ltd. extensively explored and brought the Ajax open pit into production in 1990. Until shut down in 1997 two Ajax pits produced approximately 19 million tons of low grade (approx. 0.5% Cu and 0.35 g/t Au) ore which was trucked to the Afton mill six miles away. DRC Resources acquired the property in 1996 and carried out surface exploration and approximately 2000 feet of diamond drilling.

● Rock formations and mineralization The Ajax-Python claim group is located within the Iron Mask Batholith 10km Southeast of the Afton Property, Kamloops, British Columbia. These intrusive rocks have hosted several open-pit porphyry copper-gold mines such as the Afton, Pothook, Crescent, Ajax and Python. Chalcopyrite is the predominant copper mineralization, occurring in blebs and disseminations. DRC Resources' exploration on the Ajax-Python Property indicates anomalous areas between the two previously mined Ajax open pits.

The property contains no known deposits or reserves.

--------------------------------------------------------------------------------------------------------------------------

● Environmental legislation to which the property is subject Use of the surface is governed by the Waste Management Act, S.B.C. 1982, c.41 as amended by Waste Management Act, 1993, S.B.C. 1993, c.25, under which an "owner" includes a person who is in possession or, has the right of control of, occupies or controls the use of the property. Liability is absolute, retroactive and joint and several and applies despite the fact that a contaminating substance was introduced to the environment in compliance with legislation and permits in effect at the time of introduction. The effect could be to render DRC Resources liable for a waste or contaminant deposited or permitted to escape by a previous owner, subject to a government appointed 'manager' apportioning responsibility. The previous operator has carried out a successful reclamation program in respect of the Ajax property group.

● Material Plans for Property Exploration The Company does not plan a significant program on this property. Sufficient exploration work will be done to keep the property in good standing year to year. The annual cost of maintaining title is approximately $10,000 per year in assessment work, including statutory work requirements and filing fees.

Lipsett Lake Prospect

● Geographic location This property, consisting of 11 units under single unpatented claim Number P1229896, is located in Timmins Township on the north shore of Lipsett Lake approximately 48 km southeast of Timmins, Ontario.

● Acreage This property covers 440 acres.

● Percentage ownership The Company holds all (100%) direct interest in this claim.

● Details of Acquisition This claim was purchased outright at arm's length from John Ball for $15,000 on October 20, 1997, free and clear of any encumbrance or royalty.

● Status of tenure This claim is in good standing until October 14, 2006.

● Legal impediments DRC Resources is aware of no legal impediments or challenges to its title to this claim.

● Environmental legislation to which the property is subject This property is subject to environmental legislation and regulations governing exploration and development in the Province of Ontario.

● Geological setting The property is underlain by a sequence of north-south trending meta-volcanic rocks in contact with the Kasba Lake intrusive body on the east.

● History of Exploration The property has no known history of exploration.

● Exploration Carried out by the Company In May 1998 DRC Resources carried out prospecting, a geophysical survey and mapping, which was followed up by a 291 meter diamond drill program to test the meta-volcanic sequence for polymetallic massive sulphide mineralization that is characteristic of a similar geologic setting to the north of the property. No economic metal values were found in the disseminated sulphide mineralization intersected in the test holes.

● Reserves The property contains no known orebody or mineral reserves.

--------------------------------------------------------------------------------------------------------------------------

● Material Plans for Property Exploration DRC Resources has no immediate plans to carry out exploration of this property, though it intends holding the property.

HUDSON BAY
N
JAMES BAY
FORT ALBANY
EASTMAN
MOOSONEE
ONTARIO
QUEBEC
CHIBOUGAMAU
GERALTON
HEARST
QUEVILLON
AMOS
THUNDER BAY
SEMMETERRE
ROUYN
NORANDA
VALDOR
WAWA
PROPERTY LOCATION
LAKE SUPERIOR
SAULT STE. MARIE
SUDBURY
NORTH BAY
MONTREAL
OTTAWA
LK. MICHIGAN
LK. HURON
TORONTO
LK. ONTARIO

DRC RESOURCES CORPORATION		
Property: LIPSETT LAKE PROPERTY, TIMMINS TOWNSHIP		
LOCATION MAP		
Date: Nov. 1998	Scale: 1" = 125 Miles	Fig. #1

Item 5 Operating and Financial Review and Prospects

A. Operating results.

The following discussion of DRC Resources' operations and financial condition describes financial data prepared using Canadian GAAP. The differences between US GAAP and Canadian GAAP are described in Note 15 to the accompanying audited financial statements.

Significant accounting policies applied in preparing DRC Resources' financial statements are set out in Note 2 to the accompanying audited financial statements.

Other Income and Expenses did not include product sales Operations consisted wholly of exploration, primarily in the form of diamond drilling totaling 47,721 metres (156,525 feet) on the Afton Project carried out by DRC Resources since commencement of the periods reported on in this application. This drilling represents over 100% of the planned

--------------------------------------------------------------------------------------------------------------------------

diamond drill program. To December 31, 2002 a total of $3,263,974 has been expended representing 69.45% of the costs budgeted for the total exploration program. The work completed in year 2000 established an Indicated Mineral Resource of 25 million tons grading an average 3% copper equivalent. Year 2001 exploration increased the Indicated Mineral Resource of the Afton Project by more than 50% to 37.7 million tons grading an average 2.32% copper equivalent. Drilling during and subsequent to the first quarter of 2002, encountered an intersection west of the mineral zone envelope boundary used in the 2000-2001 indicated mineral resource estimate of 37.7 million tons of 2.32% copper equivalent, indicating a possible widening of the mineralized zone. Year 2003 expenditures to September 30, 2003 for infill drilling and an advanced scoping study that included an economic evaluation by Behre Dolbear & Company Ltd. brought total expenditures on the Afton Copper-Gold Project to an estimated aggregate of $4.5 million that resulted in establishing the mineral resources described under Item 4.D on pages 24-25 of this registration statement.

Some economies achieved by DRC Resources in the conduct of its exploration program were in part attributable to a persistent downturn in British Columbia's mineral exploration sector that resulted in diamond drilling units and other exploration facilities being available at favourable rates.

For purposes of illustrating management explanation and discussion of the Company's financial condition and results of operations, please refer to the following table of selected financial information that appears in more detail in the financial statements that accompany this application.

Year ended December 31	2002	2001	2000
Other Income & Expenses	114,260	255,155	176,527
General and Administrative Expenses	476,812	194,179	144,990
Write-down of mineral property interests	5,999	96,360	41,718
Net Income (Loss)	368,551	(35.385)	(10,181)
Working Capital	4,001,927	4,244,743	5,120,622
Properties
- Acquisition Costs	581,335	467,222	497,655
-Deferred Exploration Expenses	1,377,329	1,473,664	868,697
Other Assets (automobile and equipment) - net book value	41,535	14,367	15,921
Deferred Income Taxes	113,676	296,410	216,985
Shareholders' equity ($)	6,333,889	5,566,571	6,075,855
Number of Common Shares Outstanding (1)	9,131,766	8,283,766	6,680,516
Nine Months ended September 30	2003	2002
Other Income & Expenses	69,589	87,954
General and Administrative Expenses	385,763	286,118
Write-down of mineral property interests	-	1,250
Net Income (Loss)	(408,674)	*85,291)
Working Capital	3,049,913	4.676.915
Properties - Acquisition Costs - Deferred Exploration Expenses	470,468 2,418,931	527.334 1,447,071
Other Assets (automobile and equipment) - net book value	32,484	39,806
Deferred Income Taxes	206,266	183,537
Shareholders' equity ($)	5,876,397	6,507,589
Number of Common Shares Outstanding[1]	9,244,766	8,399,766

Note 1: By a private placement November 6, 2003 an additional 3,450,000 common shares were issued and 200,000 common shares were issued November 10, 2003 as part exercise of the option to purchase the Afton Project property.

--------------------------------------------------------------------------------------------------------------------------

Financial Condition and Changes

Other Income and Expenses over the years 2000, 2001 and 2002 consisted primarily of interest on working capital augmented by a small oil and gas royalty. The increase in year 2001 other income and expenses was due to a full year's interest being earned and reported on working capital raised by the $5 million private placement in year 2000. The decrease in other income and expenses for 2002 over 2001 is due in part to a reduction of working capital equal to expenditures in exploration and partly to progressively lower interest rates being earned on remaining working capital. Working capital is maintained in low risk term deposits. Foreign exchange gains of $20,133 and oil and gas royalties of $4,357 added to year 2000 interest earnings of $152,057 resulted in income of $176,527 for the year. Year 2001 foreign exchange gains of $20,231 and oil and gas revenues of $2,123 added to year 2001 interest earnings of $232,801 resulted in income of $290,539 for the year. A foreign exchange loss of $4,159 in year 2002 (due to a rise in value of the Canadian dollar) and oil and gas income of $1,743 resulted in income of $114,260 in year 2002.

An increase in loss (up $25,203) before income taxes for the year 2001 over the year 2000 was due primarily to increases in the write-off of mineral claim interests and a $39,405 increase in consulting and management fees. A $333,167 increase in loss before income taxes for the year 2002 over the year 2001 was due primarily to five factors: (1) a $116,125 drop in interest income due primarily to lower interest rates earned on working capital; (2) a $35,736 increase in consulting and management fees coupled with a $42,643 increase in professional fees due to increased activity on the Afton Project; (3) a $52,000 increase in financing and sponsorship costs related to a fund raising; (4) a $44,422 increase in regulatory fees in connection with the Company's listing on the Toronto Stock Exchange; and (5) a $66,621 increase in travel and promotion costs.

Administrative costs increased from an average $11,150 per month in year 2000 to $15,262 per month in year 2001 to $39,547 per month in 2002 due primarily to increasing demands for professional services, regulatory and financing costs related to increasing exploration and analytical activity on DRC Resources' Afton Project and the search for financing and development partners for that project as its development prospect matured.

Property acquisition costs increased by $120,000 for the year 2002 over 2001 by the deemed value of 400,000 Common Shares issued at a deemed $0.30 per share in partial exercise of the option to acquire the Afton Project property. The Timmins Ontario Mineral Claims acquired for $31,500 in 1997 and on which $64,860 was expended on exploration, were written down in the year ended December 31, 2001.

Deferred exploration costs in 2000 and 2001 were, respectively, $868,687 and $1,473,664. In year 2002 exploration costs were actually $193,692 lower than in 2001, but the Company's exploration grant recoveries were only $96,335 in 2002 compared to $412,375 in 2001. The indicated $211,056 reduction for year 2000 and the $376,207 reduction for each of the years 2001 and 2002 in deferred exploration costs due to 'tax effect of flow through shares' does not represent a cost recovery; though it reduces cost for DRC Resources' tax purposes. Those amounts, which were qualifying exploration expenditures under Canadian income tax law, were renounced in favour of the subscribers to issues of flow-through shares of the Company.

--------------------------------------------------------------------------------------------------------------------------

Quarterly Information - Other Income and Expenses for the nine months ended September 30, 2003 was $69,589 compared to $87,954 for the corresponding period in 2002. The decrease is due primarily to a decrease in the value US dollar denominated term deposits as a result of the weakening of the US dollar and to lower rates of interest income on, and, due to the program work, a reduction in, working capital. General and administrative expenses were $385,763 for the nine months ended September 30, 2003 compared to $286,118 for the corresponding period in 2002 due to increased activity on the Afton Project and administrative expenses related to TSX listing and US Form 20F application. The result was a loss after taxes of $408,674 ($0.04 per share) for the nine months ended September 30, 2003 compared to a net loss after taxes of $85,291 ($0.01 per share) for the corresponding period in 2002. Because the president spent much of his time on the Afton Copper-Gold Project, his charges were apportioned between general and administrative and deferred exploration costs.

Exploration costs for the first nine months of 2003 were $983,781 compared to $583,241 in first nine months of 2002. The work done in the first nine months of the fiscal years of 2003 and 2002 were diamond drilling, engineering studies and property evaluations for the planning of the respective diamond drill programs. The work in first nine months of 2003 included data preparation, infill and exploration diamond drilling for the economic evaluation and related studies commissioned in February, 2003 .

Inflation did not affect DRC Resources' operating results, which actually benefited from lower costs due to a sectoral downturn.

Foreign currency fluctuations had a very limited negative effect on DRC Resources other income and expenses. The impact of a rising Canadian dollar (or devaluing US dollar) could have significant effect on concentrate product sales in the future, since all such sales are conducted in US currency, while costs are incurred in Canadian dollars.

B. Liquidity and capital resources

Working Capital at Year-end DRC Resources had working capital of $4,000,000, $5,800,000 and $5,100,000 and no debt at December 31st in, respectively, the years 2002, 2001 and 2000. Equity financings of $4,904,120 in 2000 and $1,935,515 in 2002 were the principal sources of working capital.

Except for a brief period in 1999, the Company has been in the business of acquiring and exploring mineral properties. As such, it has had no operations revenue and has depended on sale of shares to provide capital to carry out its activities.

During 2002 interest income, a small oil and gas royalty and foreign exchange gains provided for approximately 23.57% of the Company's administrative costs. In 2001 and 2000 interest, royalty income and a foreign exchange gains provided for, respectively, approximately 87.82% and 94.55% of the Company's administrative costs.

In 2000 DRC Resources' working capital increased significantly due to funding provided by a $5 million Special Warrants Private Placement Offering, which put the Company in a position to make a commitment to a large exploration program on its Afton Copper-Gold Project. In 2002 a $2.1 million private placement of flow-through shares was added to general working capital.

--------------------------------------------------------------------------------------------------------------------------

Interest income on its working capital combined with a favourable exploration cost experience on the Afton Copper-Gold Project to leave DRC Resources with working capital adequate to meet its administrative costs and property maintenance programs through the year 2003. Other than relatively nominal property maintenance costs on projects other than the Afton Copper-Gold Project, the Company does not have any commitments for material expenditures in either the near or long term. DRC Resources' working capital is sufficient to meet all its present requirements as an exploration company. However, to move to the development stage of its Afton Copper-Gold Project, it may be necessary for DRC Resources to raise as much as 10% of the expected capital requirement of about $140 million, in order to attract an institutional lender or mine financing partner, such as a smelter, to the project. DRC Resources expects that such capital requirement would have to be met by equity financing through issue of securities of the Company.

Working Capital at Quarter-end At September 30, 2003 working capital was $3,049,913 compared to $4,676,915 at the end of the corresponding quarter in 2002. By a November 6, 2003 private placement financing that netted $22.5 million, working capital increased to approximately $25 million at the date of this registration statement.

C. Research and development, patents and licences, etc. (Not applicable)

D. Trend information (Not applicable)

Item 6. Directors, Senior Management and Employees

A. Directors and senior management

John Harvey Kruzick, 58, a director since February 26, 1980, President and CEO of DRC Resources since incorporation, has been self-employed in mineral exploration since graduating with a B.Sc. in geology from the University of British Columbia in 1969. Mr. Kruzick has supervised exploration programs throughout North America for over 30 years. He was a director and President of Planet Ventures Inc. (formerly known as Footwall Explorations Inc.) from April 1998 to June 1999, when he resigned as president but remained a director until his resignation from all positions with that company in March 2000.

Sharon Lynne Ross, 55, a director since May 12, 1981, Corporate Secretary and of DRC Resources, is a self-employed corporate administrator employed by Allshare Holdings Ltd., a non-reporting (private) British Columbia company in which she holds a 50% interest that manages the day-to-day administration of DRC Resources.

Charles Robert Edington, 63,a director of DRC Resources since July 13, 1992, has been employed as a ship manager by FENCO MacLaren Inc. (an SNC Lavalin company) since 1997, prior to which he was project director of Ship Repair Unit Pacific, a Canadian federal governmental ship repair unit in Victoria, B.C.

Mike Muzylowski, 68, an independent director of DRC Resources since September 12, 2000 has since 1995 been the President and Chief Executive Officer of Callinan Mines Limited, a reporting company listed on the TSXV, which retains an interest in the Callinan Mine, a poly-metallic underground operation producing 550,000 to 600,000 tons per year. He holds a B.Sc. in geology from the University of Manitoba. Mr. Muzylowski was named developer of the year for Canada in 1988 in recognition for Hycroft and Trout Lake Mines. Mr. Muzylowski's experience includes 35 years in managing exploration programs for Hudson Bay Exploration and Development

--------------------------------------------------------------------------------------------------------------------------

Company Limited, Granges Exploration Aktiebilog, Granges Exploration Ltd., Granges Inc. and Hycroft Resources Ltd., where as Chairman and CEO he headed up that Company's Winnemucca, Nevada gold mine development project in 1986. During the preceding 5 years, he has been a director, officer and/or promoter of 14 other reporting issuers. He presently holds positions in the following publicly listed companies: director of Napier International Technologies Ltd. (TSE/Frankfurt) since October 1989; director of Williams Creek Exploration Limited (TSXV) since July 1987; director of KRL Resources Corp. (TSXV) since May 1990; Chairman and director from November 1989 to December 1991 and Co-chairman and director from November 1989 to December 1991; director of Diamondex Resources Ltd. (TSXV) since June 1999; director of Paccom Ventures Inc. (TSXV) since June 1994; director since December 1994 and President and CEO since June 1995 of Callinan Mines Limited (TSXV); director of Cypress Minerals Corp. (TSXV) since January 1997;. During the past 5 years he has held positions in the following public companies: director of Winspear Resources Ltd. (TSXV) from January 1993 to August 2000; director and Chairman of Tan Range Exploration Corporation (TSXV) from September 1991 to May 1999; director of United America Enterprises Ltd. (TSXV) from November 1996 to July 17, 2001; director of Westfort Energy Ltd. (TSE) from July 1998 to March 2003; director of Firestone Venture Inc. (TSV) August, 1990 to Jan, 2001; and director of Thunderbird Properties Ltd. (TSXV) from February 1998 to February 1999.

Thomas O'Toole Taylor, 41, an independent director since February 1, 2002, has been employed as a pilot during the past five years by Air Canada. Mr. Taylor has been a director of DRC Resources since February 1, 2002 and served on the board of directors of Winzen International Inc. (TSXV) from November, 1992 to July, 2000.

Bruno Johann Mosimann, 59, Vice-President, Corporate Development and Finance of DRC Resources since September 2000, has been a self-employed investment counselor and portfolio manager, operating since 1985 as Romofin AG of Zurich, Switzerland, a private company of which he is the President, majority shareholder and general manager. His experience includes 9 years with Dow Banking Corporation in various international locations in the areas of business development, lending, investment counseling and portfolio management between 1976 and 1985. Mr. Mosimann was Vice President of Finance with Westfort Energy Ltd. (TSXV) from September 2000 to September 2002. He also held a position as Vice President of Finance with Curion Ventures Corporation (TSXV) from July 1999 to July 2000.

Maurice Delamore Lee, 70, Vice President, Business Development of DRC Resources since February 1, 2002 has been involved in corporate finance and business development for 30 years. During his career he has been an securities salesman with First Canada Securities (October 1988 to February 1995), a securities salesman with CT Securities (March 1995 to March 1997), a salesman with Dominick & Dominick Securities Ltd. (April 1997 to April 1999) and a salesman and minority shareholder with Thomson Kernaghan & Co. Ltd. (May 1999 to May 2001) until retirement.

Craig D. Thomas, 51, an independent director of DRC Resources since November 19, 2002, who obtained his undergraduate degree in 1975 from Harvard College and a law degree in 1978 from the University of Alberta, has practiced law in British Columbia since 1979. He is now a principal of the law firm of Thomas Rondeau specializing the practice of corporate and securities law matters, including structuring and implementation of

--------------------------------------------------------------------------------------------------------------------------

corporate financing transactions, public and private securities offerings, mergers and acquisitions, registration, reporting and compliance matters. He has served as an officer and/or director of the following reporting corporations: director of Phoenix Leisure Corporation (TSXV) from July 2, 1996 to February 12, 2003; director of Golden Raven Resources Ltd. (TSXV) since January 24, 2002; director from September 12, 1996 to the present of Intercontinental Mining Corporation (TSXV), which he served as president from December 28, 1996 to July 29, 1998; secretary from December 20, 1996 to December 5, 2000 of Rystar Communications Ltd. (TSXV) on which he served as a director from March 17, 1997 to December 5, 2000 and from November 5, 2002 to the present; director of Anglo-Andean Explorations Inc. (TSXV) from February 26, 1993 to the present; secretary of Terramin Mining Inc. from July 16, 1993 and director from October 11, 1998 to the present; director from March 6, 2000 to October 13, 2001 of AimGlobal Technologies Company Inc. (TSX, AMEX), which he also served as secretary from August 10, 2001 to October 3, 2001; director of Leitak Enterprises Ltd. (TSXV) from April 9, 1998 to October 15, 1999; director of First Smart Sensor Corp. (COATS) from February 26, 1998 to November 9, 1999; director of CSCC Casino Software Corporation (OTC) form April 10, 1997 to August 27, 1998; director of Greenwood Environmental Ltd. (TSXV) from October 25, 1993 to June 24, 1999; director from November 24, 1993 to May 15, 1998 of RW Packaging Ltd. (TSXV), which he also served as secretary from March 30, 1988 to October 9, 1991; director of L.E.H. Ventures Ltd., (VSE) from January 16, 1997 to March 11, 1998; director of Blue Ribbon Resources Ltd. (VSE) from June 4, 1991 to January 6, 1997; director of Crown Butte Resources Ltd. (VSE, TSE) from February 27, 1987 to August 9, 1996; director and secretary of Darius Technology Ltd. (VSE) from December 8, 1992 to December 22, 1995; director of Plexus Resources Corporation (TSE, NASDAQ) from November 23, 1981 to January 27, 1990.

Ian M. Beardmore, 64, Chief Financial Officer of DRC Resources since October 28, 2002 is a chartered accountant who began studies in 1967 with the firm of Young, Peers, Milner (now Deloitte, Haskins & Sells), in 1973 began working in industry for a number of firms including Fallis Turf & Co. (assistant to the president 1974 to 1975), Western Panelex, Inc. (president 1974 to 1976), consultant to Laventhol & Horvath, chartered accountants (managed International Plaza Hotel during 1977), owner of Canvas Company restaurant and art gallery (1977 to 1978), controller of Plantation Indoor Plants Ltd. (1978 to 1983) and, from 1985 to the present, associated with the firm of Moen and Company (and its predecessors, Moen and Jorgensen and Jorgensen Beauchamp), chartered accountants, where he handled personal and corporate taxation and audits of reporting companies accounts in the securities area.

There are no arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of DRC Resources' board of directors or senior management.

B. Compensation

The following is a description of all compensation and benefits paid or granted in kind to DRC Resources' directors and members of its administrative, supervisory and management bodies during the fiscal year ended December 31, 2002 for services in all capacities to the Company.

For purposes of reporting compensation and benefits under governing Canadian securities legislation and policy and stock exchange rules, the following terms are used:

"SAR" is an acronym for "Stock Appreciation Right", which means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities;

--------------------------------------------------------------------------------------------------------------------------

"LTIP" is an acronym for "Long-term Incentive Plan", which means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the issuer or an affiliate of the issuer, the price for the issuer's securities, of any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

The amount of compensation paid to DRC Resources' directors and members of its administrative, supervisory or management bodies for the last full financial year 2002 is set out below:

Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation			All other Compen- sation
					Awards		Payouts
		Salary $	Bonus $	Other[1] $	Securities Under Options or SARs Granted	Restricted Shares or Restricted Units ($)	LTIP Payouts ($)
John H. Kruzick, President & CEO	2002	-	-	112,845	-	-	-	-
Sharon L. Ross, Corporate Secretary	2002	-	-	41,405		-	-	1,000[2]

Note 1: Paid during the fiscal year for business management and administrative services billed by private consulting companies controlled by John H. Kruzick and Sharon L. Ross.

Note 2: Director's fees

The Company does not have an LTIP for its executive officers.

No SARs were granted to ending December 31, 2002:

No options were granted during the last completed financial year. However, at the date of this statement there were outstanding previously granted options in respect of a total of 847,000 unissued Common Shares, of which 745,000 were held by directors and members of the Company's administrative, supervisory or management bodies.

The Company does not have any amount set aside or accrued to provide pension, retirement or similar benefits.

C. Board practices

1. Term of Office

Under DRC Resources' Articles the office of director expires at each annual meeting of shareholders. A director holds office as such until the next annual meeting of shareholders when he/she may stand for re-election. The Board of Directors as a group determines in advance of each annual meeting of shareholders who will be put forward for re-election. See item 6.A for the period during which each director has served in that capacity.

Under the Company Act (British Columbia) annual meetings of shareholders are required to be held in every calendar year and not longer than 15 months after the last annual meeting of shareholders.

--------------------------------------------------------------------------------------------------------------------------

2. Service Contracts

The Company has concluded service contracts with two persons who are directors and/or members of administrative, supervisory or management bodies.

Since founding DRC Resources, John H. Kruzick has provided the Company's direction and management as a consultant through a private company, Westridge Enterprises Ltd., controlled by him and paid on a per diem services basis with reimbursed for out-of-pocket expenses. By Services Agreement made and approved April 23, 2003 by the Board of Directors, John H. Kruzick's engagement as President and Chief Executive Officer was formalized on a retainer basis on the following terms and conditions:

  Term: five years commencing April 2003 through March 2007.
  Cash compensation: a base retainer fee $500 per day served during year 2003 (beginning in April, 2003) with the base retainer fee to be increased annually as deemed appropriate for services performed subject to approval by a majority of the board of directors.
  Director's Fees: as member of the Board of Directors he is to be entitled to any approved directors' fees.
  Retainer during Illness: he will be paid the per diem fee on the basis of 20 days per month for up to six months from the date when any illness renders him unable to fulfill his duties.
  Benefits During Illness: he will receive benefits other than contract fees for up to 2 years after any illness renders him unable to fulfill his duties.
  Stock Options: he may be granted options to purchase its stock in accordance with DRC Resources' Stock Option Plan.
  Expenses: he will be reimbursed all reasonable out-of-pocket expenses incurred by him in carrying out his duties.
  Termination: the Board of Directors may terminate Kruzick's employment at any time, with or without cause.
  Termination by Company Without Cause: If his services are terminated without cause, Kruzick will receive accrued service fees and a lump sum payment equal to the average monthly fee paid for the previous year times the number years he has been with the Company.
  Termination Without Cause by Kruzick: If Kruzick terminates his employment without cause prior to the expiration of the Agreement, he will be paid all accrued, but unpaid fees and expenses.
  Termination With Cause by DRC Resources: If Kruzick's employment is terminated by DRC Resources for cause, other than moral turpitude or dishonesty on Kruzick's part, prior to the expiration of this Agreement, Kruzick shall be paid a lump sum severance payment equal to the compensation of one month of service fees for each year of past contract services rendered (based on the average monthly fee paid for the previous year), together with any accrued, but unpaid expenses
  Reporting: Kruzick is to be a permanent member and chairman of the Executive Committee, report to the Board of Directors at regular quarterly Board meetings and at the annual general meeting of DRC Resources and otherwise be accountable to the Board of Directors.

--------------------------------------------------------------------------------------------------------------------------

Since May 12, 1981, Sharon L. Ross has provided the Company with secretarial and office administrative services as a consultant through a private company, Allshare Holdings Ltd., controlled by her and paid on a per diem services basis with reimbursed for out-of-pocket expenses. By Services Agreement made and approved April 23, 2003 by the Board of Directors, Sharon L. Ross' engagement as Corporate Secretary to perform the duties customary to that position was formalized on the following terms and conditions:

  Term: five years commencing April 2003 through March 2007.
  Cash compensation: a base fee of $35 per hour served during year 2003 (beginning in April, 2003) with the base fee to be increased annually as deemed appropriate for services performed subject to approval by a majority of the board of directors.
  Director's Fees: as member of the Board of Directors she is to be entitled to any approved directors' fees.
  Retainer during Illness: Ross will be paid the per diem fee on the basis of 128 hours per month for up to six months from the date when any illness renders her unable to fulfill her duties.
  Benefits During Illness: he will receive benefits other than contract fees for up to 2 years after any illness renders her unable to fulfill her duties.
  Stock Options: he may be granted options to purchase its stock in accordance with DRC Resources' Stock Option Plan.
  Expenses: she will be reimbursed all reasonable out-of-pocket expenses incurred by her in carrying out her duties.
  Termination: the Board of Directors may terminate Ross' engagement at any time, with or without cause.
  Termination by Company Without Cause: If her services are terminated without cause, Ross will receive accrued service fees and a lump sum payment equal to the average monthly fee paid for the previous year times the number years she has been with the Company.
  Termination Without Cause by Ross: If Ross terminates her engagement without cause prior to the expiration of the Agreement, she will be paid all accrued, but unpaid fees and expenses.
  Termination With Cause by DRC Resources: If Ross' engagement is terminated by DRC Resources for cause, other than moral turpitude or dishonesty on Ross' part, prior to the expiration of the Agreement, Ross will be paid a lump sum severance payment equal to the compensation of one month of service fees for each year of past contract services rendered (based on the average monthly fee paid for the previous year), together with any accrued, but unpaid expenses
  Function and Reporting: Ross reports to the President, is to be a member and act as secretary of the Executive Committee of the Board of Directors, is to consult with the Executive Committee, as required, in respect of extraordinary matters arising in the course of day-to-day business and be accountable to the Board of Directors.

--------------------------------------------------------------------------------------------------------------------------

3. Audit Committee and Remuneration Committee

The Company does not have a remuneration committee.

The Audit Committee consists of three independent directors: Mike Muzylowski, Craig Thomas and Thomas Taylor. The terms of reference of the audit committee include the following:

Primary Function: to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls that management and the Board have established, and the Company's audit process.

Powers: to conduct or authorize investigations into any financial or other matter of the Company; to request any officer or employee of the Company, its counsel and its outside auditor to attend a meeting of the committee or any member(s) of the committee; to select, evaluate, and when required or appropriate, replace the outside auditor or nominate the outside auditor to be proposed, subject to shareholder approval.

Accountable: to the Board.

Responsibilities: to determine whether the Company's financial statements are complete, accurate, are in accordance with generally accepted accounting principles and fairly present the financial position and risks of the organization by querying management and the outside auditor; to resolve disagreements between management and the outside auditor; to assure compliance with laws and regulations and the Company's own policies; and to provide the Board with such reports and recommendations with respect to the financial statements of the Company as it deems advisable.

Duties: meet at least four times per year or more frequently as circumstances require; annually review and reassess the adequacy of this policy; perform such functions as may be assigned by law and the Company's constating documents, or by the Board; recommend to the Board of Directors the outside auditor to be nominated and review the performance of the auditor; confer with the outside auditor and receive written confirmation at least once per year as to the outside auditor's view of the Company's internal processes and quality control and disclosure of any investigations or government inquiries, reviews or investigations of the outside auditor; take reasonable steps to confirm the independence of the outside auditor; in consultation with the outside auditor consider the audit scope and plan of the outside auditor; review with the outside auditor the matters required to be discussed by generally accepted auditing practices; at the completion of the annual examination review and discuss same with management; consider and discuss with the outside auditor any significant changes required in the outside auditor's audit plan; review any problems the outside auditor has in obtaining required information; review and discuss with management and the outside auditor at the completion of any review engagement or other examination, the Company's quarterly financial statements as well as the annual reports, the quarterly reports, the management discussion and analysis, Annual Information Form, prospectus and other disclosures and, if thought advisable, recommend the acceptance of such documents to the Board for approval; review and discuss with management any guidance being provided to shareholders on the expected future results and financial performance of the company and provide their recommendations on such documents to the Board; inquire of management and the outside auditor about the systems of internal controls that management and the Board of Directors have established and the effectiveness of those systems. In addition inquire of management and the outside auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company; inquire of the auditors the quality and acceptability of the Company's accounting principles, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates; and meet with the outside auditor and management in separate executive sessions, as necessary or appropriate, to discuss any matters that the Committee or any of these groups believe should be discussed privately with the Audit Committee.

--------------------------------------------------------------------------------------------------------------------------

D. Employees

The Company has no full time employees other than the President and the Corporate Secretary, both of whom are full-time, part-time (in the case of John Kruzick, 5 days per week, 7 to 9 hours per normal workday and, in the case of Sharon L. Ross 4 days per week, 7 to 9 hours per normal workday, both as required) under contracts for services. As required to attend to administrative chores or to perform technical work, the Company engages consultants or service firms to attend to requirements on a fee-for-services basis.

The Company anticipates that will change if and when mine development program or mining operations begins.

No labour union is certified to represent workers at any site of the Company, nor to bargain with the Company for any employee(s).

E. Share Ownership

The following sets forth the share ownership and options held by DRC Resources' directors and members of its administrative, supervisory and management bodies as at the date of this application. Percentages are based on there being 12,901,766 Common Shares outstanding at the date of this application. All shares are of the same class with the same voting rights.

Name and Position with the Company	Common Share Holdings		Options to Purchase Common Shares
	Number of Shares Held	Percentage of all Issued Shares	Number of Shares Under Options Held	Exercise Price Per Share	Expiry Date of Options
John Harvey Kruzick, Director, President & CEO	2,656,051	20.59%	Nil	N/A	N/A
Sharon Lynne Ross, Director, Corporate Secretary	19,000	0.14%	25,000 25,000	3.00 3.00	13-Sep-04 1-Feb-04
Charles Robert Edington, Director	90,000	0.69%	25,000	3.00	13-Sep-04
Mike Muzylowski, Director	35,000	0.27%	150,000	3.00	13-Sep-04
Thomas O'Toole Taylor, Director	35,000	0.27%	50,000	3.00	1-Feb-04
Craig Dalton Thomas, Director	Nil	Nil	25,000	3.50	5-Dec-04
Bruno Johann Mosimann, Vice President, Corporate Development and Finance	Nil	Nil	125,000	3.00	13-Sep-04
Maurice Lee, Vice President Business Development	81,969	0.64%	195,000	3.00	1-Feb-04
Julia Young, Corporate Financial Strategist	Nil	Nil	100,000	3.05	18-Sep-04
Ian Mackenzie Beardmore, Chief Financial Officer	Nil	Nil	25,000	3.50	5-Dec-04

--------------------------------------------------------------------------------------------------------------------------

Stock Option Plan

In accordance with Toronto Stock Exchange (TSX) ("Exchange") policies, the Company has adopted by resolution of the shareholders at the 2003 annual shareholders' meeting, the DRC Resources Corporation Stock Option Plan (the "Plan"). The Plan complies with the requirements of Exchange Policy set out in Sections 627 - 637.3 of the TSX Company Manual. Under the Plan, 1,000,000 common shares of the Company are reserved for issuance on the exercise of stock options. The number of common shares of the Company reserved for issuance under the Plan and under previously issued and unexercised options total 1,847,000 common shares, equal to 14.54% of the Company's issued and outstanding common shares as at November 30, 2003.

Principal Terms of Stock Option Plan

The Plan provides that stock options may be granted to directors, senior officers, employees, consultants and service providers of the Company (and any subsidiary of the Company) and management company employees. For the purpose of the Plan, "service provider" means an employee or insider of a listed company and any other person or company engaged to provide ongoing management or consulting services for the listed company and "insider" means a person so defined in the Ontario Securities Act and associate of any person who is an insider, both as provided in TSX Company Policy Manual, Section 627.

Under the Plan, the Company's board of directors may, from time to time, designate a director or other senior officer or employee of the Company as administrator of the Plan.

The Plan provides for the issuance of stock options to acquire up to a total of 1,000,000 common shares of the company (subject to standard anti-dilution adjustments). The Plan will terminate when all of the stock options have been granted or when the Plan is otherwise terminated by the Company. If a stock options expires or otherwise terminated for any reason without being exercised in full, the number of common shares in respect of which that stock option expired or terminated shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.

It is in the sole discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

  options are non-assignable and non-transferable, but may be exercised by the personal representative of the option holder in the event of the option holder's death;
  options may be exercisable for a maximum of five years from the date of grant;
  options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;
  options held by an option holder who is a director, employee, consultant or management company employee must expire on the expiry day or within 365 days after the option holder ceases to be a director, employee, consultant or management company employee for reason of death or disability;
  options held by option holders who are terminated for cause will expire on date of termination; and
  options held by an option holder who ceases to be a director, employee, consultant or management company employee must expire on the expiry day or within 30 days after the option holder ceases to be a director, employee, consultant or management company employee for reason of early retirement, voluntary resignation or termination other than for cause.

--------------------------------------------------------------------------------------------------------------------------

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option agreement. The vesting schedule for each stock option will also be set out in the schedule attached to the option agreement.

In addition, a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the company as a result of (1) ceasing to meet the qualification under the Company Act (British Columbia), (ii) the passing of a special resolution by the shareholders, or (iii) an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon exercise of a stock option will be as set forth in the option agreement issued in respect of such option and in any event will not be less that the discounted market price of the Company's common shares as of the date of the grant of the stock option. The market price of the Company's common shares for a particular date will be the closing trading price of the Company's common shares on the day immediately preceding the date of grant of the option. Discount market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.

The Company will not offer financial assistance to facilitate the purchase of shares under the Plan.

No stock option will be exercisable at a price less than the minimum price prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Company. Options may not be granted to other than bona fide employees, consultants or management company employees.

No certificate for shares may be issued until fully paid for on due exercise of any stock option granted under the Plan. The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

The Company is authorized to issue 40,000,000 common share without par value. At September 30, 2003 the Company had outstanding 9,244,766 common shares without par value, each share carrying the right to one vote. A further 3,450,000 common shares were issued pursuant to a private placement on November 6, 2003, 7,000 common shares were issued on exercise of employee options and 200,000 common shares were issued as part exercise of the option to purchase the Afton Project mineral claims, bringing the total issued and outstanding capital to 12,901,766. There are no disproportionate or weighted voting privileges attaching to any shares of the Company.

--------------------------------------------------------------------------------------------------------------------------

1. To the knowledge of the directors and senior officers of the Company, the only persons who beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company are the following.
Name	Number of Common Shares	Percentage
John H. Kruzick[1]	2,656,051	20.59%
Indo-Gold Development Ltd.[2]	766,300	5.94%

Note 1: Owned through Westridge Enterprises Ltd., a non-reporting company controlled by Mr. Kruzick. Mr. Kruzick's holdings have increased by 536,400 shares over his holdings in 2000, when they represented 31.64% of the issued shares of the Company

Note 2: A non-reporting company controlled by John Ball, one of the optionors of the Afton Copper-Gold Project property.

Note 3: Individuals owning or have significant influence in this corporation are not known to the Company.

2. At September 23, 2003 there were a total of 109 registered shareholders and 431 non-registered shareholders of DRC Resources. Of a total 109 shareholders of record, 51 were Canadian holders of an aggregate 8,437,108 common shares.

3. To the knowledge of DRC Resources it is not controlled directly or indirectly by another corporation, any foreign government or by any other natural or legal person(s) severally or jointly.

4. DRC Resources is not aware of any arrangements, the operation of which may at a later date result in a change in control of the Company.

B. Related Party Transactions

1. There have been no transactions or loans since the beginning of the last three financial years between the Company and any enterprise that is under common control with the Company, any associate, individual having significant influence over the Company, key management personnel of the Company, directors of the Company or any enterprise controlled by, or in which an individual having significant influence over the Company or any key management person of the Company has a substantial interest and over which such person can exercise significant influence, except three payments of common shares as purchase installments on the agreement to acquire the Afton Project Property. Westridge Enterprises Ltd., a non-reporting company controlled by the President and CEO of the Company, Mr. John H. Kruzick, has been paid a total of 800,000 common shares of the Company, as to 500,000 in year 2000 and 100,000 in each of the years 2001, 2002 and 2003 as part payment of an annual option payment of 200,000 common shares due under that property option agreement described in Item 4.D above.

2. There have not been, nor are there any transactions proposed which are material to the Company or any related party, except a further annual option payment of 200,000 common shares on the Afton Copper-Gold Project property option, one-half of which (100,000 common shares) was paid to Westridge Enterprises Ltd. on November 7, 2003.

--------------------------------------------------------------------------------------------------------------------------

C. Interests of experts and counsel

To the knowledge of the Company, no expert or counsel engaged by the Company has any shares or other material, direct or indirect, economic interest in the Company.

Item 8. Financial Information

  Consolidated Statements and Other Financial Information

  Forming a part of this application are audited comparative financial statements that cover the years 2000, 2001 and 2002, prepared in accordance with Canadian GAAP.

  Also attached are unaudited financial statements for the interim period ended September 30, 2003 that have been reviewed by the Company's auditor, Beauchamp and Company.

  There are no legal or arbitration proceedings in process, pending or threatened against the Company.

  Significant Changes

Apart from the above-described issue of 200,000 common shares on November 7, 2003 as an installment payment on acquisition of the Afton Copper-Gold Project property and the issue on November 6, 2003 of 3,450,000 common shares for $7.00 per share described above, there have been no significant changes since the date of the 2002 audited financial statements, nor since the unaudited statements as at September 30, 2003.

Item 9. The Offer and Listing

  Offer and listing details

The Company's common shares are traded under the symbol "DRC" on the Toronto Stock Exchange, where DRC Resources has been listed since December 31, 2002. The Company was originally listed on the Vancouver Stock Exchange in 1980 and on its successors, the Canadian Venture Exchange and TSX Venture Exchange until listed on the Toronto Stock Exchange.

The following is the price history of the Company's stock on the above exchanges:

4. (a) for the five most recent full financial years

Last Five Full Fiscal Years	High ($)	Low ($)
January 1 to December 31, 1998	0.80	0.19
January 1 to December 31, 1999	1.75	0.17
January 1 to December 31, 2000	14.40	2.70
January 1 to December 31, 2001	5.00	2.95
January 1 to December 31, 2002	4.80	2.30

4. (b) for each financial quarter of the two most recent full financial years

Year 2001 Fiscal Quarters	High ($)	Low ($)	Year 2002 Fiscal Quarters	High ($)	Low ($)
January 1 to March 31	5.00	4.00	January 1 to March 31	4.80	2.90
April 1 to June 30	4.30	2.95	April 1 to June 30	4.29	2.60
July 1 to September 30	4.58	3.00	July 1 to September 30	4.15	2.30
October 1 to December 31	4.00	2.90	October 1 to December 31	4.40	2.94

--------------------------------------------------------------------------------------------------------------------------

4. (c) for each month for the most recent six months

Most Recent Six Months	High ($)	Low ($)
June, 2003	6.50	5.15
July, 2003	6.10	5.85
August, 2003	7.10	5.70
September, 2003	7.80	6.70
October, 2003	8.10	6.65
November, 2003	9.50	7.65
to date of application in December 2003	8.75	7.75
  The Company's common shares are not listed on any United States stock exchange. However, DRC Resources plans to make application for such listing on such United States exchange or other public stock quotational facility as the Company's financial counsel may advise.

B. Plan of distribution (Not applicable)

C. Markets (see Item 9. A above)

D. Selling shareholders (Not applicable)

E. Dilution (Not applicable)

F. Expenses of the issue (Not applicable)

Item 10. Additional Information

A. Share capital

1. DRC Resources is authorized to issue 40,000,000 Common Shares without par value. A total of12,901,766 Common Shares are issued and outstanding at the date of this application. The following share transactions took place in year 2002:

Transaction Number of Shares

Issued at beginning of year 8,283,766

Private placement of flow-through 700,000

Repurchase for cancellation 252,000

Issued for Afton Project property 400,000

Issued at December 31, 2002 9,131,766

2. Since 1999 the Company has issued a total of 1,600,000 common shares (representing 12.41% of all issued shares) as partial exercise of its option to purchase the Afton Project property. In addition to a work commitment, a further 400,000 common shares are issuable to complete exercise of that option.

3. A total of $726,083 was expended by the Company in repurchasing 252,000 common shares, all of which have been cancelled and returned to treasury.

--------------------------------------------------------------------------------------------------------------------------

During the first, second, third and fourth (to date of this registrations) quarters of 2003, the following share transactions took place:

Transaction Number of Shares

Issued at beginning of 2003 9,131,766

Exercise of broker warrants 5,000

Issued at March 31, 2003 9,136,766

Exercise of broker warrants 65,000

Exercise of options 25,000

Issued at June 30, 2003 9,226,766

Exercise of options 18,000

Issued at September 30, 2003 9,244,766

Private Placement 3,450,000

Afton Project property payment 200,000

Exercise of options 7,000

Issued at date of this registration statement 12,901,766

4. On November 6, 2003 the Company issued to a syndicate of underwriters 345,000 compensation options in connection with the private placement of 3,450,000 common shares. All compensation options are exercisable at a price of $7.50 per common shares on or before November 6, 2005.

5. On July 24, 2002 the Company issued 70,000 broker warrants in connection with the private placement of 700,000 flow-through shares. All such broker warrants were exercised during the first and second quarters of the current fiscal year to purchase that number of common shares at a price of $3.00 per share.

6. In addition to the 770,000 share purchase options granted to the named directors and members of DRC Resources' administrative, supervisory and management bodies as described in Item 6.E. above, options to purchase 120,000 common shares at $3.00 per share have been granted employees and consultants of DRC Resources under the Company's informal practice of granting employees incentive options. That practice has now been replaced by the formal stock option plan described in Item 6.E. above.

7. On July 11, 2001 the authorized capital of the Company was changed from 40,000,000 shares divided into 20,000,000 common shares without par value and 10,000,000 Class A preferred shares with a par value of $50.00 each and 10,000,000 Class B preferred shares with a par value of $10.00 each to a single class of 40,000,000 common shares without par value. No preferred shares were ever issued. The following table sets forth the events history of share capital since January 1, 2000.

--------------------------------------------------------------------------------------------------------------------------

Date	Event	Price per Security	Number of Shares Issued (Cancelled)	Consideration received by the Company		Discounts, Special Terms, Installments Payments, Etc.
				Cash	Other
8-Feb-00	Options exercised	0.20	30,000	6,000		N/A
2000	Property Option Payment	0.30[1]	1,000,000	-	Property	N/A
13-Apr-00	Options exercised	0.20	33,000	6,600		N/A
13-Apr-00	Warrants exercised	0.25	1,000,000	250,000		N/A
10-Jul-00	Options exercised	0.20	50,000	10,000		N/A
10-Jul-00	Options exercised	0.30	74,000	22,200		N/A
13-Aug-00	Private Placement	4.00	1,350,000	4,904,120
12-Sep-00	Options exercised	0.20	25,000	5,000		N/A
2001	Property Option Payment	0.30	200,000	-	Property	N/A
19-Apr-01	Options exercised	0.20	160,000	32,000		N/A
4-Sep-01	Options exercised	0.30	51,000	15,300		N/A
2002	Property Option Payment	0.30[1]	200,000	-	Property	N/A
24-Jul-02	Private Placement	3.00	700,000	1,932,000		N/A
31-Dec-02	Cancellation of Shares repurchased by the Company	2.88[2]	(252,000)
17-Mar-02	Broker Warrants exercised	3.00	5,000	15,000		N/A
9-May-03	Options exercised	3.00	25,000	75,000		N/A
21-May-03	Broker Warrants exercised	3.00	65,000	195,000		N/A
8-Aug-03	Options exercised	3.00	2,000	6,000		N/A
13-Aug-03	Options exercised	3.00	6,000	18,000		N/A
8-Sept-03	Options exercised	3.00	10,000	30,000		N/A
6-Nov-03	Private Placement	7.00	3,450,000	22,500,241		N/A
7-Nov-03	Property Option Payment	0.30	200,000	-	Property	N/A
27-Nov-03	Options exercised	3.00	7,000	21,000		N/A

Note 1: Deemed price of shares issued as part exercise of Afton Project property option

Note 2: Average market price paid per share on common shares repurchased by the Company pursuant to an ordinary course purchase approved by the Toronto Stock Exchange.

7. All share issues must be authorized by an ordinary resolution approved by a majority of the Board of Directors and the acceptance of a filing by the Toronto Stock Exchange in respect of any proposed plan, rights or brokered offering, private placement or underwriting pursuant to which shares are to be issued.

B. Memorandum and articles of association

1. DRC Resources was incorporated under Certificate of Incorporation No. 203816 issued by the Registrar of Companies on registration of its Memorandum and Articles under the Company Act (British Columbia), Canada. Under the Company Act (British Columbia) DRC Resources is permitted to conduct any lawful business that it is not restricted from conducting by its memorandum and articles, neither of which contain any restriction on the business the Company may conduct.

--------------------------------------------------------------------------------------------------------------------------

2. A director who, in any way, directly or indirectly, is interested in a proposed contract or transaction with the Company must disclose in writing the nature and extent of the director's interest at a meeting of directors and abstain from voting on approval of the matter. The Articles of the Company permit an interested director to be counted in the quorum and the Company Act (British Columbia) provides that a director of a company is not deemed to be interested in a proposed contract or transaction merely because the proposed contract or transaction relates, among other things, to an indemnity, liability insurance or the remuneration of a director in that capacity. Hence, directors can vote compensation to themselves or any of their members. The board of directors has an unlimited power to borrow, issue debt obligations and to charge the assets of the Company, provided only that such power is exercised bona fide and in the best interests of the Company. There is no mandatory retirement age for directors. A director is not required to have any share qualification.

3. The Company has only one class of common shares, without any special rights or restrictions. The dividend entitlement of a shareholder of record is fixed at the time of declaration by the board of directors. A vested dividend entitlement does not lapse, but unclaimed dividends are subject to a statutory six year contract debts limitation. Each common share is entitled to one vote on the election of each director. There are no cumulative voting rights, in consequence of which a simple majority of votes at the annual meeting can elect all the directors of the Company. Each common share carries with it the right to share equally with every other common share in dividends declared and in any distribution of surplus assets of the Company after payment to creditors on any winding up, liquidation or dissolution. There are no sinking fund provisions. All common shares must be fully paid prior to issue and are thereafter subject to no further capital calls by the Company. There exists no discriminatory provision affecting any existing or prospective holder of common shares as a result of such shareholder owning a substantial number of shares.

4. Under the Company Act (British Columbia), the rights of shareholders may be changed only by the shareholders passing a special resolution approved by 75% of the votes cast at a general meeting of the Company, the notice of which is accompanied by a circular describing the proposed action and its effect on the shareholders. Shareholders representing 10% of the Company who vote against such a resolution may apply to the Court to set aside the resolution and the Court may set aside, affirm or affirm and order the Company to purchase the shares of any member at a price determined by the Court.

5. The Board of Directors must call an annual general meeting once in each calendar year and not later than 15 months after the last such meeting. The Board may call an extraordinary general meeting at any time. Notice of such meetings must be accompanied by an information circular describing the proposed business to be dealt with and making disclosures as prescribed by statute. A shareholder or shareholders having in the aggregate 5% of the issued shares of the Company may requisition a meeting and the Board is required to hold such meeting within four months of such requisition. Admission to such meetings is open to registered shareholders and their duly appointed proxies. Others may be admitted subject to the pleasure of the meeting.

--------------------------------------------------------------------------------------------------------------------------

6. The memorandum and articles of the Company contain no limitations on the rights of non-resident or foreign shareholders to hold or exercise rights on the shares of the Company.

There is no limitation at law upon the right of a non-resident to hold shares in a Canadian company. However, the Investment Canada Act (Canada) requires certain non-Canadian individuals, governments, corporations, agencies or entities who wish to acquire 'a Canadian business' or to establish 'a new Canadian business' as those terms are defined in that Act, to file a notification or an application for review with Investment Canada, a Canadian federal governmental agency. The Investment Canada Act requires that certain acquisitions of control of a Canadian business by a non-Canadian must be reviewed by the Minister responsible for the Act and approved on the basis that the Minister is satisfied that the acquisition is likely to be of net benefit to Canada, having regard to the criteria set forth in the Act. The Act makes the acquisition of control a reviewable event. The Act sets out detailed rules for determining whether control has been acquired. The acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be deemed to constitute acquisition of control. A reviewable acquisition of control may not be implemented before being approved by the Minister. If not ultimately approved, a reviewable acquisition that has been completed may be subject to an order to divest, enforceable by injunction or a court order directing disposition of assets or shares.

7. There are no provisions in DRC Resources' memorandum and articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

8. There is no provision in the Company's articles setting a threshold or requiring or governing disclosure of shareholder ownership above any level. Securities Acts, regulations and the policies and rules thereunder in the Provinces of Ontario, Alberta and British Columbia, where the Company is a reporting company, require any person holding or having control of more than 10% of the issued shares of the Company to file insider returns disclosing such share holdings.

C. Material Contracts

  Agency agreement by letter dated November 6, 2003 between DRC Resources and Orion Securites Inc., Dundee Securities Corporation and Salman Partners Inc. (the "Syndicate") relating to a bought deal agency offering of up to 3,450,000 Common Shares at $7.00 per Common Share. The Company paid the agent a total of $1,649,758.50 in cash commission and as reimbursement of legal fees and disbursements incurred by the agent. In addition to cash commission, the underwriters received 345,000 compensation options exercisable to purchase that number of Common Shares at $7.50 per share on or before November 6, 2005.
  Services agreement with John H. Kruzick, formalizing his engagement as President & Chief Executive Officer for a term of five years from April 23, 2003 at a base retainer fee of $500 per day with provisions for, among other things, compensation in the event of sickness and special compensation in the event of termination by the Company. (see section 2 "Service contracts" under item 6. C. "Compensation" above for details)
  Services agreement with Sharon L. Ross, formalizing her engagement as Corporate Secretary for a term of five years from April 23, 2003 at a base fee equal to $35.00 per hour with provisions for, among other things, compensation in the event of sickness and special compensation in the event termination by the Company. (see section 2 "Service contracts" under item 6. C. "Compensation" above for details)
  Mine engineering services contract with Behre Dolbear & Company Ltd. dated February 18, 2003 under which that consulting firm provides independent engineering advice, currently with respect to the pre-feasibility study (economic evaluation) of the Afton Copper-Gold Project.

  --------------------------------------------------------------------------------------------------------------------------

  Agency agreement by letter dated June 12, 2002 between DRC Resources and Dundee Securities Corporation relating to a best efforts agency offering of up to 1,500,000 units or Flow-Through Common Shares (to a maximum of 700,000) at $3.00 per unit or Flow-Through Common Share. Each unit consisted of 1 Common Share and 1/2 Warrant, a whole Warrant being exercisable at $3.75 per Common Share. The agent placed 700,000 flow-through shares at $3.00 per share. The Company paid the agent a total of $168,000 in cash commission and as reimbursement of legal fees and disbursements incurred by the agent. In addition to cash commission, the agent received 70,000 broker warrants exercisable to purchase that number of Common Shares at $3.00 per share, all of which have been exercised. The agent has the right until July 24, 2004 to lead any public or private offering of securities of the Company.

D. Exchange controls

There are no governmental laws, decrees, regulations or other legislation in Canada that affect the export or import of capital, including the availability of cash or cash equivalents for use by the Company, or the remittance of dividends, interest or other payments to nonresident holders of the Company's shares.

E. Taxation

The following information concerning the Canadian taxes to which a non-resident of Canada may be subject is of a general nature only. A shareholder or a person considering an investment in the Company's shares should consult their tax advisers and accountants or tax counsel as to how and to what extent the tax laws and rules of both Canada and of the shareholder's or potential investor's own country will or may affect such holdings or investment decision.

Canadian federal tax legislation generally requires a 25% withholding from dividends paid or deemed to be paid to the Company's non-resident shareholders. Under the tax treaty with the United States, this withholding rate is reduced to 15%. Stock dividends paid to non-residents of Canada are subject to withholding tax at the same rate. For tax purposes, the amount of a stock dividend would generally be equal to the amount by which stated capital is increased by the payment of such dividend. In either event, the Company will provide further information at the time, if such dividend is paid. Interest paid or deemed to be paid on any debt security of the Company held by a non-resident of Canada may also be subject to withholding, depending upon the terms and conditions of the security and the applicable tax treaty.

Unless a US shareholder owned more than 25% of the Company's issued shares or was not dealing at arm's length with the Company, capital gains derived from disposition of shares of the Company would likely be exempt from tax in Canada by virtue of the Canada-US tax Treaty.

Tax consequences depend upon each investor's individual circumstances and should be determined in consultation with the investor's own tax counsel.

F. Dividends and paying agents

The Company has to date not paid dividends and does not anticipate being in a position to pay dividends in the foreseeable future. Accordingly, the Company has appointed no paying agents.

--------------------------------------------------------------------------------------------------------------------------

G. Statement by experts

Reference is made in this application to experts' (i.e. 'qualified persons' as defined in NI 43-101) statements by the firms of J.J. McDougall & Associates and Behre Dolbear & Company Ltd., whose principal and authorized representatives are, respectively, the following individuals:

James J. McDougall, P.Eng.

7720 Sunnydene Road, Richmond, BC Canada V6Y 1H1

Mr. McDougall holds a Master of Science (1954) from the University of British Columbia and is a B.C. Professional Engineer (Geological) (1964). He is a registered member of the Association of Professional Engineers and Geoscientists of the Province of British Columbia and a Fellow of the Society of Economic Geologists. He is a member of the Geological Association of Canada, the Canadian Institute of Mining and Metallurgy, the B.C.-Yukon Chamber of Mines, Northwest Mining Association and the Prospectors and Developers Association of Canada.

Mr. McDougall is responsible for the preparation of the technical edited report titled "2000 and 2001 Diamond Drill Exploration Report and Mineral Resources Study" dated April 17, 2002, which is included with this application. Mr. McDougall's consent to the use of his report is included in this application with the technical report.

James A. Currie, P.Eng.

600-890 West Pender Street, Vancouver, British Columbia, Canada V6C 1J9

Mr. Currie is a Vice President of Behre Dolbear & Company Ltd. He holds a B.Sc. (Hons 1979) from Queens University, Kingston, Ontario and is a B.C. Professional Engineer (Mining) (1982). He is a registered member of the Association of Professional Engineers and Geoscientists of the Province of British Columbia. Mr. Currie acted as Project Manager of the Afton Project assignment. He has 24 years experience in the mining industry including exploration, construction and operations management.

Mr. Currie is responsible for the preparation of the technical report titled "Scoping Study on the Afton Mines Project, Kamloops, B.C." dated February 2001, which is included with this application. Mr. Currie's consent to the use of the "Scoping Study on the Afton Mines Project, Kamloops, B.C." in connection the filing of this application is included with the technical report.

H. Documents on display

Investors and other interested persons may review the filings and documents of and concerning the Company together with all exhibits and related materials referred to in this application, with the Securities and Exchange Commission ("SEC") at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. One may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms facility. The SEC maintains a website http://www.sec.gov that contains information filed electronically.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable

--------------------------------------------------------------------------------------------------------------------------

Item 12. Description of Securities Other than Equity Securities

A. Debt Securities (Not applicable)

B. Warrants and Rights

In connection with a private placement of flow-through shares in 2002, as part of the compensation payable under a best efforts agency agreement, the Company issued 70,000 brokers warrants to its agent, Dundee Securities Corporation, who has the right thereunder exercisable until close of business on July 24, 2003 to purchase that number of common shares at a price of $3.00 per share. 5,000 of the said brokers warrants were exercised on March 17, 2003 and the remaining 65,000 were exercised on May 21, 2003.

C. Other Securities

In connection with a private placement of common shares in November, 2003, as part of the compensation payable under the bought deal agency agreement, the Company issued 345,000 compensation options to the syndicate of underwriters, Orion Securities Inc. as to 80%, Dundee Securities Corporation as to 10% and Salman Partners Inc as to 10%, who have the right thereunder exercisable until close of business on November 6, 2005 to purchase their respective proportionate number of common shares at a price of $7.50 per share.

D. American Depositary Shares (Not applicable)

Item 13. Defaults, Dividend Arrearages and Delinquencies (Not applicable)

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

(Not applicable)

Item 15. Controls and Procedures (Not applicable)

Item 16. (Not applicable)

Item 17. Financial Statements

DRC Resources has furnished with this application audited comparative financial statements for the years ended December 31, 2000, 2001 and 2002, and unaudited interim financial statements for the quarters ended March 31, 2003 and 2002,which include:

    Consolidated Balance Sheets
    Consolidated Statements of Operations and Deficit
    Consolidated Statements of Cash Flows
    Statements of Changes in Shareholders' Equity

The financial statements were prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles as described in the auditor's report and in Note 15 to the financial statements. All figures are expressed in Canadian dollars.

Item 18. Financial Statements

See "Item 17 Financial Statements"

Item 19 Exhibits

Exhibit 1: Financial Statements and consent of auditor, Beauchamp & Company

Exhibit 2: Certificate of Incorporation

Exhibit 3: Memorandum and Articles

Exhibit 4: Opinion of Donald W.J. Specht, counsel, as to existence of the Company and validity of shares authorized and issued

Exhibit 5: Services agreement dated April 23, 2003 between the Company and John H. Kruzick, President & Chief Executive Officer

Exhibit 6: Services agreement dated April 23, 2003 between the Company and Sharon L. Ross, Corporate Secretary

Exhibit 7: Stock Option Plan

Exhibit 8: Option to Purchase Agreement dated November 10, 1999 acquisition among the Company, as optionee, and Westridge Enterprises Ltd. and Indo-Gold Developments Ltd., as optionors, with respect to the Afton Copper-Gold Project property

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

DRC RESOURCES CORPORATION

/s/ John H. Kruzick

John H. Kruzick, President & CEO

Date: December 11, 2003

DRC RESOURCES CORPORATION

(An Exploration Stage Company)

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2001 AND 2000

AND

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003 AND 2002

AUDITORS' REPORT

To the Shareholders of
DRC Resources Corporation

We have audited the consolidated balance sheets of DRC Resources Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company= s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the result of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from United States generally accepted accounting principles and practices. Application of United States generally accepted accounting principles and practices would have affected the results of operations for the year ended December 31, 2002 and the assets and shareholders= equity as at December 31, 2002 to the extent summarized in note 17 to the financial statements.

Vancouver, B.C.	"Beauchamp & Company"
February 17, 2003	Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors requires the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Our report to the shareholders dated February 17, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such matters in the auditors= report when the uncertainties are adequately disclosed in the financial statements.

Vancouver, B.C.	"Beauchamp & Company"
February 17, 2003	Chartered Accountants

REVIEW ENGAGEMENT REPORT

To the Directors of
DRC Resources Corporation

We have reviewed the interim consolidated balance sheet of DRC Resources Corporation as at September 30, 2003 and the interim consolidated statements of operations and deficit and cash flows for the nine months ended September 30, 2003 and 2002, and schedule of mineral claim interests for the nine months ended September 30, 2003. Our review was made in accordance with Canadian generally accepted standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to us by the Company.

A review does not constitute an audit and consequently we do not express an audit opinion on these financial statements.

Based on our review, nothing has come to our attention that causes us to believe that these financial statements are not, in all material respects, in accordance with Canadian generally accepted accounting principles.

Vancouver, B.C.	"Beauchamp & Company"
February 17, 2003	Chartered Accountants

DRC RESOURCES CORPORATION
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2003, DECEMBER 31, 2002 AND 2001

	Sept. 30, 2003 (Unaudited)	Dec. 31, 2002 (Audited)	Dec. 31, 2001 (Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$2,245,716	$2,254,144	$2,756,078
Restricted cash (Note 3)	639,146	1,618,000	1,060,042
Marketable security	1,500	1,500	3,750
Amounts receivable - government	154,903	173,452	447,799
Prepaid expenses	4,792	-	13,276
	3,066,057	4,047,096	4,280,945

MINERAL CLAIM INTERESTS - SCHEDULE (Notes 2 and 4)	2,889,399	2,293,327	1,493,004
INVESTMENT PROPERTY (Note 5)	110,867	110,867	110,867
CAPITAL ASSETS (Notes 2 and 6)	32,484	41,535	14,367
	$6,098,807	$6,492,825	$5,899,183
LIABILITIES

CURRENT LIABILITIES
Account payable and accruals	$16,144	$45,169	$36,202

FUTURE INCOME TAXES (Note 7(c))	206,266	113,767	296,410
SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)	8,037,985	8,086,803	7,133,578

DEFICIT	(2,161,588)	(1,752,914)	(1,567,007)
	5,876,397	6,333,889	5,566,571
	$6,098,807	$6,492,825	$5,899,183

COMMITMENTS (Note 13)

APPROVED BY THE BOARD:
/s/ John H. Kruzick	Director

/s/ Sharon L. Ross	Director

DRC RESOURCES CORPORATION
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

AND NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
	Nine Months Ended Sept. 30, 2003	Nine Months Ended Sept. 30, 2002	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)
INCOME
Interest and other income	$68,413	$86,747	$$116,676	$232,801	$152,057
Oil and gas royalties	1,176	1,207	1,743	2,123	4,357
Foreign exchange gain (loss)	(61,455)	(3,899)	(4,159)	20,231	20,113
	8,134	84,055	114,260	255,155	176,527

EXPENSES
Bank charges	553	293	437	306	349
Consulting and management	83,100	63,356	85,641	49,905	10,500
Amortization	9,051	8,213	12,068	11,032	11,200
Dues and subscriptions	936	11,773	11,920	3,584	3,991
Financing and sponsorship	-	12,000	52,000	-	-
Mortgage interest	-	-	-	-	(967)
Office, secretarial services and stationary	80,648	67,382	81,469	54,828	46,830
Professional fees	44,634	30,485	57,644	15,001	14,852
Regulatory and filing fees	36,260	14,645	52,855	8,433	17,545
Rent	16,965	14,702	19,861	18,119	17,043
Telephone	2,977	3,193	4,826	4,038	4,757
Transfer agent	6,731	6,291	7,379	5,092	5,095
Travel and promotion	42,452	47,636	88,462	21,841	13,795
Write-off of mineral claim interests	1	-	5,999	96,360	41,718
Write-down of marketable security	-	2,250	2,250	2,000	-
	324,308	282,219	482,811	290,539	186,708

LOSS FOR THE PERIOD BEFORE INCOME TAXES	(316,174)	(198,164)	(368,551)	(35,384)	(10,181)

FUTURE INCOME TAXES (Note 7)	(92,500)	112,873	182,644	(79,425)	(216,985)
LOSS FOR THE PERIOD	(408,674)	(85,291)	(185,907)	(114,809)	(227,166)

DEFICIT, BEGINNING OF PERIOD	(1,752,914)	(1,567,007)	(1,567,007)	(1,452,198)	(1,225,032)
DEFICIT, END OF PERIOD	(2,161,588)	(1,652,298)	(1,7542,914)	(1,567,007)	(1,452,198)

LOSS PER SHARE	$(0.04)	$(0.01)	$(0.02)	$(0.02)	$(0.04)

See accompanying Notes

DRC RESOURCES CORPORATION
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

AND NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
	Nine Months Ended Sept. 30, 2003	Nine Months Ended Sept. 30, 2002	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)
CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Loss for the period	$(408,674)	$(85,291)	$(185,907)	$(114,809)	$(227,166)
Items not requiring cash:
Amortization	9,050	8,213	12,068	11,032	11,200
Write-off of mineral claim interests	1	-	5,999	96,360	41,718
Write-down of marketable security	-	2,250	2,250	2,000	-
Future income taxes	92,500	(112,873)	(182,644)	79,425	216,985
	(307,123)	(187,701)	(348,234)	74,008	42,737
Net change in non-cash working capital items	(39,201)	405,957	407,102	(121,647)	(41,212)
Cash (Used For) Provided By Operating Activities	(346,324)	218,256	58,868	(47,639)	1,525

INVESTING ACTIVITIES
Payments for mineral claim interests	(979,958)	(576,962)	(1,173,040)	(1,209,278)	(727,420)
Acquisition of capital assets	-	(33,652)	(39,236)	(8,477)	(12,630)
Cash Used For Investing Activities	(979,958)	(610,614)	(1,212,276)	(1,217,755)	(740,050)

FINANCING ACTIVITIES
Special warrants issued for cash, net of costs	-	-	-	(45,575)	4,904,120
Share capital issued for cash	339,000	1,917,558	1,209,432	47,300	249,800
Share capital repurchased for cash	-	(720,168)	-	-	-
Repayment of mortgage	-	-	-	-	(8,596)
Cash Provided By (Used For) Financing Activities	339,000	1,197,390	1,209,432	1,725	5,145,324

INCREASE (DECREASE) IN CASH	(987,282)	805,032	56,024	(1,263,669)	4,406,799

CASH, BEGINNING OF PERIOD	3,872,144	3,816,120	3,816,120	5,079,789	672,990
CASH, END OF PERIOD	$2,884,862	$4,621,152	$3,872,144	$3,816,120	$5,079,789

CASH COMPRISES:
Cash	16,152	68,828	65,781	4,375	(30,956)
Short term investments	2,868,710	4,552,324	3,806,363	3,811,745	5,110,745
	2,884,862	4,621,152	3,872,144	3,816,120	5,079,789

See accompanying Notes

DRC RESOURCES CORPORATION
(An Exploration Stage Company)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

AND THE NINE MONTHS ENDED SEPTEMBER 30, 2003

	Common Stock
	Shares	Amount	Special Warrants	Deficit	Total Shareholders Equity

Balance as at December 31, 1999 (Audited)	4,456,016	$2,285,189	$-	$(1,225,032)	$1,060,157
Issued by private placement
Special warrants	-	-	5,400,000	-	5,400,000
Issued for cash
Exercise of stock options	212,000	49,800	-	-	49,800
Exercise of warrants	1,000,000	200,000	-	-	200,000
Conversion of special warrants	12,500	45,408	(45,408)	-	-
Share issue costs	-	-	(495,880)	-	(495,880)
Tax effect on flow-through special warrants	-	(211,056)	-	-	(211,056)
For mineral claim interests	1,000,000	300,000	-	-	300,000
Loss for the year	-	-	-	(227,166)	(227,166)

Balance as at December 31, 2000 (Audited)	6,680,516	2,669,341	4,858,712	(1,452,198)	6,075,855
Issued for cash
Exercise of options	211,000	47,300	-	-	47,300
Conversion of special warrants	1,392,250	4,813,137	(4,813,137)	-	-
Share issue costs	-	-	(45,575)	-	(45,575)
Tax effect on flow-through special warrants	-	(396,200)	-	-	(396,200)
Loss for the year	-	-	-	(114,809)	(114,809)

Balance as at December 31, 2001 (Audited)	8,283,766	7,133,578	-	(1,567,007)	5,566,571
Issued by private placement for cash	700,000	2,100,000	-	-	2,100,000
Repurchase for cancellation	(252,000)	(726,083)	-	-	(726,083)
Share issue costs	-	(164,485)	-	-	(164,485)
Tax effect on flow-through special warrants	-	(376,207)	-	-	(376,207)
For mineral claim interests	400,000	120,000	-	-	120,000
Loss for the year	-	-	-	(185,907)	(185,907)

Balance as at December 31, 2002 (Audited)	9,131,766	8,086,803	-	(1,752,914)	6,333,889
Issued for cash
Exercise of stock options	43,000	129,000	-	-	129,000
Broker warrants	70,000	210,000	-	-	210,000
Tax effect on flow-through special warrants	-	(387,818)	-	-	(387,818)
Loss for the period	-	-	-	(408,674)	(408,674)

Balance as at September 30, 2003 (Unaudited)$	9,244,766	$8,037,985	$(2,161,588)	$5,876,397

See accompanying Notes

DRC RESOURCES CORPORATION
(An Exploration Stage Company)

SCHEDULE OF MINERAL CLAIM INTERESTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

AND THE NINE MONTHS ENDED SEPTEMBER 30, 2003

			Nine Months Ended Sept. 30, 2003	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001
			(Unaudited)	(Unaudited)	(Unaudited)
Acquisition Costs
Kamloops "Afton" Claims			$421,734	$421,734	$301,733
Kamloops Ajax -Python Claims			48,732	48,732	48,621
Alberta Mineral Permits			-	1	6,000
Timmins, Ontario Claims			1	1	1
Balance, End of Period			470,467	470,468	356,355

	Afton Claims	Ajax- Python Claims	Nine Months Ended Sept. 30, 2003	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001
			(Unaudited)	(Unaudited)	(Unaudited)

Balance, Beginning Of Period	$1,763,674	$59,185	$1,822,859	$1,136,649	$657,641

Assays and testing	31,607	-	31,607	46,256	44,905
Drilling	532,555	-	532,555	738,557	809,873
Engineering	251,702	-	251,702	98,170	116,996
Geological consulting	111,575	-	111,575	163,705	268,462
Labour	19,472	-	19,472	39,512	36,918
Supplies and equipment	3,063	-	3,063	26,869	7,818
Travel and accommodation	23,555	-	23,555	38,477	52,157
Staking and filing fees	500	111	611	-	11,617
Miscellaneous	5,365	-	5,365	7,206	3,698
Grant recoveries (Note 2(f))	4,388	-	4,388
Tax effect of flow through shares	(387,820)	-	(387,820)	(376,207)	(396,200)
	595,962	111	596,073	686,210	543,869

Costs written-off	-	-	(64,861)	-	(64,861)
	595,962	111	479,008	686,210	479,008
Balance, End Of Period	$2,359,636	$59,296	$2,418,932	$1,822,859	$1,136,649

Mineral Claim Interests			2,889,399	2,293,327	1,493,004

See accompanying Notes

DRC RESOURCES CORPORATION
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

  NATURE OF BUSINESS

  DRC Resources Corporation is a public company incorporated under the Company Act (British Columbia). The common shares of the Company were traded on the TSX Venture Exchange (" TSXV" ) until December 30, 2002, then on December 31, 2002 they were listed on the Toronto Stock Exchange (" TSX" ).

  The Company is in the process of exploring its mineral claim interests to determine whether the properties contain ore reserves that are economically recoverable.

  The continued operations of the Company and the recoverability of the amounts shown as mineral claim interests are dependent upon the existence of recoverable reserves, the ability of the Company to obtain financing to complete the developments, and upon future profitable production or proceeds from disposition of its mineral claim interests.

  Although the Company has taken steps to verify title to mineral claim interests in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company' s title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

  SIGNIFICANT ACCOUNTING POLICIES

a)       Principals of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Dynamic Resources Corporation, Inc. All significant inter-company transactions and balances have been eliminated on consolidation.

b)       Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company= s management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Significant areas of estimate relate to mineral claim interests and related deferred exploration costs, future site restoration costs, and future income tax asset valuation allowance. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact on the consolidated financial statements of future changes in such estimates could be material.

c)       Mineral Claim Interests

The Company capitalizes acquisition and related exploration costs of mineral claim interests until such time as the mineral claim interest to which they relate is brought into production, or is sold, allowed to lapse or abandoned. The costs will be amortized on a unit of production basis following commencement of production or written off to operations if the mineral claim interest is abandoned. Mineral option payments are recorded when received and are charged against the related mineral claim interest cost. General exploration, overhead and administration costs are expensed in the period they are incurred.

DRC RESOURCES CORPORATION
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

2. SIGNIFICANT ACCOUNTING POLICIES (CONT' D)

c)      Mineral Claim Interests (Cont'd)

The Company reviews capitalized costs on its mineral claim interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management' s assessment of the future probability of profitable revenues from the mineral claim interests or from the sale of the mineral claim interests . Management's assessment of the mineral claim interest = s estimated current fair market value may also be based upon a review of other mineral claim interest transactions that have occurred in the same geographic area as that of the mineral claim interest under review.

d)       Marketable Securities

The following portfolio investments are recorded at the lower of cost and market value:
Name of Issuer	Class of Security	Quantity	Cost of Securities	Market Value of Securities quarter Sept. 30, 2003	Market Value of Securities quarter Sept. 30, 2002	Market Value of Securities quarter Sept. 30, 2001
				(Unaudited)	(Unaudited)	(Unaudited)
Planet Ventures Inc.	Common shares	25,000	$ 5,750	$ 3,125	$ 1,500	$ 3,750

e)       Capital Assets

Capital assets are stated at cost less accumulated amortization. Amortization is calculated over the estimated useful life of the capital assets.

f)        Grant Recoveries

Grant recoveries represent British Columbia Mining Exploration Tax Credit claim refunds of 20% of eligible Canadian exploration expenditures. These grants are for qualifying exploration expenditures at a grassroots level for mineral claim interests in the Province of B.C.

g)      Foreign Currency Translation

The Company's foreign operation is considered fully integrated with the Company and is translated into Canadian dollars using the weighted average rates for the period for items included in the statement of operations and deficit, except for amortization which is translated at historical rates, the rate prevailing at the balance sheet date for monetary assets and liabilities, and historical rates for all other items. Exchange gains or losses on translation are included in the current period's operations.

DRC RESOURCES CORPORATION
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

2. SIGNIFICANT ACCOUNTING POLICIES (CONT' D)

h)       Income Taxes

The Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes which will arise from the realization of assets or settlement of liabilities at their carrying amounts, which differ from their tax bases. Future tax assets and liabilities are measured using substantially enacted or enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

i)        Adoption of New Accounting Standards

Share capital includes flow-through shares issued pursuant to certain provisions of the Income Tax Act of Canada ("the Act"). The Act provides that, where the share issuance proceeds are used for exploration and development expenditures, the related income tax deductions may be renounced to subscribers. Accordingly, these expenditures provide no tax deduction to the Company.

The Company reduces share capital and deferred exploration costs by the estimated amount of the related future tax liability arising when the capital expenditures are incurred.

j)       Stock-based Compensation

The Company grants stock options to executive officers and directors, employees and consultants. Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants accounting standards for stock-based compensation and other stock-based payments. These new standards establish the method for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments.

The Company has elected to adopt the intrinsic value method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at the date of the grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to share capital.

Had the Company followed the fair value method of accounting, the Company would have recorded a compensation expense of $115,281 pursuant to the share options issued during the year 2002. Pro-forma loss information determined under the fair value method of accounting for stock options is as follows:

DRC RESOURCES CORPORATION
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

j)      Stock-based Compensation (Cont'd)

		Nine Months Ended Sept. 30, 2003	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000
		(Unaudited)	(Audited)	(Audited)	(Audited)

Loss for the period	As reported	$(408,674)	$(185,907)	$(114,809)	$(227,166)
	Pro Forma	$(408,674)	$(301,188)	$(114,809)	$(227,166)

Loss per share	As reported	$(0.04)	$(0.02)	$(0.02)	$(0.04)
	Pro forma	$(0.04)	$(0.03)	$(0.02)	$(0.04)

  The pro-forma amounts exclude the effect of stock options granted prior to January 1, 2002. The fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

  $ risk free interest rate of 2.8%, dividend yield of 0%, expected life of 2 years, and volatility of 56%.

  k)      Loss Per Share

  Loss per share data is computed by dividing the loss by the weighted average number of common shares and common share equivalents outstanding during the year. Shares issuable upon the exercise of share purchase warrants and stock options were excluded from the computation of loss per share because their effect would be anti-dilutive.

3. RESTRICTED CASH

During the years ended December 31, 2000 - 2002, the Company raised a total of $3,935,515 in proceeds from the private placement of flow-through common shares. These proceeds can only be used on exploration of Canadian mineral claim interests and the tax benefits flow-through to the subscribers. As at September 30, 2003, the unspent cash balance was $639,146.

4. MINERAL CLAIM INTERESTS

  Kamloops, B.C. " Afton" Mineral Interest

The Company entered into an option agreement dated September 22, 1999 to acquire the Afton Mineral Claims Group, in the Kamloops Mining Division of B.C. Consideration is the issuance of 2,000,000 common shares of the Company in stages, being 1,000,000 shares on effective date of the shareholders= approval of the agreement, and 200,000 shares annually for the next five years beginning in year 2, a work commitment of $6,500,000 over nine years and a 10% net profit royalty. The Company can purchase back the 10% net profit royalty interest, on or before December 1, 2010 for $2,000,000. Minimum work commitments vary from $400,000 to $1,000,000 each year and are $600,000 in year 2001 and $1,000,000 in year 2002.

  DRC RESOURCES CORPORATION
  (An Exploration Stage Company)

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

4. MINERAL CLAIM INTERESTS (CONT'D)

  Kamloops, B.C., A Afton@ Mineral Interest (Cont'd)

On July 19, 2000, 1,000,000 common shares of the Company were issued in accordance with the agreement. During the first quarter ending March 31, 2002, the Company issued 200,000 common shares in accordance with the agreement for year 2 and in the final quarter ending December 31, 2002 the Company issued 200,000 common shares in accordance with the agreement for year 3. The value as per the terms of the agreement was $0.30 per share for a total cost to the Company of $120,000. Claim work completed has extended the claims in good standing until March 8, 2011.

  The President of the Company has a one-half interest in the option agreement above as one of the optionors. (See Notes 11 and 15)

  Kamloops, B.C., Mineral Interest

  The Company owns a 100% interest in the Ajax - Python Claim Group, subject to a 2% net smelter royalty, consisting of 62 mineral claims and 5 crown grants in the Kamloops Mining Division of B.C. The cost of the claims acquired was 100,000 common shares of the Company at a fair value of $0.50 per share. Claim work completed has extended the claims in good standing until September 26, 2004 - 2007.

  The Company entered into a joint venture agreement dated April 4, 1999 with Planet Ventures Inc. (formerly Footwall Explorations Inc.), a TSXV listed public company, for them to acquire a 50% interest in the Python Claim Group. Consideration to be received was 100,000 common shares of Planet Ventures Inc. (25,000 shares per year) and they were to incur cumulative exploration expenditures of $400,000 over four years. The Company received 25,000 shares of Planet Ventures Inc. upon signing the agreement, subject to a one-year hold period, and Planet Ventures Inc. incurred exploration expenditures of $29,675 during the year. The Company and Planet Ventures Inc. by mutual agreement, terminated the option agreement on March 29, 2000.

  Alberta Mineral Interest

  The Company acquired, on October 23, 2000, twelve metallic and industrial mineral permits located in Northern Alberta. These permits were allowed to lapse in 2003.

  Timmins, Ontario, Mineral Interest

    The Company has a 100% interest in 11 units (440 acres) located in the Porcupine Mining division of Ontario. The mineral claims are in good standing until October 14, 2006.

5. INVESTMENT PROPERTY

The Company owns a 25% interest in approximately 358 acres of land located in Texas, U.S.A., which land provide its oil and gas property royalty interests. The market value of the property approximates the value of the property reported in the financial statements.

  DRC RESOURCES CORPORATION
  (An Exploration Stage Company)

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

6.   CAPITAL ASSETS
			Net Book Value
	Cost	Accumulated Amortization	Sept. 30, 2003	Dec. 31, 2002	Dec. 31, 2001
			(Unaudited)	(Audited)	(Audited)
Transportation vehicles	29,690	10,391	19,299	23,752	-
Office equipment	32,990	19,805	13,185	17,783	14,367
	$62,680	$30,196	$32,484	$41,535	$14,367

7. INCOME TAXES

a)    Profit (loss) before income taxes are as follows:
	Nine Months Ended Sept. 30, 2003	Nine Months Ended Sept. 30, 2002	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)

Canada	$(315,013)	$(199,613)	$(368,353)	$(36,625)	$(12,368)
U.S.A.	(1,161)	1,449	(198)	1,241	2,187

TOTAL	$(316,174)	$(198,164)	$(368,551)	$(35,384)	$(10,181)

  b)    The provision for income taxes consist of the following:

	Nine Months Ended Sept. 30, 2003		Nine Months Ended Sept. 30, 2002	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000
	(Unaudited)		(Unaudited)	(Audited)	(Audited)	(Audited)

Future		$
Canada	$$92,500		$(112,873)	$(182,644)	$79,425	$(216,985)
U.S.A.	-		-	-	-	-

TOTAL FUTURE INCOME TAX EXPENSE (RECOVERY)	$92,500		$(112,873)	$(182,644)	$79,425	$(216,985)

  DRC RESOURCES CORPORATION
  (An Exploration Stage Company)

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

7. INCOME TAXES (CONT'D)

c)   Temporary differences that give rise to future income taxes are as follows:

	Nine Months Ended Sept. 30, 2003	Year Ended Dec. 31 2002	Year Ended Dec. 31, 2001
	(Unaudited)	(Audited)	(Audited)

Long-Term Future Tax Liability
Mineral Claim Interests	$(213,606)	$(126,838)	$(302,166)
Capital Assets	7,340	13,071	5,756

TOTAL LONG-TERM FUTURE INCOME TAX LIABILITY	$(206,266)	$(113,767)	$(296,410)

  d)   Temporary differences that could give rise to future income tax assets:

	Nine Months Ended Sept. 30, 2003	Year Ended Dec. 31 2002	Year Ended Dec. 31, 200
	(Unaudited)	(Audited)	(Audited)
Long-Term Future Income Tax Assets
Loss carry forwards	$485,739	$363,267	$165,536
Share issue costs	101,262	142,505	132,326

Total Long-Term Future Income Tax Assets	587,001	505,772	297,862
Less valuation allowance	587,001	505,772	297,862
NET LONG-TERM FUTURE INCOME TAX ASSETS	$-	$-	$-

e)   Subject to confirmation by the income tax authorities, the Company has the following undeducted tax pools:
	Nine Months Ended Sept. 30, 2003	Year Ended Dec. 31 2002	Year Ended Dec. 31, 200
	(Unaudited)	(Audited)	(Audited)
Canadian Exploration Expenses	$$438,721	$$400,283	$$316,748
Canadian Development Expenses	$$531,480	$$623,408	$$413,596
Undepreciated Capital Costs	$$51,010	$$70,455	$$29,165
Share Issue Costs	$$255,584	$$359,679	$$333,988
Non-Capital Losses, expiring at various dates to 2010	$$1,255,994	$$877,358	$$417,810

  DRC RESOURCES CORPORATION
  (An Exploration Stage Company)

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

8. SHARE CAPITAL
a)	Authorized

  40,000,000 common shares without a par value

b) Issued
	Number Of Shares	Amount
Balance, December 31, 2000 (Audited)	6,680,516	$ 2,669,341

Issued for cash Exercise of special warrants	1,392,250	4,813,131
Exercise of stock options	211,000	47,300

Tax effect of flow-through shares/special warrants	-	(396,200)
Balance, December 31, 2001 (Audited)	8,283,766	7,133,578

Issued for cash
Private placement flow-through shares	700,000	1,935,515

Repurchase for cancellation	(252,000)	(726,083)

Issued for mineral claim interests	400,000	120,000

Tax effect of flow-through shares/special warrants	-	(376,207)
Balance, December 31, 2002 (Audited)	9,131,766	8,086,803

Issued for cash
Exercise of brokers warrants	70,000	210,000
Exercise of stock options	43,000	129,000

Tax effect of flow-through shares/special warrants	-	(387,818)
Balance, September 30, 2003 (Unaudited)	9,244,766	$ 8,037,985

  Year 2003 to date

  During the first quarter ending March 31, 2003, 5,000 shares were issued at a price of $3.00 per share for broker warrants. In the second quarter the remaining 65,000 warrants were issued at $3.00 per share. In the second quarter 25,000 stock options were exercised at $3.00 per share and in the third quarter 18,000 stock options were exercised at $3.00 per share.

  DRC RESOURCES CORPORATION
  (An Exploration Stage Company)

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

8. SHARE CAPITAL (CONT'D)

b)    Issued (Cont'd)

  Year 2002

  During the year, the Company repurchased a total of 252,000 shares for cancellation at a cost of $726,083. The Company is authorized to repurchase up to a total of 440,000 shares. This right expired on February 19, 2003.

  During the first quarter ending March 31, 2002, 200,000 shares were issued at a price of $0.30 per share for the 2001 year option payment. On December 1, 2002, 200,000 shares were issued at a price of $0.30 per share for the 2002 year option payment. Both payments were in accordance with the Afton interest option agreement.

  On July 24, 2002 the Company, by a brokered private placement, issued 700,000 flow through common shares at a price of $3.00 per share with the net proceeds of $1,935,515 credited to the treasury.

  Year 2001

  The Company issued 160,000 common shares for share options exercised at $0.20 per share and 51,000 common shares for options exercised at $0.30 per share.

  1,392,250 special warrants were exercised during the year. The net proceeds were transferred to share capital.

c)        Stock Options

  The Company does have an established share purchase option plan approved by the shareholders and the TSE to issue up to 1,000,000 stock options. None of the below mentioned stock options are included under this plan.

  Stock Options Outstanding
	Options
	Outstanding	Option Price
Balance, December 31, 2000 (Audited)	664,000
Cancelled	(25,000)	$7.00
Exercised	(160,000)	$0.20
Exercised	(51,000)	$0.30
Granted	90,000	$4.00*
Balance, December 31, 2001 (Audited)	518,000
Granted	100,000	$3.05
Granted	320,000	$3.00
Granted	50,000	$3.50
Expired	(33,000)	$3.00
Cancelled	(65,000)	$3.00
Balance, December 31, 2002 (Audited)	890,000
Exercised	(43,000)	$3.00
Balance, September 30, 2003 (Unaudited)	847,000
*option price amended from $4.00 to $3.00 in current year.

DRC RESOURCES CORPORATION
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

8. SHARE CAPITAL (CONT'D)

c)       Stock Options (Cont'd)

The expiry dates of the options are:
September 13, 2004	395,000	options @ $3.00* (extended from Sept. 13, 2002)
February 1, 2004	302,000	options @ $3.00
September 18, 2004	100,000	options @ $3.05
December 5, 2004	50,000	options @ $3.50

On September 18, 2002, 100,000 options @ $3.05 per share were granted for ongoing financial consulting services to a related person of the President. The options expire on September 18, 2004.

9. SPECIAL WARRANTS

On August 3, 2000 the Company, by a brokered private placement, issued 1,304,750 special warrants and 100,000 agents special warrants at a price of $4.00 per special warrant. Each special warrant was exchangeable for one common share and one non-transferable share purchase warrant at an exercise price of $5.00 up to December 15, 2001 entitling the holder to purchase one common share. The special warrants issued to Ontario residents were exchanged for common shares pursuant to a final prospectus dated August 3, 2001. During the year ended December 31, 2001, 1,392,250 warrants were exercised for common shares (See Note 8(b)). No share purchase warrants were exercised and all expired December 15, 2001.

10 BROKER WARRANTS

On July 24, 2002 the Company by a private placement, issued 70,000 broker warrants exchangeable on or before July 24, 2003 into common shares at a purchase price of $3.00 per warrant. No warrants were exercised in the year 2002. 5,000 of the warrants were exercised in the first quarter of 2003 and 65,000 of the warrants in the second quarter at $3.00 per share.

DRC RESOURCES CORPORATION
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

11. RELATED PARTY TRANSACTIONS
		Nine Months Ended Sept. 30, 2003	Nine Months Ended Sept. 30, 2002	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000
		(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)
For consulting, administration and exploration costs charged by a private company controlled by the President/Director of the Company		$105,375	$87,675	$112,845	$113,440	$86,300

For shares issued in payment on "Afton" mineral claim option agreement to the President/Director of the Company.
200,000 shares were issued during 2002 (cumulative total is 700,000 shares to date) $		$-	$$30,000	$60,000	$150,000	$-

For consulting services charged by a related person of the President		$$49,250	$-	$11,250	$-	$-

For secretarial and administrative services charged by a private company which a director has a 50% interest and any director = s fees paid.	$	$ 44,914	$33,872	$41,405	$33,481	$27,691

12. SUPPLEMENTARY CASH FLOW INFORMATION

The statement of cash flows reflected the new requirement under Section 1540 of the Canadian Institute of Chartered Accountants Handbook.

The Company conducted non-cash activities as follows:

	Nine Months Ended Sept. 30, 2003	Nine Months Ended Sept. 30, 2002	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)
Financing Activities Common shares issued for mineral properties	$-	$60,000	$120,000	$-	$300,000

DRC RESOURCES CORPORATION
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

13.SEGMENTED INFORMATION

The Company's operations consist of mineral exploration in Canada. The other principal assets which are held in Canada consist primarily of cash, term deposits, and corporate notes.
	Nine Months Ended Sept. 30, 2003	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001
	(Unaudited)	(Audited)	(Audited)
CANADA
Current Assets	$3,056,374	$4,035,551	$4,278,201
Mineral Claim Interests	2,889,399	2,293,327	1,493,004
Capital Assets	32,484	41,535	14,367
	5,978,257	6,370,413	5,785,572

U.S.A.
Current Assets	9,683	11,545	2,744
Investment Property	110,867	110,867	110,867
	120,550	122,412	113,611
TOTAL ASSETS	$6,098,807	$6,492,825	$5,899,183

14. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, term deposits, corporate notes, amounts receivable and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of cash, term deposits, corporate notes, amounts receivable and accounts payable approximate their carrying values due to the relatively short period to maturity of these instruments. At September 30, 2003 the Company had $267,187 in US dollars, comprised of $7,187 in a current account and $260,000 in a bankers acceptance note, due November 17, 2003.

15. COMMITMENTS

The Company, under the terms of the option agreement to acquire the A Afton@ mineral claim interests, is required to issue an additional 600,000 shares in 200,000 share instalments over the next three years and, to perform a work commitment of $6,500,000 over nine years. To date $4,210,726 has been expended.

847,000 common shares are reserved for issuance for stock options and brokers warrants. (See notes 8(c) and 10)

DRC RESOURCES CORPORATION
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

16. ENVIRONMENTAL RISKS

Existing and possible future environmental legislation, regulations and action could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its mineral claim interests on an economic basis. Before production can commence on any property, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of mineral claim interests.

17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which differ in certain material respects from United States generally accepted accounting principles and practices (U.S. GAAP).

(a)      Mineral Claim Interests

Under Canadian GAAP, applicable to junior exploration companies, mineral claim interests acquisitions and exploration expenditures are capitalized until such interest is placed into production, sold or abandoned.

Under U.S. GAAP, the recoverability of capitalized mineral claim interest expenditures is generally considered insupportable until a commercially mineable deposit is determined; therefore all mineral claim interests expenditures are expensed as incurred.

(b)     Common Stock

Under U.S. GAAP., compensation cost must be considered for all stock options granted requiring the Company to utilize both the intrinsic value-based and the fair value based methods of accounting and reporting stock-based compensation. Under Canadian GAAP, effective January 1, 2002, all stock-based awards made to non-employees must be measured and recognized using the fair value based method. The Company has elected to adopt the intrinsic value method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

The Company, if required to report under U.S. GAAP, would elect to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees (A APB 25") to account for all stock options granted. Further, Statement of Financial Accounting Standards No. 123: Accounting for Stock-Based Compensation (A SFAS 123") requires additional disclosure to reflect the results of the Company as if it had elected to follow SFAS 123. SFAS 123 requires a fair value based method of accounting for stock options using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options and require the input of and are highly sensitive to subjective assumptions including the expected stock price volatility. Stock options granted by the Company have characteristics significantly different from those traded options. In the opinion of management, the existing model does not provide a reliable single measure of the fair value of stock options granted by the Company.

DRC RESOURCES CORPORATION
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONT'D)

(b)    Common Stock (Cont'd)

Under APB 25, compensation cost must be recognized for all compensatory stock options granted whenever the market price of Company's shares on the date of grant exceeds the exercise price. The year 2002 was the only year where compensation was required to be reported (see note 2(j)).

In accordance with SFAS 123, the following is a summary of the changes in the Company's stock options for the 2002, 2001 and 2000 fiscal years:
	2002		2001		2000
	Number Of Shares	Average Exercise Price	Number Of Shares	Weighted Average Exercise Price	Weighted Number Of Shares	Weighted Average Exercise Price

Balance exercisable at beginning of year
	518,000	$ 3.17	664,000	$ 4.84	423,000	$ .23
Granted	470,000	$ 3.06	90,000	$ 4.00	453,000	$ 7.00
Exercised	-	-	(211,000)	$ .23	(212,000)	$ .23
Expired	(33,000)	$ 4.00	-	-	-
Cancelled	(65,000)	$ 3.00	(25,000)	$ 7.00	-	-
Options Price Reduction	-(2)	$ 1.00	- (1)	3.00	-	-
Balance exercisable at end of year(3)	890,000		$2.65	518,000	664,000	$ 4.84
(1) Option price amended from $7.00 to $4.00 on 428,000 options
(2) Option price amended from $4.00 to $3.00 on 395,000 options
(3) There was no change in the weighted average exercise price for the nine months ended September 30, 2003. There were 43,000 options exercised during the nine months ended September 30, 2003.

	2002		2001		2000
	Number Of Shares	Weighted Average Exercise Price	Number Of Shares	Weighted Average Exercise Price	Weighted Number Of Shares	Weighted Average Exercise Price

Weighted-average fair value of options granted during the year	470,000	$3.06	90,000	$4.00	453,000	$7.00

For the 2002 fiscal year, the weighted-average fair values for stock options were estimated at the date of grant or amendment using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 2.8% volatility factor of the expected market price of the Company's common stock of 56%; option lives of two years; and no expected dividends.

The following is a summary of the Company's net loss and basic and diluted loss per share as reported and pro forma as if the fair value based method of accounting defined in SFAS 123 had been applied for the 2002, 2001, and 2000 fiscal years:

DRC RESOURCES CORPORATION
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONT'D)

(b)     Common Stock (Cont'd)
	2002		2001		2000
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma

Net loss for the year	(185,907)	(301,188)	(114,809)	(114,809)	(227,166)	(227,166)
Basic and diluted loss per share	(0.02)	(0.03)	(0.02)	(0.02)	(0.04)	(0.04)

(c)    Application of U.S. GAAP to Financial Statements

The impact of the application of U.S. GAAP to the Company's financial statements are summarized as follows:
BALANCE SHEETS	Nine Months Ended Sept. 30, 2003	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000
	(Unaudited)	(Audited)	(Audited)	(Audited)
Assets
Mineral claim interests under Canadian GAAP	$2,889,399	$2,293,327	$1,493,004	$$1,044,429
Add back write-off of mineral claim interests under Canadian GAAP	1	5,999	96,360	41,718
Mineral claim interests expenditures expensed under U.S. GAAP	(596,073)	(806,322)	(544,935)	(816,364)
Cumulative historical adjustments	(2,293,327)	(1,493,004)	(1,044,429)	(269,783)
Mineral claim interests under U.S. GAAP	-	-	-	-
Total Assets under U.S. GAAP	3,209,408	$4,199,498	$4,406,179	$5,336,278

Shareholders' Equity
Deficit under Canadian GAAP	(2,161,588)	$(1,752,914)	$(1,567,007)	$(1,452,198)
Deduct net loss under Canadian GAAP	(408.674)	185,907	114,809	227,166
Add net loss under U.S. GAAP	(1,004,746)	(986,230)	(563,384)	(1,001,812)
Cumulative historical adjustments	(2,293,327)	(1,493,004)	(1,044,429)	(269,783)
Deficit under U.S. GAAP	(5,050,987)	(4,046,241)	(3,080,011)	(2,496,627)
Total Shareholders' Equity under U.S. GAAP	$2,986,998	$4,040,562	$4,073,567	$5,031,426

DRC RESOURCES CORPORATION
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONT'D)

(c)  Application of U.S. GAAP to Financial Statements (Cont'd)

STATEMENTS OF OPERATIONS
	Nine Months Ended Sept. 30, 2003	Nine Months Ended Sept. 30, 2002	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)
Loss for the period under Canadian GAAP	$(408,674)	$(85,291)	$(185,907)	$(114,809)	$(227,166)
Add back write-off of mineral claim interests under Canadian GAAP	1	-	5,999	96,360	41,718
Mineral claim interests expenditures expensed under U.S. GAAP	(596,073)	(310,422)	(806,322)	(544,935)	(816,364)
Loss for the period under U.S. GAAP	$(1,004,746)	$(395,713)	$(986,230)	$(563,384)	$(1,001,812)

STATEMENTS OF CASH FLOWS
	Nine Months Ended Sept. 30, 2003	Nine Months Ended Sept. 30, 2002	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)
Operating Activities
Loss for the year under U.S. GAAP	$(1,004,746)	$(395,713)	$(986,320)	$(563,384)	$(1,001,812)
Non-cash issue of shares for mineral claim interests	-	60,000	120,000	-	300,000
Other components of operating activities which are similar under Canadian and U.S. GAAP	62,350	303,547	244,775	67,170	238,691
Net cash provided by (used for) operating activities unde U.S. GAAP	(942,396)	(32,166)	(621,545)	(496,214)	(473,121)
Investing Activities
Mineral claim interests costs under U.S. GAAP	-	-	-	-	-
Net cash used for investment activities under U.S. GAAP	$-	$-	$-	$-	$-

DRC RESOURCES CORPORATION
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONT'D)

(d)      Loss Per Share

Under U.S. GAAP, the presentation of both basic and diluted earnings per share (A EPS@ ) is required for all entities with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding in the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common shares and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements. These requirements under U.S. GAAP apply equally to loss per share presentations.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:
	Nine Months Ended Sept. 30, 2003	Nine Months Ended Sept. 30, 2002	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001	Year Ended Dec. 31, 2000
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)
Numerator, net loss for the year under U.S. GAAP	$(1,004,746)	$(395,713)	$(986,230)	$(563,384)	$(1,001,812)
Denominator:
Weighted-average number of shares under Canadian GAAP	9,188,544	8,584,366	8,704,716	7,792,620	5,742,938
Effect of escrow shares excluded from the denominator under U.S. GAAP	-	-	-	-	-
Weighted-average number of shares under U.S. GAAP	9,188,544	8,584,366	8,704,716	7,792,620	5,742,938
Basic and diluted loss per share under U.S. GAAP	$(0.11)	$(0.05)	$(0.11)	$(0.07)	$(0.17)
Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be antidilutive.

(e)      Flow-Through Shares

Under U.S. GAAP, a liability is recognized on the sale of flow-through shares for the premium obtained by the Company, if any, of the sale price per share over the market value at the time of issuance. Under Canadian GAAP, no such premium is recognized. Upon renunciation of the flow-through share proceeds to investors, the liability under U.S. GAAP is reversed and the Company recognizes a deferred tax benefit for this amount. The Company follows the policy or renouncing fully to investors the proceeds of all flow-through financings received during the year, whether the underlying exploration expenditures have been incurred or not, as at its fiscal year end, which coincides with the personal taxation year of individuals in Canada. Accordingly, the Company under a pro-forma application of U.S. GAAP would have recognized no deferred tax benefits or amounts included in current operations, in connection with issuances of flow-through shares.

DRC RESOURCES CORPORATION
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

17. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONT= D)

(f)       Recent Accounting Pronouncements

The FASB has issued No. 143, A Accounting for Asset Retirement Obligations@ . This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company does not expect that the implementation of SFAS No. 143 will have a material impact on its financial position or results of operations.

The FASB has issued SFAS No. 146, A Accounting for Costs Associated with Exit or Disposal Activities@ . Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect that the implementation of these guidelines will have a material impact on its financial position or results of operations.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants (CICA) has issued CICA 3063, "Impairment of Long-Lived Assets". This statement establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The Company does not expect that the implementation of this new standard will have a material impact on its financial position or results of operations.

The CICA has approved, subject to written ballot, a new Handbook section, A Asset Retirement Obligations@ , to replace the current guidance on future removal and site restoration costs included in CICA 3061, A Property, Plant and Equipment@ . The standard, which is similar to SFAS No. 143, is effective for years beginning on or after January 1, 2004. Ths standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The Company does not expect that the implementation of these guidelines will have a material impact on its financial position or results of operation.

18. SUBSEQUENT EVENT

On November 6, 2003 the Company completed a private placing financing with a syndicate of underwriters. The Company realized gross proceeds of $24,150,000 on issuance of 3,450,000 common shares, which included 450,000 Underwriter options exercised, all at a price of $7 per share.

The Underwriters received 345,000 compensation options to purchase 345,000 common shares at a price of $7.50 per share up to November 6, 2005.