Form 20-F
period 2004-12-31
DRC RESOURCES CORP                                      /FI
filed 2005-04-12
CIK 800166

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ]	TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
____________________________
Common Shares without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Title of class
_____________________________
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

13,941,766

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes  No
Indicate by a check mark which financial statement item the registrant has elected to follow.
☑ Item 17 ☐ Item 18

Table of Contents
			Page

FORWARD LOOKING STATEMENTS			5
GLOSSARY OF TERMS AND DEFINITIONS			5
PART I
Item 1.	Identity of Directors, Senior Management and Advisers
	A.	Directors and senior management	9
	B.	Advisers	10
	C.	Auditors	10
Item 2.	Offer Statistics and Expected Timetable (Not applicable)
Item 3.	Key Information
	A.	Selected financial data	10
	B.	Capitalization and indebtedness	12
	C.	Reasons for the offer and use of proceeds (Not applicable)
	D.	Risk factors	13
Item 4.	Information on the Company
	A.	History and Development of DRC Resources	17
	B.	Business Overview	19
	C.	Organizational Structure	20
	D.	Property, Plant and Equipment	20
		Afton Property	20
		Ajax-Python Property	31
		Lipsett Lake Property	33
Item 5.	Operating and Financial Review and Prospects
	A.	Operating results	35
	B.	Liquidity and capital resources	38
	C.	Research and development, patents and licenses, etc. (Not applicable)
	D.	Trend information (Not applicable)
Item 6.	Directors, Senior Management and Employees
	A.	Directors and senior management	39
	B.	Compensation	41
	C.	Board practices	42
	D.	Employees	46
	E.	Share ownership	46
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major shareholders	49
	B.	Related party transactions	49
	C.	Interests of experts and counsel	50
Item 8.	Financial Information
	A.	Consolidated Statements and Other Financial Information	50
	B.	Significant Changes	50
Item 9.	The Offer and Listing
	A.	Offer and listing details	50
	B.	Plan of distribution (Not applicable)
	C.	Markets	51
	D.	Selling shareholders (Not applicable)
	E.	Dilution (Not applicable)
	F.	Expenses of the issue (Not applicable)

Item 10.	Additional Information
	A.	Share capital	51
	B.	Memorandum and articles of association	54
	C.	Material contracts	55
	D.	Exchange controls	56
	E.	Taxation	56
	F.	Dividends and paying agents	57
	G.	Statement by experts	57
	H.	Documents on display	58
Item 11.	Quantitative and Qualitative Disclosures about the Market (Not applicable)
Item 12.	Description of Securities other than Equity Securities
	A.	Debt securities (Not applicable)
	B.	Warrants and rights	58
	C.	Other securities (Not applicable)
	D.	American Depositary Shares (Not applicable)

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies (Not applicable)
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds (Not applicable)
Item 15.	Controls and Procedures (Not applicable)
Item 16.	(Not applicable)

PART III
Item 17.	Financial Statements		58
Item 18.	Financial Statements		59
Item 19.	Exhibits		59
	Exhibit 1: Financial statements and consent of Auditor
	Exhibit 2: Certificate of Incorporation
	Exhibit 3: Memorandum and Articles
	Exhibit 4: Opinion of counsel
	Exhibit 5: Services agreement with President & CEO
	Exhibit 6: Services agreement with Corporate Secretary
	Exhibit 7: Stock Option Plan
	Exhibit 8: Option to purchase Afton Property

FORWARD-LOOKING STATEMENTS

This registration statement of DRC Resources Corporation (herein referred to as “DRC Resources” or “the Company”) contains forward-looking statements with reference to: (i) Mineral Resources, (ii) certain plans, strategies and objectives of DRC Resources’ management, and (iii) expected costs of exploration and development programs. Such forward-looking statements are not guarantees of future performance, which may be affected by risk factors and other uncertainties, many of which are beyond the control of DRC Resources, which may cause actual results to differ materially from those expressed in the statements contained in this registration statement.

Historical financial information as to costs of exploration and administration may not be indicative of DRC Resources’ future cost performance. All statements which are not statements of historical fact may be deemed to be forward-looking statements. The use of words such as “potential”, “possible”, “indicated”, “inferred”, “estimated” or statements such as “may’, “expect”, “believe”, “anticipate” and “intend” (and the negative or variations of, or comparable terminology) are intended to identify forward-looking statements.

GLOSSARY OF TERMS AND DEFINITIONS

The following is a glossary of technical terms which are used in this registration statement to describe the DRC Resources’ business.

“Ag” means silver

“anomaly” and “anomalous” mean a value higher or lower than the expected; outlining a zone of potential exploration interest but not necessarily of commercial significance

“argillite” is a sedimentary rock composed of compacted mud and clay particles

“Au” means gold

“batholith” is a large body of igneous rock formed by intrusion and solidification of magma

“blebs” are small rounded to elongate inclusions

“bornite” is an important copper sulphide mineral(Cu5FeS4)

“chalcocite” is a copper sulphide mineral (Cu2S)

“chalcopyrite” is a copper sulphide mineral (Cu5FeS4)

“copper equivalent” means the percentage of marketable metals or minerals contained in mineralized material, determined by converting all other metals other than copper to equivalent copper on the basis of a market price for such metals at a given time

“Cu” means copper

“cuprite” is a copper oxide (Cu20)

“diamond drill” means a type of rotary drill, the bit of which is set with diamonds that cut by abrasion rather than percussion. The hollow-centred cutting bit is attached to the end of long hollow drill rods that are rotated and through which water is pumped to the cutting face of the bit. The drill cuts a circle, the rock core of which is recovered in long cylindrical sections, an inch or more in diameter.

“dilution” means the incorporation of waste or low grade rock with ore during the mining process resulting in lower grade

“disseminated ore” means a scattered distribution of generally fine-grained metal bearing minerals throughout a rock body, in sufficient quantity to make the deposit an ore

“dollars” or “$” means Canadian currency unless otherwise indicated

“exploration” means prospecting, diamond drilling and other work involved in searching for ore bodies

“fault” means a fracture or fracture zone along which there has been displacement of the sides

“feeder zone” means conduits facilitating the movement of magma or mineral bearing fluids

“grade” the weight of valuable minerals in each tonne of ore

“g/t” means grams per tonne

“hypogene” means primary mineral deposits formed by generally ascending solutions in or from below the earth’s crust
“hydrothermal” means any process associated with igneous activity involving the action of very hot aqueous solutions
“Indicated Mineral Resource” is a term defined by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) and adopted in Canadian National Instrument NI 43-101 Standards for Disclosure of Mineral Projects as meaning that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
“Inferred Mineral Resource” is a term defined by the CIM and adopted in NI 43-101 as meaning that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
“intrusive” a rock formed by the process of emplacement of magma in pre-existing rock
“magmatic” means rock derived from cooling magma emplaced in the earth's crust

“Measured Mineral Resource” is a term defined by the CIM and adopted in NI 43-101 as meaning that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, are so well established that they can be estimated with sufficient confidence to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of economic viability of the deposit. The estimate is based on detailed and reliable exploration sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that spaced closely enough for geological and grade continuity.
“mineralization” means rock containing an undetermined amount of minerals or metals
“Mineral Reserve” is a term defined by the CIM and adopted in NI 43-101 as meaning the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. (Note below the definition of “Reserve” found in the U.S. Securities and Exchange Commission Industry Guide 7)
“Mineral Resource” is a term defined by the CIM and adopted in NI 43-101 as meaning a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
“mineral zone” means a mineral-bearing belt or area
“Mo” means molybdenum
“Ore” is a natural aggregate of one or more minerals which, at a specified time and place, may be mined, processed and sold at a profit, or from which some part may profitably be separated
“oz/t” means Troy ounces per short ton
“Pd” means palladium
“percussion drill” means a drill that operates by having the drill bit fall with force onto the rock
“petrographic study” is the identification of minerals with the aid of a microscope
“plutonic” means a phaneritic igneous rock that has crystallized at depth within earth’s crust
“porphyry” means an igneous rock containing conspicuous crystals or phenocrysts in a fine-grained groundmass; it refers to a type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage
“porphyry copper” is a type of deposit in which the copper mineralization occurs as discrete grains and veins throughout a large volume of rock
“preliminary assessment” means an assessment that may be disclosed under NI 43-101 if made by a qualified person, notwithstanding that it includes an economic evaluation which uses inferred mineral resources, provided that such disclosure includes a proximate statement that the assessment is preliminary in nature, that it includes inferred mineral resources that are too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized; a preliminary assessment is sometimes referred to as a “scoping study”
“Reserve” is a term defined by Industry Guide 7 of the U.S. Securities and Exchange Commission (SEC) as meaning that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Industry Guide 7 classifies reserves as either “Proven (Measured)” or “Probable (Indicated)”. Proven (measured) reserves are those for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable (indicated) reserves are those for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation. Note: SEC staff has traditionally required a “bankable” or “final” feasibility study before reserves may be designed for purposes of meeting the requirements of Industry Guide 7.

“resource” or “Mineral Resource” is a term defined by the CIM and adopted in NI 43-101 as meaning a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
“short ton” a unit of weight which equals 2000 pounds
“sulphides” or “sulfides” are a group of minerals consisting of metals combined with sulphur; common metallic ores
“supergene” means a secondary enrichment of a rock body by a re-precipitation of oxides and sulphides from descending ground water
“tonne” means metric tonne (2,204 pounds)

Measurements stated in metric units covert to imperial equivalents is as follows:

Metric Units	Multiplied by	=Imperial Units
hectares	2.471	=acres
metres	3.281	=feet
kilometres	0.621	=miles (5,280 feet)
grams	0.032	=ounces (troy; 12 troy ozs/lb)
tonnes	1.102	=tons (short or 2,000 lbs)
grams/tonne	0.029	=ounces (troy)/ton

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
A.	Directors and senior management
The following are the directors and executive officers of DRC Resources:
Name & business address	Position or Function
John Harvey Kruzick #601 - 595 Howe Street Vancouver, BC Canada V6C 2T5	Director Chairman of the Board
Christopher John . Bradbrook Suite 810, Box 4 1 First Canadian Place Toronto, ON M5X 1A9	Director President and Chief Executive Officer
Sharon Lynne Ross #601 - 595 Howe Street Vancouver, BC Canada V6C 2T	Director Secretary
Charles Robert Edington Unit 1 - 929 Ellery Street Victoria, BC, Canada V8Z 6M1	Director
Mike Muzylowsi Suite 1160, 1040 West Georgia St. Vancouver, BC, Canada V6E 4H1	Director
Thomas O’Toole Taylor 1358 232nd Steet Langley, BC, Canada V2Z 2W9	Director
Craig Dalton Thomas Suite 1525, 625 Howe Street West Vancouver, BC V6C 2T6	Director
Clifford John Davis 505541 Grey Road 1, RR#2 Kemble, Ontario, N0H 1S0	Director
Robert Gregory Laing 240 Dolphin Court Oakville, Ontario, L6J 5S8	Director
Ian Mackenzie Beardmore Suite 1400, 701 West Georgia Street Vancouver, BC Canada V7Y 1C6	Chief Financial Officer
Michael W. J. Hibbitts 1518 Tanglewood Lane Coquitlam, BC V3E 2V2	Vice President Exploration and Development

B.	Advisers
The following are DRC Resources’ principal advisers:
Name & business address	Function
HSBC Bank Canada 885 West Georgia Street Vancouver, BC Canada V6C 3E9	Banker
Dundee Securities Corporation 320 Bay Street, Suite 800 Toronto ON Canada M5H 4A6	Sponsor for listing of DRC Resources on the Toronto Stock Exchange
Donald W.J. Specht 4130 Ripple Road, West Vancouver, BC, Canada V7V 3L2	Legal counsel

C.	Auditors

De Visser Gray
Chartered Accountants
401 - 905 West Pender Street
Vancouver, British Columbia, Canada, V6C 1L6
Member of the Institute of Chartered Accountants of British Columbia and a registrant with the United States Public Company Accounting Oversite Board (PCAOB).

Item 2.	Offer Statistics and Expected Timetable - NOT APPLICABLE

Item 3.	Key Information

A.	Selected financial data.

The selected financial data appearing below for the fiscal years ending December 31, 2004, 2003, 2002, 2001, 2000 and 1999 are set forth in Canadian dollars and extracted from the audited Consolidated Financial Statements of DRC Resources that appear elsewhere herein.

DRC Resources’ financial statements are prepared in accordance with generally accepted accounting principles (GAAP) that apply in Canada. The selected financial data appearing in the first table below is presented in accordance with Canadian GAAP. The second table sets out the selected financial data in accordance with US GAAP. The principle differences between Canadian GAAP and US GAAP that affect DRC Resources’ income and shareholders’ equity relate to those items described in Note 16 of the DRC Resources’ December 31, 2004 financial statements appearing elsewhere herein.

The following selected financial data should be read in conjunction with, and is qualified in its entirety by reference to DRC Resources’ audited Consolidated Financial Statements appearing elsewhere in this registration statement.

SELECTED FINANCIAL DATA UNDER CANADIAN GAAP

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
Net Operating Revenue	565,017	107,910	113,823	255,155	176,527	984
Net Income (Loss)	(1,249,545)	(1,218,371)	(185,907)	(114,809)	(227,166)	110,108
Income (Loss) per Share	(0.09)	(0.13)	(0.02)	(0.02)	(0.04)	(0.02)
Total Assets	31,795,645	28,470,396	6,492,825	5,899,183	6,380,707	1,076,948
Net Assets	29,655,721	27,427,076	6,333,889	5,566,571	6,075,855	1,060,157
Deferred Income Taxes	922,675	875,935	113,767	296,410	216,985	0
Cash Dividends per share	Nil	Nil	Nil	Nil	Nil	Nil
Deficit	(4,220,830)	(2,971,285)	(1,752,914)	(1,567,007)	(1,452,198)	(1,225,032)
Capital Stock	33,008,361	30,398,361	8,086,803	7,133,578	7,528,053	2,285,189
Weighted Average Number of Shares	13,390,604	9,746,722	8,704,716	7,792,620	5,742,938	4,456,016

SELECTED FINANCIAL DATA UNDER US GAAP

	Year Ended December 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Other Income and Expenses	565,017	107,910	113,823	255,155
Net (Loss)	(13,696,181)	(2,412,340)	(1,064,130)	(563,384)
Income (Loss) per Share	(0.28)	(0.25)	(0.12)	(0.07)
Total Assets	25,861,713	24,983,100	4,199,498	4,406,179
Net Assets	23,721,789	23,939,780	3,962,662	4,073,567
Deferred Income Taxes	922,675	875,935	113,767	296,410
Cash Dividends per share	Nil	Nil	Nil	Nil
Deficit	(10,154,762)	(6,458,581)	(4,124,141)	(3,060,011)
Capital Stock	33,008,361	30,398,361	8,086,803	7,133,578
Weighted Average Number of Shares	13,390,604	9,746,722	8,704,716	7,792,620

On December 31, 2004 a Canadian dollar (C$1.00) was exchangeable for US$0.83 on the basis applied in the following table, which sets forth, for the periods and dates indicated, information concerning the rates of exchange of one Canadian dollar (C$1.00) into the US$ based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (“Noon Buying Rate”).

Period	At Period End	Average Rate(1)	High	Low
	(all figures in US$ per C$)
Month ended February 28, 2005	0.8107	0.8067	0.8107	0.7988
Month ended January 31, 2005	0.8057	0.8161	0.8295	0.8078
Month ended December 31, 2004	0.8319	0.8203	0.8390	0.8122
Month ended November 30, 2004	0.8432	0.8361	0.8469	0.8174
Month ended October 31, 2004	0.8210	0.8020	0.8160	0.7890
Month ended September 30, 2004	0.7926	0.7765	0.7865	0.7660

Year ended December 31, 2004	0.8319	0.7683	0.8469	0.7194
Year ended December 31, 2003	0.7713	0.7135	0.7789	0.6338
Year ended December 31, 2002	0.6329	0.6368	0.6546	0.6237
Year ended December 31, 2001	0.6279	0.6458	0.6671	0.6268
Year ended December 31, 2000	0.6669	0.6733	0.6948	0.6397
Year ended December 31, 1999	0.6925	0.6730	0.6859	0.6563

B.	Capitalization and Indebtedness

The following tables set out the capitalization of DRC Resources at December 31, 2004 in accordance with Canadian and US GAAP

Under Canadian GAAP	At Dececmber 31, 2004
(all figures in C$)
Shareholders’ Equity
Common Shares	33,008,361
Retained earnings (deficit)	(4,220,830)
Total shareholders’ equity	29,655,721
Indebtedness (direct, indirect, contingent) Note 1
Short term debt - unsecured (current accounts payable)	1,187,021
Long term debt - capital lease	30,228
Total indebtedness	2,139,924

Under US GAAP	At December 31, 2004
(all figures in C$)
Shareholders’ Equity
Common Shares	33,008,361
Retained earnings (deficit)	(10,154,762)
Total shareholders’ equity	23,721,789
Indebtedness (direct, indirect, contingent) Note 1
Short term debt - unsecured (current accounts payable)	1,187,021
Long term debt - capital lease	30,228
Total indebtedness	2,139,924

Note 1: There has been no other significant change in the Company’s other indebtedness since December 31, 2003 and significant accounts payable are for underground tunneling completed in the month of December ,2004 and not invoiced or paid until January, 2005

C.	Reasons for the offer and use of proceeds
Not applicable

D.	Risk factors

This section describes some of the risks and uncertainties faced by DRC Resources’. The factors below should be considered in connection with any forward-looking statements in this registration statement. The risks described below are considered to be the significant or material ones, but they are not the only risks faced by DRC Resources. Some risks may not be known to DRC Resources and others that are not considered significant or material may turn out to be material. Investment in the common shares of DRC Resources must be considered speculative and risky, since any one or more of the risks could materially impact DRC Resources’ business, its revenues, income, ability to raise required capital and the market price of its common shares.
■
No Ongoing Operations and No Production History DRC Resources has no current ongoing mining operations and no significant income. The resources developed by DRC Resources are not reserves and, until such time as resources are proven to be reserves, there is a risk that the Company may not achieve ongoing operations from which it may derive significant income.

■	Risks Specific to the Afton Copper-Gold Project
•
Potential Increase in Surface Costs of Site The owner of the surface rights, a previous operator, may deny DRC Resources use or purchase at a reasonable rental or price, of an existing mill building, assay laboratory, administration building, power line and other surface facilities, which would require DRC Resources to build new facilities. (see further discussion of this point under Item 4.B on page 20 of this registration statement) DRC Resources does not own any surface rights (fee lands) to the area comprising the Afton Copper-Gold Project. To date, access to the Company’s property has been over the previous operator’s fee lands. Alternate, though somewhat less convenient, access is readily available over government lands. The Mineral Tenure Act (British Columbia) provides for a free miner or the holder of a mineral claim to have a right of way to entry over surface areas for the location, exploration and development or production of minerals, by arbitrated access order if necessary, subject to compensating a surface owner for such disturbances or use of surface area.

•
Increased Tailing System Costs Since DRC Resources does not have rights to use the existing tailings facility, it may be put to the cost of developing a new tailings system or employing a dry tailings process, which is slightly more costly than processing tailings in the conventional way.

•
Limited Geotechnical Study Though geotechnical studies by SRK Consulting supports a panel (block) caving method of mining, the limited scope of such studies means that there is a risk that panel caving will not be feasible and that DRC Resources will have to employ another, somewhat more costly, mining method such as sublevel mining.

•
Potential Dilution DRC Resources estimated that it would have to provide at least 10% of the $140 million required to commence the development stage of the Afton Copper-Gold Project. In November 2003 DRC Resources raised $24 million by issue of 3.45 million shares, which constituted a 24% dilution of the company’s then equity. If DRC Resources is required to raise further equity to attract project debt financing, further shareholder dilution may be required.

•
Management Inexperience DRC Resources’ management is experienced in exploring for minerals, but lacks technical training and experience with developing and operating a mine. With no direct training or experience in these areas, management may not be fully aware of many of the specific requirements related to working within this area of industry and their decisions and choices may not take into account standard engineering or managerial approaches mine operating companies commonly use. Consequently, DRC Resources’ operations, earnings and ultimate financial success could suffer irreparable harm due to management’s lack of operating experience.

•
Potential Drilling Cost Increase Key drill sites being used by DRC Resources to conduct its exploration program are situate on an existing open pit slope, which may be subject to failure. If instability of the pit slope requires DRC Resources to drill from alternate locations, the cost of drilling yet to be done could be significantly increased.

•
Existing Site Hazards The open pit left by the previous mining operation constitutes an inherent safety hazard to on-site operations of DRC Resources, in addition to which, by assuming control of surface areas used by a previous operator, DRC Resources may also become liable for consequent environmental and personal safety problems related to such things as slope failure, soils contamination, etc.

■
Exploration The business of the exploration for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, there are no known bodies of commercially mineable ore on any of the mineral properties in which DRC Resources has an interest.

■
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

■
Amount of Property Cost is not Evidence of Value Expenditures made by DRC Resources in the exploration or development of its mineral properties are included in the balance sheet value of its resource properties. The amounts described as “RESOURCE PROPERTIES” in the balance sheets of DRC Resources’ financial statements cannot be taken to reflect realizable value.

■
Competition  Competition for mineral prospects and financing required for exploration is intense. Many of the companies competing with DRC Resources have greater financial resources, larger staff and labour forces, more equipment for exploration and greater experience and may therefore be in a better competitive position than DRC Resources.

■
Title Matters While DRC Resources has investigated title to its properties and is satisfied that, to the best of its knowledge, title to all its properties is in good standing, this should not be construed as a guarantee of title, which may be affected by undetected defects. DRC Resources’ mineral claims comprising its principal property, the Afton Copper-Gold Project, have been validly staked in accordance with applicable legislation, the legal corner post of four key claims has been located by survey, but DRC Resources has not surveyed the boundaries of its mineral claims. Until that is done, one cannot be certain of the precise location and whether or not there are any internal, unstaked fractions. DRC Resources does not hold title insurance.

■
Potential Conflicts of Interest Mike Muzylowski and Craig D. Thomas, directors of DRC Resources, are also directors and/or officers of other natural resource companies. (See Item 6.A on pages 35-37 for names of other companies where these directors hold positions as directors.) Directors and officers are aware of their fiduciary obligations to DRC Resources and its shareholders. However, conflicts with respect to corporate opportunities may arise between the obligations of these directors and officers of DRC Resources and such other natural resource companies. DRC Resources’ incorporating documents and applicable legislation require all material transactions between DRC Resources and its directors and officers to be approved by a majority of DRC Resources’ disinterested directors. Any decision made by any of such directors and officers involving DRC Resources is made in accordance with their duties and obligations to deal fairly and in good faith with DRC Resources. The directors of DRC Resources must disclose, and refrain from voting on, any matter in which such directors may have a conflict of interest.

In the past, Chairman of the Board, John H. Kruzick and Mike Muzylowski, directors of DRC Resources, have been involved as independents in the business of acquiring mineral properties. As directors and/or officers of other companies, Messrs. Muzylowski and Craig D. Thomas provide management services (directorship) and consulting (legal services) to other mineral exploration companies. If those directors or officers learn of mineral exploration opportunities, they will not necessarily present them to DRC Resources, but may pursue them through other vehicles or present them to others. Mr. Muzylowski presently provides management and consulting services only to Callinan Mines Limited and Mr. Thomas is consulting legal counsel to Intercontinental Mining Corporation, Golden Raven Resources, Anglo-Andean Exploration Inc., Terramin Mining Inc., Rystar Communications Ltd. and Cogent Technologies Inc. (see also Item 6.A. on pages 36-38 of this document). By the terms of their engagement and their disclosure of all potentially conflicting property interests and acquisitions, this practice complies with these directors’ duties to the Company under the Company Act (British Columbia). It is determined on the facts of each case as the same arises and is disclosed whether or not a conflict exists and, if so, whether the benefit in the conflict is to be resolved in the Company’s favour. In the past, no conflict has arisen that has adversely affected the Company’s business operations.
■
Dependence on Key Employees DRC Resources depends on Chris Bradbrook, John H. Kruzick and Sharon L. Ross as key employees, the loss of any one of whom could have an adverse effect on DRC Resources’ administrative operations.

■
Environmental Liability Mineral exploration is subject to potential risks and liabilities associated with pollution of the environment. Breach of regulations may result in the imposition of fines or penalties, or prevent the conduct of exploration completely.

■
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

■
Market Risks If DRC Resources’ stock trades in the OTC Bulletin Board or the Pink Sheets, but not on national exchanges, such as the New York Stock Exchange or NASDAQ, at a price below US$5.00 per share, it will be subject to the “penny stock” rules of the Securities and Exchange Commission. These rules require that, before a broker or dealer can sell a penny stock to persons other than established customers and accredited investors (generally those with assets in excess of $1 million or annual income exceeding $200,000), the firm must make a determination as to the suitability of the purchase of such securities for the customer and obtain the customer’s written consent to the transaction prior to the purchase. Unless a penny stock transaction is exempt under the rules, the broker or dealer must furnish the customer a document describing the risks of investing in penny stocks. The broker or dealer must give the customer the current market quotation, if any, for the penny stock and disclose the compensation to the firm and registered representative. The firm must send monthly account statements showing the recent market price of penny stocks in the account. The penny stock rules will tend to restrict the ability of brokers and dealers to sell DRC Resources stock, which could have an adverse effect on liquidity and market price of DRC Resources’ stock.

■
Legal Remedies Because DRC Resources is incorporated in British Columbia, Canada and all its assets and business operations are located outside the United States, as is the residence of all members of its management, the bringing of an action, the service of process, proof of a case and the enforcement of judgments will be more difficult.

■	Risks Associated with Mining Operations If DRC Resources ever commenced actual mining operations, such operations would face the risk of changing circumstances, including but not limited to:
•	failure of production to achieve metal recovery levels indicated by pre-production testing of drill core and bulk samples;
•	estimates of reserves being adversely affected by encountering unexpected or unusual geological formations;
•
production costs being adversely affected by unforeseen factors such as substantial adverse changes in exchange rates or changes in environmental protection requirements, breakdowns and other technical difficulties, slides, cave-ins or other natural disasters, work interruptions or labour strikes;

•	the grade of ore actually mined being lower than that indicated by drilling results;
•	persistently lower market prices of the products mined than those used to determine the feasibility of mining a mineral occurrence;
•	adverse changes in interest rates that may apply to project development debt.

Item 4.	Information on the Company

A.	History and Development of DRC Resources

1.	Name of the Company

The Company’s legal and commercial name is: DRC Resources Corporation

2.	Incorporation
DRC Resources was incorporated on January 31, 1980

3.	Domicile and form of Company
DRC Resources exists as a limited liability corporation pursuant to Certificate of Incorporation issued by the Registrar of Companies and registration of its Memorandum and Articles under the Company Act (British Columbia), Canada.

DRC Resources’ registered office for service in Canada and its principal place of business are located at Suite #601 - 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

DRC Resources is a reporting issuer in British Columbia, Alberta, Ontario and the USA, and is a multiple jurisdiction filer with SEDAR and an EDGAR filer. DRC Resources Corporation Common Shares are listed on the Toronto Stock Exchange (the TSX) under the symbol “DRC,” and on the American Stock Exchange (the AMEX) under the symbol “DRJ.”

4.	Important events in development of Company’s Business
DRC Resources is in the business of acquiring and exploring natural resource properties. Exploration work on the properties has been limited to prospecting, sampling, research and drilling. To date, no property has been the subject of development work to bring it into production. A mineral property is abandoned if exploration results do not appear to warrant further expenditure on the property. Upon abandonment, DRC Resources writes off its investment in the property. Administrative expenditures are related primarily to maintaining corporate existence and meeting filing requirements, as there have been no mining operations. As properties are not acquired on a regular or periodic basis there can not be said to be observable trends in DRC Resources’ business and year-to-year comparisons of accounting information may not be meaningful. As an exploration company, DRC Resources’ success is generally measured by the extent and quality of mineralization (if any) discovered and this information is not contained in financial statements.
From incorporation in 1980 until 1998, DRC Resources was exclusively in the business of acquiring and exploring mineral resource properties in Canada.
Diversification Attempt
For a period from June 1998 until September 1999, due to poor economic conditions in the mining industry, DRC Resources took steps to change the nature of its business, by diversifying and de-emphasizing mineral exploration. Several mineral properties were allowed to lapse and a joint venture was concluded to allow another company to acquire 50% of the Python claim group, DRC Resources’ then major mineral property holding. e-Bid Online Inc. was incorporated under the Company Act (British Columbia) to reserve the corporate name as reflected in the domain (internet) address. DRC Resources secured shareholder approval for its plan to change its name and business to reflect its then e-commerce business direction. Consultants in that area of activity were engaged to assist in the transition. An e-commerce website was designed and developed during 1999 but commercialization was not achieved and the project was discontinued.

DRC Resources’ President, John H. Kruzick, acted as nominee subscriber, holding in trust for the Company the one issued share of e-Bid Online Inc., which was incorporated on August 27, 1999 by registration of its Memorandum and Articles under the Company Act, British Columbia. e-Bid Online Inc. was never recorded in the financial statements as a subsidiary, but as a project expense subsequently written off.
Return to Mineral Exploration Business
While the Company pursued its change of direction to e-commerce, in 1998 and 1999 John H. Kruzick privately continued his long-time interest in mineral exploration with a colleague, John C. Ball by, among other activities, staking in June 1999 in their joint names the mineral claims that subsequently came to comprise the Afton Copper-Gold Project. Messrs. Kruzick and Ball shared the costs of their staking, which was approximately $10,000. When metal prices showed signs of recovery in September 1999, Mr. Kruzick persuaded his colleague to offer the Afton mineral claims to DRC Resources for a price of 2,000,000 million common shares with payment to be spread over six years and a retained 10% Net Profits Royalty (see also Item 7.B on page 46 and Item 4.B on pages 22-23 of this registration statement). The directors decided to acquire the property and refocus the Company’s activities on mineral property exploration, the current area of interest. Consistent with that decision, the Python mineral property option (covering ground in the same general area as the Afton Project) was terminated when the optionee decided not to proceed with required expenditures.
5.	Principal Business and Capital Investment in the Last Three Years
Since 1999 DRC Resources’ principal capital expenditures have been on or in connection with the Afton Copper-Gold Project, a copper-gold mineral exploration prospect located near Kamloops, British Columbia, Canada. There have been no significant divestitures.
From 2000 to present the Company raised over $31 million, of which approximately $9 million has been expended in exploration of the Afton Copper-Gold Project to date.. As of March 1, 2005 approximately $23.5 million is retained as working capital.
6.	Principal Capital Expenditures in Progress
The Afton Copper-Gold Project exploration programs are the only significant expenditures in progress. All exploration has been funded by external financing through issue of securities of DRC Resources.
7.	Takeover Offers
While there has been friendly discussion with several majors in the industry, there has been no indication of public takeover offers in respect of DRC Resources’ shares.
B.	Business Overview
●	General
The Company was formed in British Columbia under its present name by registering its Memorandum and Articles under the British Columbia Company Act on January 31, 1980. The same year the Company filed articles of amendment to remove the private company restrictions from its articles and made its first public stock distribution December 12, 1980. By amendment of its Memorandum on July 10, 1987 the Company’s capital was increased from 5,000,000 common shares without par value so that it was authorized to issue 20,000,000 common shares without par value, 10,000,000 Class “A” preferred shares with a par value of $10.00 each and 10,000,000 Class “B” preferred shares with a par value of $50.00 each. By further amendment of its Memorandum on July 11, 2001 the Company’s capital was altered by deleting all preferred shares and increasing the number of common shares without par value to 40,000,000. The Company’s registered office and principal place of business are located at Suite #601 - 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

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
Mineral exploration tends to be a seasonal activity, though the location of the Afton Copper-Gold Project permits the Company to conduct its exploration work year round. Mineral exploration in British Columbia, Canada, the geographical area in which the Company’s activities are focused, is relatively free of government regulation, except in the area of environmental protection. As an experienced exploration company, DRC Resources has not encountered difficulties in complying with regulations regarding environmental protection.
●	Effect of Government Regulation
Mineral exploration in British Columbia, Canada, the geographical area in which the Company’s activities are focused, is relatively free of government regulation, except in the area of environmental protection. As an experienced exploration company, DRC Resources has not encountered difficulties in complying with regulations regarding environmental protection. The Company’s experience in exploration has required that it keep abreast of regulatory requirements, that it engage experienced contractors who are familiar with governmental requirements and good practices in the area of environmental protection and compliance and that it take pains to research potential exploration prospects insofar as their potential for becoming problem areas as acid producers.
C.	Organizational Structure
DRC Resources is an independent resource and mineral exploration company. In 2004 it had only one subsidiary, Dynamic Resources Corporation Inc., incorporated as such on December 12, 1980 under the laws of the State of Nevada, United States of America. (The Company notified the Nevada State registry office that the Company was being dissolved on December 31, 2004).

Property, Plant and Equipment
Afton Copper-Gold Project
The Afton Copper-Gold Project is DRC Resources’ principal mineral property. After acquiring an option of the property in 1999, the Company undertook several exploration programs, which culminated in the engagement in 2000 of mine engineering firm, Behre Dolbear and Company Ltd., to review the results of the Company’s initial $800,000 diamond drilling program with the object of determining the scope of potential mine development. A February 2001 Behre Dolbear and Company Ltd. scoping study anticipated potential mine production at 4,500 tons per day, based on the then estimated 25 million ton Indicated Mineral Resource, which was based on a copper equivalent cut-off grade of 1%. NOTE: A resource is not a reserve.

Following a further $2,400,000 of diamond drilling in 2001 and 2002, Behre Dolbear was engaged to update the resource estimate that formed the basis of their 2001 scoping study. On completion of a 2003 infill diamond drilling program, a study entitled “Mineral Resource Estimate for the Afton Copper-Gold Project, Kamloops, B.C.” was received from Behre Dolbear in May 2003. The Behre Dolbear study was authored by independent consulting engineer, James A. Currie, P.Eng., who is a Qualified Person within the definition set out in NI 43-101 as having at least five years experience in mineral exploration, mine development or mineral assessment, as having experience relevant to the subject matter of the mineral project and as being a member in good standing of a professional association.
In June 2003 Behre Dolbear was engaged to prepare and in October, 2003 delivered a preliminary assessment or advanced scoping study, which after some amendment was accepted by the British Columbia Securities Commission in November, 2003 as being within the definition set out in NI 43-101. This advanced scoping study was updated in February, 2004. The preliminary assessment is based on computer simulation of a 9,125 tonne per day panel (block) caving mine plan carried out by Behre Dolbear sub-consultant, Metalica Consultores S.A. of Chile, under supervision of Behre Dolbear Qualified Person, James A. Currie, P.Eng.

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

Physical access to the property off the main highway is by mine-site roads on private and crown lands. DRC has entered into access agreements with Afton Operating Corporation, (a subsidiary of Teck Cominco Ltd., who is also the parent of Afton Mines Ltd.) to cross that portion of private lands that lie within the DRC Resources claims. By Access Agreement dated May 1, 2004 between the Company and Afton Mining Corporation, the owner of certain surface rights (“the lands”), the Company has the right to enter upon the lands of the former operator of the Afton Mine to conduct exploration until June 30, 2007. The Access Agreement requires the Company to compensate the owner for disruption or damage to any surface facilities, to reclaim areas disturbed by the Company’s operations, to post bond (which was done) against any failure to reclaim, to be responsible for any hazardous substances introduced to the lands and to insure (which has been done) and indemnify the owner against liabilities arising from any activities of the Company in and about the lands. There is no guarantee that the Access Agreement will be extended. If it is not extended, DRC Resources would have to apply for an arbitrated access order, which could result in delay and increased cost to compensate the surface owner for use of the area or DRC Resources could be forced to use more costly, less convenient access over Crown (government) lands.

Surface Title DRC Resources did not acquire, and does not own, any surface rights to the area covered by the mineral claims comprising the Afton Copper-Gold Project property. The surface area overlying DRC Resources’ mineral zones is Crown land (British Columbia government owned land). Other fee interests in the surface overlying and surrounding the claims of DRC Resources belong to the crown (government) and a number of private owners, including the former operator of the Afton mine, who also has fee ownership of some of the surface area on which the tailings pond and dam are located. DRC Resources does not own the surface of lands that would provide the easiest access to the resource. However, if the owner of those lands denied DRC Resources access to explore, develop or commence production from the Afton Copper-Gold Project, DRC Resources could use a less convenient and somewhat more costly access over government owned lands. Alternatively, DRC Resources could make application to the gold commissioner to settle any dispute with the owner and, if necessary, refer the matter to the Mediation and Arbitration Board as provided by the Mineral Tenure Act, British Columbia for an order as to the terms of entry, taking of right of way, use or occupation, and the security, rent and compensation to be paid to the owner thereof.

Surface Facilities Teck Cominco Ltd., the owner of the mill building and most of the fee land comprising the tailing facility (all of which have been shut down since 1997) made an offer in 2002 to sell these facilities to DRC Resources. DRC Resources made a conditional counter proposal in 2003. Negotiations continue, while DRC Resources considers the several alternatives to purchase of the existing surface facilities.

● Title to Minerals The mineral property consists of eight 4-post mineral claims and twenty-four 2-post mineral claims comprising 131 units covering 3150 hectares (7783 acres). There has been no legal survey of DRC Resources’ mineral claims beyond location of the legal corner post for the Afton 1, 2, 4 and 5 mineral claims.
All of the claims are contiguous and overlie expired mining leases held by the previous operator and current owner of part of the surface, Afton Operating Corporation. In February 2001, the claims were grouped as the “Afton Claim Group” for the purpose of recording exploration work. A “Statement of Work” in the amount of $207,000 was filed and the claim group now has work recorded to a common expiry date of March 8, 2011.
By Option to Purchase Agreement (“the Option”) dated September 22, 1999 DRC Resources acquired the exclusive right for 90 days to purchase a 100% undivided working interest in the Afton 1 - 11, incl. mineral claims, Record Nos. 372023 - 372026 incl. and 372641 - 372647 incl. (the “Original Claims”) as to 50% from Westridge Enterprises Ltd., a non-reporting British Columbia company wholly owned by John H. Kruzick, a director, the President and CEO of the Company, and as to 50% from Indo-Gold Development Ltd., a non-reporting British Columbia company owned by John Ball, a geologist. The Option provided for consideration to be a 10% Net Profit Royalty to and a property management agreement with the optionors, with exercise to be by carrying out exploration work and paying Common Shares of DRC Resources as follows:
Due Date(1)	Option Payment	Status	Exploration ($)	Status
On regulatory approval	1,000,000 Shares	Paid
Year 1 (2000)	-		400,000	Performed
Year 2 (2001)	200,000 Shares	Paid	600,000	Performed
Year 3 (2002)	200,000 Shares	Paid	1,000,000	Performed
Year 4 (2003)	200,000 Shares	Paid	1,000,000	Performed
Year 5 (2004)	200,000 Shares	Paid	1,000,000	Performed
Year 6 (2005)	200,000 Shares		1,000,000	Performed
Year 7 (2006)			500,000	Performed
Year 8 (2007)			500,000	Performed
Year 9 (2008)			500,000	Performed
TOTALS	2,000,000 Shares		6,500,000	Completed

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
On June 27, 2002 DRC Resources acquired an option exercisable on or before December 1, 2010 to purchase the optionors’ 10% Net Profit Royalty for a cash consideration of $2 million and the Option was amended by removing the exclusive right of the optionors to act as the operators of the Afton Copper-Gold Project. (see also Item 7.B on page 46 of this registration statement)
The Option requires DRC Resources to maintain the mineral claims in good standing, which under the Mineral Tenure Act, British Columbia requires certain minimum work to be carried out each year. Work done to date has caused all the mineral claims comprising this property to be in good standing until at least March 8, 2011. Sufficient work has been completed by DRC Resources to maintain the Option in good standing until November 10, 2004.

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
Canex Placer Ltd. optioned the property in 1972. That year Teck Corporation and affiliate, Iso Mines Ltd., acquired an equity interest in Afton Mines Ltd. through the stock market. In 1973 Teck Corporation and Iso Mines Ltd. acquired Canex Placer’s rights to the property and commenced production from the Afton open-pit in 1977 on a stated reserve of 34 million tons of 1% copper, 0.016 oz/t (0.58 g/t) gold, and 0.12 oz/t (4.2 g/t) silver. The Afton open-pit mine closed in 1987 after mining 24 million tons (21.8 million tonnes) of predominantly supergene native copper and chalcocite, with minor covellite and chalcopyrite at an overall grade of about 1% copper. The Afton mill operated until 1997, processing ores from various deposits in the vicinity including the Ajax and Pothook.
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
To December 31, 2004 the Company has carried out an exploration program, including 174,943 feet of diamond drilling in 109 holes ranging in depth from 87 to 3,260 feet and commenced development of a 1.8 km underground decline of which 146 metres (479 feet) had been completed by December 31, 2004, at an aggregate cost of $7,404,850. All drill core samples were prepared by DRC Resources’ personnel under the supervision of a Qualified Person and were shipped for analysis to Eco Tech Laboratories Ltd., a certified laboratory.
In June 2003 Behre Dolbear & Company Ltd. was engaged to carry out, and in November 2003 delivered, an advanced scoping study and in February,2004 updated the advanced scoping study at a cost of $245,000 . Including the deemed value of common shares paid on the option to acquire the property, total cost of the property to DRC Resources to date is in excess of $4.9 million.

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
Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources
This section uses the terms “measured” and “indicated resources.” We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.
The exploration drilling by DRC Resources disclosed two mineralized zones: the Main Zone and the Northeast Zone. DRC Resources engaged the independent mine engineering firm of Behre Dolbear and Company Ltd. to prepare an estimate of mineral resources of the Afton Copper-Gold Project. The estimate was done under the direction of Behre Dolbear’s James A. Currie, P. Eng., a Qualified Person. Copper equivalent grades of the following Measured and Indicated Mineral Resources of in-place material were estimated for the Main Zone assuming 90% recovery of copper and gold, 75% recovery of silver and 74% recovery of palladium and the following metal prices: Copper $US 0.85/lb, Gold $US 375/oz, Silver $US 5.25/oz and Palladium $US 200/oz. The estimate was done for underground exploration program planning purposes using a cut off grade of 0.7% copper equivalent.
The terms “measured mineral resource” and “indicated mineral resource” as defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) indicate the relative quality, reliability and risk associated with each group of estimates. “Measured” means so well established as to support production planning and evaluation of the economic viability of the deposit. “Indicated” is less well established, but at a level of confidence sufficient to support mine planning and evaluation of the economic viability of the deposit. The reader is referred to the glossary for the full CIM definitions.

The following estimates were selected on the basis of a copper equivalent cut off grade expected to apply to the panel (block) cave underground mining method considered for the project in the Behre Dolbear advanced scoping study.

Main Zone Measured Resource
Cutoff Cu Eq (%)	Tonnes > Cutoff (tonnes)	Grade > Cutoff(1)
		Cu (%)	Au (g/t)	Ag (g/t)	Pd (g/t)	Cu Eq (g/t)	Au Eq (g/t)
0.7	9,540,000	1.289	0.945	3.438	0.117	1.956	3.039
Main Zone Indicated Resource
Cutoff Cu Eq (%)	Tonnes > Cutoff (tonnes)	Grade > Cutoff
		Cu (%)	Au (g/t)	Ag (g/t)	Pd (g/t)	Cu Eq (g/t)	Au Eq (g/t)
0.7	59,160,000	1.049	0.829	2.487	0.119	1.635	2.541

(1)The parameters used for these tabulations are as follows:

Cu Price = $0.85/lb     Copper Recovery = 90%
Au Price = $375 / oz    Gold Recovery = 90%
Ag Price = $5.25 / oz   Silver Recovery = 75%
Pd Price = $200 / oz    Palladium Recovery = 74%

The method use to determine equivalent grade used for the cutoff in defining the mineral resources was to calculate the value of a tonne of material grading1.0% copper at a given recovery and price, i.e.
Cu$ = (Cu% / 100% x 2204.623 lbs) x 0.90 x $0.85/ lb
So the value at 1% Cu would be (1/100) x 2204.623 x 0.90 x $0.85 = $16.865 (base value)
Then to calculate the combined value of gold, silver and palladium in a tonne of material at the actual grades at given recoveries and prices, i.e.
Au$ = (Au g/t / 31.103 g/oz) x 0.90 x $375 /oz
Ag$ = (Ag g/t / 31.103 g/oz) x 0.75 x $5.25 / oz
Pd$ = (Pd g/t / 31.103 g/oz) x 0.74 x $200 / oz
Then to divide the combined value by the base value, i.e.
CuEq (%Cu) = ( +Au$+Ag$ +Pd$) / $16.865

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources
This section uses the term “inferred resources.” We advise U.S. investors that, while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the Inferred Mineral Resource will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

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

Main Zone Inferred Resource
Cutoff Cu Eq (%)	Tonnes > Cutoff (tonnes)	Grade > Cutoff(1)
		Cu (%)	Au (g/t)	Ag (g/t)	Pd (g/t)	Cu Eq (g/t)	Au Eq (g/t)
0.7	7,450,000	0.924	0.784	2.341	0.120	1.480	2.300

(1)The parameters used for these tabulations are as follows:

Cu Price = $0.85/lb Copper Recovery = 90%
Au Price = $375 / oz Gold Recovery = 90%
Ag Price = $5.25 / oz Silver Recovery = 75%
Pd Price = $200 / oz Palladium Recovery = 74%

The method use to determine equivalent grade used for the cutoff in defining the mineral resources was to calculate the value of a tonne of material grading1.0% copper at a given recovery and price, i.e.
Cu$ = (Cu% / 100% x 2204.623 lbs) x 0.90 x $0.85/ lb
So the value at 1% Cu would be (1/100) x 2204.623 x 0.90 x $0.85 = $16.865 (base value)
Then to calculate the combined value of copper, gold, silver and palladium in a tonne of material at the actual grades at given recoveries and prices, i.e.
Au$ = (Au g/t / 31.103 g/oz) x 0.90 x $375 /oz
Ag$ = (Ag g/t / 31.103 g/oz) x 0.75 x $5.25 / oz
Pd$ = (Pd g/t / 31.103 g/oz) x 0.74 x $200 / oz
Then to divide the combined value by the base value, i.e.
CuEq (%Cu) = ( +Au$+Ag$ +Pd$) / $16.865

Cautionary Note to U.S. Investors concerning resource estimates
This section discusses the results of a scoping study, which is a “preliminary assessment” as defined in the Canadian NI 43-101, under which the use of inferred mineral resources is permitted under certain circumstances. The U.S. Securities and Exchange Commission regulations do not recognize any circumstances in which inferred mineral resources may be so used U.S. investors are cautioned not to assume that any part or all of an inferred resource category described as a ‘resource falling within the mine plan’ will ever be converted into ‘reserves’ within the definition of that term in SEC Industry Guide 7.
Behre Dolbear prepared an advanced scoping study or preliminary assessment on the Afton Copper-Gold Project mineral resources based on computer simulation of a 9,125 tonne per day panel (block) cave operation done by Behre Dolbear’s sub-consultant, Metalica Consultores S.A. of Chile, under the supervision of Behre Dolbear Qualified Person, James A. Currie, P.Eng., on a mine plan that included the following mineral resources:

Category	Tonnes	Grade
		Cu (%)	Au (g/t)	Ag (g/t)	Pd (g/t)	Cu Eq (%)

Measured	7,739,000	1.236	0.867	3.253	0.106	1.849

Indicated	39,244,000	1.110	0.848	2.432	0.111	1.705

Measured + Indicated	46,983,000	1.131	0.851	2.567	0.110	1.729

Inferred Resource	4,543,000	1.084	0.908	2.393	0.131	1.723

Life of Mine Throughput	51,526,000	1.126	0.848	2.552	0.111	1.722

As required by NI 43-101 DRC Resources points out that the preliminary assessment (referring to the above-mentioned scoping study) is preliminary in nature, it includes inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, there is no certainty that the preliminary assessment may be realized and the Afton Copper-Gold Project has no reserves.
● Environmental legislation to which the property is subject Use of the surface is governed by the Waste Management Act, S.B.C. 1982, c.41 as amended by Waste Management Act, 1993, S.B.C. 1993, c.25, under which an “owner” includes a person who is in possession or, has the right of control of, occupies or controls the use of the property. Liability is absolute, retroactive and joint and several and applies despite the fact that a contaminating substance was introduced to the environment in compliance with legislation and permits in effect at the time of introduction. The effect could be to render DRC Resources liable for a waste or contaminant deposited or permitted to escape by a previous owner, subject to a government appointed ‘manager’ apportioning responsibility. Afton Mines Ltd., the previous operator of the Afton Mine on the property, carried out a successful reclamation program.
Reclamation permits issued by the British Columbia Ministry of Energy and Mines are held in the name of Afton Mines Ltd. All mining and other disturbances caused by Afton Mines Ltd. remain its liability. Any new disturbance resulting from DRC Resource’s exploration is the responsibility of DRC Resources.
● Material Plans for Property Exploration DRC Resources’ current exploration program is designed to test several other areas of the Afton Copper-Gold Project property by geophysical, geochemical and electro-magnetic surveys, to be followed up with diamond drilling if indicated. The Behre Dolbear scoping study anticipates an underground exploration program targeted at improving the confidence level in the Inferred Resources so as to upgrade it to the Measured or Indicated category. Including accruals for the cost of an economic evaluation by the Company’s mine engineering consultants, Behre Dolbear & Company Ltd. and additional metallurgical test work and geophysical surveys all carried out in the period June to November 2003, to date approximately $4.5 million has been expended on the Afton Copper-Gold Project exploration program. The exploration program is being paid for out of working capital.
In its October 2003 Advanced Scoping Study, Behre Dolbear estimated the costs to take the Afton Copper-Gold Project to feasibility study and through permitting over a period of 18 months from start-up to completion will involve the following work:

Item	Cost
Underground Development	$13,626,000
Definition Drilling from Underground	1,862,000
Metallurgical Testing	250,000
Environmental/Permitting	610,000
Technical Studies	250,000
Feasibility Study	750,000
DRC Supplied Personnel	400,000
Total	$17,748,000

This program will be funded by a $24 million financing completed in November 2003.

Note: Certain technical reports have been filed on SEDAR. A direct link to SEDAR may be found on the Company’s website: www.drcresources.com.
Ajax-Python Property
● Geographic location and access This property is situate in the Kamloops Mining Division within NTS map sheet 921-9W/10E of British Columbia, is situate 10 km (6 miles) southeast of the Afton Copper-Gold Property and 10 km (6 miles) south of Kamloops, British Columbia. Access is by secondary road from the Trans-Canada Highway.

BRITISH
COLUMBIA
LOCATION MAP
Queen
Charlotte
Islands
Vancouver
Island
UNITED STATES
Cassiar
Fort St. John
Stewart
Smithers
Prince Rupert
Terrace
Prince George
Williams Lake
Lillooet
Kamloops
Revelstoke
Merritt
Princeton
Penticton
Nelson
Castlegar
Trail
Port Hardy
0 100 200 300

DRC RESOURCES CORPORATION

LOCATION MAP

PYTHON MINERAL CLAIMS

KAMLOOPS MINING DIVISION

● Title This 4,500 acre property consists of two groups totaling 72 mineral claims located and recorded under the Mineral Tenure Act of British Columbia and 5 crown grants, all claims of each group are contiguous, though the two groups are not contiguous. All mineral claims are in good standing until at least September 26, 2011. Annual assessment work in the amount of $200 per claim unit or cash in lieu is required to be performed or paid to keep mineral claims in good standing. All taxes have been paid on the crown granted claims.
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
● Rock formations and mineralization The Ajax-Python claim group is located within the Iron Mask Batholith 10km Southeast of the Afton Property, Kamloops, British Columbia. These intrusive rocks have hosted several open-pit porphyry copper-gold mines such as the Afton, Pothook, Crescent, Ajax and Python. Chalcopyrite is the predominant copper mineralization, occurring in blebs and disseminations. DRC Resources’ exploration on the Ajax-Python Property indicates anomalous areas between the two previously mined Ajax open pits.
The property contains no known deposits or reserves.
● Environmental legislation to which the property is subject Use of the surface is governed by the Waste Management Act, S.B.C. 1982, c.41 as amended by Waste Management Act, 1993, S.B.C. 1993, c.25, under which an “owner” includes a person who is in possession or, has the right of control of, occupies or controls the use of the property. Liability is absolute, retroactive and joint and several and applies despite the fact that a contaminating substance was introduced to the environment in compliance with legislation and permits in effect at the time of introduction. The effect could be to render DRC Resources liable for a waste or contaminant deposited or permitted to escape by a previous owner, subject to a government appointed ‘manager’ apportioning responsibility. The previous operator has carried out a successful reclamation program in respect of the Ajax property group.

● Exploration Carried out by the Company In the fall of 1996 the Company carried out a 305 meter, $30,000 program of diamond drilling and geological prospecting on the Python claim group. Although anomalous peripheral values were present over narrow intervals of the core, no economic values of copper/gold were intersected.

By agreement dated April 4, 1999 the Company granted Planet Ventures Inc. an option to acquire a 50% working interest in the Python mineral claims group by providing $400,000 in exploration funding. Planet Ventures Inc. funded a 3 hole, 304 meter program of diamond drilling, geological mapping, prospecting and surveying. Narrow intervals of low grade copper were intersected in one hole (99-3), but no significant sulphide mineralization was encountered in any of the three holes. On March 28, 2000 the Planet Ventures Inc. option was terminated.

The Ajax mineral claims were grouped with the Python mineral claim group for purposes of recording work done. Prior to 2004, exploration on the Ajax claims group has been limited to prospecting, surface reconnaissance and sampling carried out in 2001 by the Company.

In 2004 the Company completed 6 diamond drill holes on the Ajax Property. The purpose of the diamond drill program was to test for sulphide mineralization between the two Ajax open pits and below the previously mined depths. Drilling successfully indicated a large near surface copper sulphide system with an associated gold credit between and deeper than the previously mined Ajax East and Ajax West pits. The Ajax Property is connected by an existing 10 km mine haulage road to the Afton Copper-Gold Property to the west (for drill holes location, refer to maps on Company’s website: www.drcresources.com).

The 2004 exploration program included 6,613 feet of diamond drilling in 6 holes ranging in depths from 558 to 1538 feet, at an aggregate cost of $200,560 details of which are as follows:

Diamond drilling	$121,960
Assays	10,769
Engineering	19,950
Casual labour	5,981
Meals, accommodations and travel	3,906
Project expenses and supplies	8,048
Project Manager and consulting expenses	25,195
Staking costs	4,781
Grant Recovery	(34,438)

The results of the exploration program represent a significant departure from the shallow surface pits where the copper-gold ore was mined by the previous operator in the early nineteen nineties. The exploration drill program has outlined copper-gold mineralization with an interpreted vertical depth of 300 meters below surface and with an apparent thickness of 400 metres which is consistent with the zone mined in the two open pits. Three of the five drill holes were drilled over a strike length of approximately 400 metres. Two drill holes completed to the northwest of the Ajax East and West pits did not intersect the mineralized zone as the holes were collared too far in the foot wall of the zone.

The Ajax East and West pits have been described as porphyry deposits in geological publications. The Company is encouraged by the size and depth of the system and intends to continue to explore for a higher grade core.

Significant assay results for three drill holes intersecting the mineral zone over a length of 400 metres and to a depth of 300 metres below surface are as follows:

ASSAY INTERSECTIONS FOR AX-01 @ -55°/121°
Core Length (m)	Depth (m)	Copper (%)	Gold (g/t)
51	75-126	0.232	0.145

121	156-277	0.240	0.169

63	307-370	0.362	0.165

31.2	421-452.2	0.249	0.126

ASSAY INTERSECTIONS FOR AX-02 @ -52°/120°
Core Length (m)	Depth (m)	Copper (%)	Gold (g/t)
194	26-220	0.223	0.141

123	277-400	0.221	0.082

ASSAY INTERSECTION FOR AX-04 @ -55°/120°
Core Length (m)	Depth (m)	Copper (%)	Gold (g/t)
278	27-305	0.233	0.159

● Sampling
The Company and its exploration personnel implemented a Quality Assurance Program as part of a formal Exploration Practices Policy under the supervision of the Company’s Vice President of Exploration and Development, Michael W. Hibbitts, P. Geo., a Qualified Person as defined by National Instrument 43-101.

Samples for assay were transported (by Eco-Tech employees) to Eco-Tech Laboratory Ltd. of Kamloops, B.C. for analysis for copper, gold, silver and palladium. Copper is analyzed by Aqua Regia digestions and A.A. finish. Gold is analyzed with conventional fire assay with an A.A. finish.

● Geology and Mineralization
The Python claims group lies on the Iron Mask pluton, the same geologic structure as the Afton Copper-Gold Property and within 1 km of the two Ajax open pits from which Afton Mines Ltd.
mined 20 million tonnes of copper/gold ore. Limited drilling has shown that sub-economic copper and gold values occur as chalcopyrite, native copper and, possibly, very fine grained bornite.

● Reserves
The property contains no known ore body or mineral reserves.

● Material Plans for Proposed Exploration
The Company plans to carry out further geological exploration on the property in 2005. The Company has been compiling a data base on the Ajax-Python Property and from this information will develop a suitable diamond drilling program. At this time the Company does not intend to allow any key claims to lapse.

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
● Details of Acquisition This claim was purchased outright at arm’s length from John Ball for $15,000 on October 20, 1997, free and clear of any encumbrance or royalty.
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

HUDSON BAY
N
JAMES BAY
FORT ALBANY
EASTMAN
MOOSONEE
ONTARIO
QUEBEC
CHIBOUGAMAU
GERALTON
HEARST
QUEVILLON
THUNDER BAY
AMOS
SEMMETERRE
ROUYN
NORANDA
VALDOR
WAWA
PROPERTY LOCATION
LAKE SUPERIOR
SAULT STE. MARIE
SUDBURY
NORTH BAY
MONTREAL
OTTAWA
LK. MICHIGAN
LK. HURON
LK. ONTARIO

DRC RESOURCES CORPORATION		
Property: LIPSETT LAKE PROPERTY, TIMMINS TOWNSHIP		
LOCATION MAP		
Date: Nov. 1998	Scale: 1" = 125 Miles	Fig. #1

Item 5.	Operating and Financial Review and Prospects
A.	Operating results.

The following discussion of DRC Resources’ operations and financial condition describes financial data prepared using Canadian GAAP. The differences between US GAAP and Canadian GAAP are described in Note 15 to the accompanying audited financial statements.
Significant accounting policies applied in preparing DRC Resources’ financial statements are set out in Note 2 to the accompanying audited financial statements.
Other Income and Expenses did not include product sales Operations consisted wholly of exploration, primarily in the form of mineral exploration on the Afton Project carried out by DRC Resources since commencement of the periods reported on in this report. To December 31, 2004 a total of $7,404,850 has been expended on the project to conduct an exploration program including 174,943 feet of diamond drilling in 109 holes ranging in depth from 87 to 3,260 feet and start up on a 1.8 km underground decline of which 146 metres have been completed, at an aggregate cost of $7,404,850. These expenditures represent over 100% of the costs budgeted for Stage 1 of the Exploration Program ($4.7 million) and included an additional approximately 90,000 feet of diamond drilling. Also included in the aggregate cost was the start-up and advance of 146 meters on the underground decline. The estimated costs for Stage 2 to take the Afton Copper-Gold Project to feasibility study and through permitting over a period of 18 months from start-up to completion as projected by Behre Dolbear in their October, 2003 report will be approximately $17,748,000 of which $2,159,224. was expended to December 31, 2004.
The work completed in year 2000 established an Indicated Mineral Resource of 25 million tons grading an average 3% copper equivalent. Year 2001 exploration increased the Indicated Mineral Resource of the Afton Project by more than 50% to 37.7 million tons grading an average 2.32% copper equivalent. Drilling during and subsequent to the first quarter of 2002, encountered an intersection west of the mineral zone envelope boundary used in the 2000-2001 indicated mineral resource estimate of 37.7 million tons of 2.32% copper equivalent, indicating a possible widening of the mineralized zone. Year 2003 expenditures for infill drilling and an advanced scoping study that included an economic evaluation by Behre Dolbear & Company Ltd. brought total expenditures on the Afton Copper-Gold Project to an estimated aggregate of $4.7 million that resulted in establishing the mineral resources described under Item 4.D on pages 26-28 of this registration statement.
Some economies achieved by DRC Resources in the conduct of its exploration program were in part attributable to a persistent downturn in British Columbia’s mineral exploration sector that resulted in diamond drilling units and other exploration facilities being available at favourable rates.
For purposes of illustrating management explanation and discussion of the Company’s financial condition and results of operations, please refer to the following table of selected financial information that appears in more detail in the financial statements that accompany this application.

Year ended December 31	2004	2003	2002
Other Income & Expenses	565,017	107,910	113,823
General and Administrative Expenses	1,767,822	523,612	482,374
Write-down of mineral property interests	-	1	5,999
Net Income (Loss)	-202,805	-415,702	-368,551
Working Capital	24,166.55	24,675,849	4,001,927
Properties
- Acquisition Costs	590,467	530,467	581,335
- Deferred Exploration Expenses	5,343,465	2,956,829	1,822,859
Other Assets (automobile and equipment) - net book value	508,138	28,999	41,535
Deferred Income Taxes	922,675	875,935	113,676
Shareholders’ equity ($)	29,655,721	27,427,076	6,333,889
Number of Common Shares Outstanding (1)	13,941,766	12,901,766	9,131,766

Financial Condition and Changes
Introduction  In evaluating the Company’s financial condition and performance, management looks at DRC’s relative position in the context of reporting mineral exploration companies in Canada. In that context, management sees the Company as emerging from junior to advanced exploration stage, in which its decision making capabilities will undergo more rigorous testing as DRC moves toward the development and production stages on its advanced Afton Copper-Gold Project. How effectively the Company meets the new issues and challenges will depend upon some planned staff additions and the management of priorities in conduct of the Afton Copper-Gold Project. Management perceives the advancement of DRC’s status as due to selection of highly qualified technical advisors, on-site attention of management to conduct of exploration work, understanding of what constitutes a successful exploration attempt and careful cash management. All of those qualities must continue and be improved to meet the challenges of higher cost activities (underground vs surface exploration). While a generally improved economic climate in the mining industry has greatly assisted in the money raising area, the main risks to achievement of objectives will be increased competition for both expert personnel and contract labour is expected to result in a general increase in costs and, possibly, delay in getting jobs done. Hence, staffing and cost management are expected to be the main challenges to company stewardship in the near term.
Other Income and Expenses Over the years 2004, 2003 and 2002 other income consisted primarily of interest on working capital augmented by a small oil and gas royalty. The increase in year 2004 other income was due to a full year’s interest being earned and reported on working capital raised by the $24.1 million private placement in year 2003. The reduction in interest income reported for 2003 & 2002 was due in part to the application of working capital to expenditures in exploration and partly to progressively lower interest rates being earned on remaining working capital. Working capital is maintained in low risk term deposits. Year 2002 foreign exchange losses of $4,159 and oil and gas revenues of $1,743 added to year 2002 interest earnings of $116,676 resulted in income of $114,260 for the year. A foreign exchange loss of $74,929 in year 2003 (due to a rise in value of the Canadian dollar) and oil and gas income of $1,713 and interest earnings of $181,698 resulted in income of $108,482 in year 2003. Year 2004 income of $565,017 was the result of foreign exchange losses of $36,689, the sale of and investment property for $32,801, oil & gas income of $1,211 and interest earnings of $528,893.
An increase in loss. A $ 47,151 increase in loss before taxes for the year 2003 over the year 2002 was the primarily due to (1) the payment of $30, 945 in provincial corporate capital taxes incurred in the past 5 years (this tax was cancelled by the provincial government in year 2002); (2) an increase of $32,514 in management and consulting fees due to increased regulatory activities; (3) a $51,363 increase in professional fees due to increased activity on the Afton Project; (4) a decrease of $52,000 in sponsorship fees; and (5) the $35,203 decrease in travel and promotion. A $787,103 increase in loss before income taxes for the year 2004 over the year 2003 was due primarily to four factors: (1) a $868,190 stock based compensation amount included as an expense which is required by new Canadian accounting standards; (2) a $152,693 increase in consulting and management fees coupled with a $48,504 increase in office, secretarial, supplies and support staff due to increased activity on the Afton Project and the American Stock Exchange Listing; (3) a $17,217 increase in regulatory fees and a $22,794 increase in insurance costs in connection with the Company’s listing on the American Stock Exchange; and (4) a $111,753 increase in travel and promotion costs.

In the next 18 months a disproportionately higher cost is expected due to the increased advancement of the underground exploration program. Senior personnel costs for the calendar year 2005 are expected to increase $500,000 over year 2004 and further technical staff hiring will be required to complete the feasibility study on the Afton Project. The Company has engaged exploration professionals to oversee the underground exploration for the feasibility study and, assuming that the feasibility proves positive, anticipates adding an engineering executive to manage mine development as well as a first line mining superintendent to direct the mining contractors planned to be engaged to carry out the work.
The initial estimate of $17,748,000 for these costs for an 18 month period from start-up of the underground decline through feasibility was included in the scoping study by the Company’s principal project consultant, Behre Dolbear & Company Ltd., to cover all required consulting professionals and the internal administrative, planning and supervisory group costs. To December 31, 2004 approximately $2.2 million of the estimated $17,748,000 has been expended on the underground program since start-up.
Administrative costs increased from an average $38,991 per month in year 2002 to $42,637 per month in 2003 to $71,633 per month in year 2004 due primarily to increasing demands for professional services, regulatory and financing costs related to increasing exploration and analytical activity on DRC Resources’ Afton Project and the search for financing and development partners for that project as its development prospect matured.
Property acquisition costs increased by $60,000 for each of the years 2003 and 2004 by the deemed value of 200,000 Common Shares issued in each of those years at a deemed $0.30 per share in partial exercise of the option to acquire the Afton Project property. Ordinarily, the deemed value of shares issued for property would be the market price on the date of issue; however, because the acquisition agreement in September 1999 stated that shares would be issued at a deemed value of $0.30 per share (the actual market price at the time) over a six year period, that value has been used with respect to each annual payment of shares since that year. The Alberta Property acquired for $6,000 in 2000 was written down in the year ended 2002.
Deferred exploration costs The balance of deferred exploration costs as at December 31st, 2002, 2003 and 2004 was, respectively, $1,822,859, $2,956,829, and $5,343,465. In year 2004 exploration costs were $649,847 higher than in 2003. The Company’s exploration grant recoveries were only $40,311 in 2004 compared to $412,375 in 2003. In 2003 a retroactive $4,388 deduction was made from the 2002 grant recover of $96,335 to reflect the actual monies received. The indicated $608,692 reduction for year 2003, the $376,207 reduction for year 2002 and the $379,200 reduction for year 2001 in deferred exploration costs due to ‘tax effect of flow through shares’ does not represent a cost recovery, though it reduces cost for DRC Resources’ tax purposes. Those amounts, which were qualifying exploration expenditures under Canadian income tax law, were renounced in favour of the subscribers to issues of flow-through shares of the Company.
Exploration costs for 2004 were $2,426,947.compared to $1,742,551 in 2003 and $1,158,752 in 2002. The work done in the fiscal years 2004, 2003 and 2002 were diamond drilling, engineering studies and property evaluations for the planning of the respective diamond drill and underground programs. The work in 2004 included the start-up of an underground exploration decline, which advanced 146 meters from the face by year end. The work in 2003 included data preparation, infill and exploration diamond drilling for the economic evaluation and related studies commissioned in 2003. To December 31, 2004 the Company had carried out an exploration program, including 174,943 feet of diamond drilling in 109 holes ranging in depth from 87 to 3,260 feet and commenced work on the 1.8 km underground decline of which 146 metres have been completed.

Inflation did not affect DRC Resources’ operating results, which actually benefited from lower costs due to a sectoral downturn that did not reverse until late 2004, when the Company contracted for its major project expenditures. Accelerating steel costs and competition for personnel in the upturned mining economy are expected to result in considerable inflation in the future. .
Foreign currency fluctuations had a very limited negative effect on DRC Resources other income and expenses. The impact of a rising Canadian dollar (or devaluing US dollar) could have significant effect on concentrate product sales in the future, since all such sales are conducted in US currency, while costs are incurred in Canadian dollars. Recent increases in the US prime rate have stabilized the trend in exchange rates.
B.	Liquidity and capital resources
Working Capital at Year-end DRC Resources had net working capital of $24,166,554, $24,700,000, and $4,000,000 and  substantially no debt at December 31st in, respectively, the years 2004, 2003, and 2002. Equity financings of $4,904,120 in 2000, $1,935,515 in 2002 and $24,150,000 in 2003 and the exercise of stock options in 2004 were the principal sources of working capital. Working capital at the date of this report is approximately $22 million.
Except for a brief period in 1999, the Company has been in the business of acquiring and exploring mineral properties. As such, it has had no operations revenue and has depended on sale of shares to provide capital to carry out its activities.
During 2004 interest income, a small oil and gas royalty and foreign exchange gains provided for approximately 65.86% of the Company’s administrative costs. In 2003 and 2002 interest, royalty income and a foreign exchange gains provided for, respectively, approximately 20.70%,and 23.66% of the Company’s administrative costs.
In 2002 a $2.1 million private placement of flow-through shares was added to general working capital. In November 2003, DRC Resources arranged a private placement of $24 million to provide its base requirement of equity financing through issue of 3.45 million shares of the Company at $7.00 per share. In 2004 $2,550,000 was added to working capital by the exercise of options which assisted with the growing expenses due to the advancement of the Afton Project.
Interest income on its working capital combined with a prior favourable exploration cost experience on the Afton Copper-Gold Project to leave DRC Resources with working capital adequate to meet its administrative costs and property maintenance programs through the year 2005. Other than relatively nominal property maintenance costs on projects other than the Afton Copper-Gold Project, the Company’s only commitment for material expenditures is to complete the feasibility study of the Afton Project at an estimated cost of $17,748,000. DRC Resources’ working capital is sufficient to meet all its present requirements as an exploration company. In order to be in a position to move to the development stage of its Afton Copper-Gold Project, DRC Resources realized that it would be expected to raise as much as 10% of the expected capital requirement of about $140 million, in order to attract an institutional lender or mine financing partner, such as a smelter, to the project.

C.	Research and development, patents and licences, etc. (Not applicable)
D.	Trend information (Not applicable)

Item 6.	Directors, Senior Management and Employees
A.	Directors and senior management

John Harvey Kruzick, 60, a director since February 26, 1980, President and CEO of DRC Resources since incorporation, and Chairman of the Board since October 2004, with the appointment of Mr. Bradbrook as President and CEO, has been self-employed in mineral exploration since graduating with a B.Sc. in geology from the University of British Columbia in 1969. Mr. Kruzick has supervised exploration programs throughout North America for over 30 years. He was a director and President of Planet Ventures Inc. (formerly known as Footwall Explorations Inc.) from April 1998 to June 1999, when he resigned as president but remained a director until his resignation from all positions with that company in March 2000.
Christopher John Bradbrook, 46, a director and President and Chief Executive Officer of the Company since October 12, 2004, has more than 25 years experience in the mining industry, in which his principal roles have encompassed many aspects of the industry, including exploration, mine development, corporate development work, financial analysis, investor relations and marketing. Most recently he was Vice President of Corporate Development for Goldcorp Inc.
Sharon Lynne Ross, 57, a director since May 12, 1981, Corporate Secretary and of DRC Resources, is a self-employed corporate administrator employed by Allshare Holdings Ltd., a non-reporting (private) British Columbia company in which she holds a 50% interest that manages the day-to-day administration of DRC Resources.
Charles Robert Edington, 64, a director of DRC Resources since July 13, 1992, is an engineer who is currently the Director of Trades and Production at Deas Pacific Marine Inc., prior to which he was employed as a ship manager by FENCO MacLaren Inc. (an SNC Lavalin company) since 1997, and project director of Ship Repair Unit Pacific, a Canadian federal governmental ship repair unit in Victoria, B.C.
Mike Muzylowski, 70, an independent director of DRC Resources since September 12, 2000 has since 1995 been the President and Chief Executive Officer of Callinan Mines Limited, a reporting company listed on the TSXV, which retains an interest in the Callinan Mine, a poly-metallic underground operation producing 550,000 to 600,000 tons per year. He holds a B.Sc. in geology from the University of Manitoba. Mr. Muzylowski was named developer of the year for Canada in 1988 in recognition for Hycroft and Trout Lake Mines. Mr. Muzylowski’s experience includes 35 years in managing exploration programs for Hudson Bay Exploration and Development Company Limited, Granges Exploration Aktiebilog, Granges Exploration Ltd., Granges Inc. and Hycroft Resources Ltd., where as Chairman and CEO he headed up that Company’s Winnemucca, Nevada gold mine development project in 1986. During the preceding 5 years, he has been a director, officer and/or promoter of 14 other reporting issuers. He presently holds positions in the following publicly listed companies: director of Napier International Technologies Ltd. (TSE/Frankfurt) since October 1989; director of Williams Creek Exploration Limited, a natural resource company (TSXV) since July 1987; director of KRL Resources Corp. , a natural resource company (TSXV) since May 1990; Chairman and director from November 1989 to December 1991 and Co-chairman and director from November 1989 to December 1991; director of Diamondex Resources Ltd., a natural resource company (TSXV) since June 1999; director of VanGold Resources Ltd. (formerly Paccom Ventures Inc.) , a natural resource company (TSXV) since June 1994; director since December 1994 and President and CEO since June 1995 of Callinan Mines Limited, a natural resource company (TSXV); director of Cypress Minerals Corp. (TSXV) since January 1997; and since February, 2003 a director of Austin Development Corp., a natural resource company (TSXV). During the past 5 years he has held positions in the following public companies: director of Winspear Resources Ltd. (TSXV) from January 1993 to August 2000; director and Chairman of Tan Range Exploration Corporation (TSXV) from September 1991 to May 1999; director of United America Enterprises Ltd. (TSXV) from November 1996 to July 17, 2001; director of Westfort Energy Ltd. (TSE) from July 1998 to March 2003; director of Firestone Venture Inc. (TSV) August, 1990 to Jan, 2001; and director of Thunderbird Properties Ltd. (TSXV) from February 1998 to February 1999.

Thomas O’Toole Taylor, 42, an independent director since February 1, 2002, is a commercial pilot with Cathay Pacific Airways and Air China since the summer of 2004, prior to which he was a pilot for five years with Air Canada. Mr. Taylor has been a director of DRC Resources since February 1, 2002 and served on the board of directors of Winzen International Inc. (TSXV) from November, 1992 to July, 2000.
Craig D. Thomas, 52, an independent director of DRC Resources since November 19, 2002, who obtained his undergraduate degree in 1975 from Harvard College and a law degree in 1978 from the University of Alberta, has practiced law in British Columbia since 1979. He is now a principal of the law firm of Thomas Rondeau specializing the practice of corporate and securities law matters, including structuring and implementation of corporate financing transactions, public and private securities offerings, mergers and acquisitions, registration, reporting and compliance matters. He has served as an officer and/or director of the following reporting corporations: director of Phoenix Leisure Corporation (TSXV) from July 2, 1996 to February 12, 2003; director of Golden Raven Resources Ltd., a natural resource company (TSXV) since January 24, 2002; director from September 12, 1996 to the present of Intercontinental Mining Corporation, a natural resource company (TSXV), which he served as president from December 28, 1996 to July 29, 1998; secretary from December 20, 1996 to December 5, 2000 of Rystar Communications Ltd. (TSXV) on which he served as a director from March 17, 1997 to December 5, 2000 and from November 5, 2002 to the present; director of Anglo-Andean Explorations Inc., a natural resource company (TSXV) from February 26, 1993 to the present; secretary of Terramin Mining Inc., a natural resource company, from July 16, 1993 and director from October 11, 1998 to the present; director from March 6, 2000 to October 13, 2001 of AimGlobal Technologies Company Inc. (TSX, AMEX), which he also served as secretary from August 10, 2001 to October 3, 2001; director of Leitak Enterprises Ltd. (TSXV) from April 9, 1998 to October 15, 1999; director of First Smart Sensor Corp. (COATS) from February 26, 1998 to November 9, 1999; director of CSCC Casino Software Corporation (OTC) form April 10, 1997 to August 27, 1998; director of Greenwood Environmental Ltd. (TSXV) from October 25, 1993 to June 24, 1999; director from November 24, 1993 to May 15, 1998 of RW Packaging Ltd. (TSXV), which he also served as secretary from March 30, 1988 to October 9, 1991; director of L.E.H. Ventures Ltd., (VSE) from January 16, 1997 to March 11, 1998; director of Blue Ribbon Resources Ltd. (VSE) from June 4, 1991 to January 6, 1997; director of Crown Butte Resources Ltd. (VSE, TSE) from February 27, 1987 to August 9, 1996; director and secretary of Darius Technology Ltd. (VSE) from December 8, 1992 to December 22, 1995; director of Plexus Resources Corporation (TSE, NASDAQ) from November 23, 1981 to January 27, 1990.
Clifford J. Davis, 61, an independent director of DRC Resources since March 10, 2005. Mr. Davis has more than 40 years of international experience in the operation and development of both underground and open pit gold and base metal mines. His career has given him extremely valuable exposure to bulk mining operations in locations throughout North America, Europe and Africa. Mr. Davis is a graduate in mining engineering from the Royal School of Mines in London, England. Mr. Davis has held numerous senior executive positions at levels up to and including President, Chief Executive Officer, and Chief Operations Officer with a variety of large multinational mining companies and smaller development companies. He presently holds directorships with Rio Narcea Gold Mines and Tiberon Mineral and formerly held positions with RTZ & Kennecott from 1979 to 1993 as Mine Superintendent to General Manager, Echo Bay Mines Ltd., from 1993-1996 as Vice President of Alaskan Projects, TVX Gold Inc. from 1996-2001as Senior VP of Operations to President and COO, and Gabriel Resources from 2001-2003 as CEO.

R. Gregory Laing, 46, an independent director of DRC Resources since March 18th, 2005. Mr Laing is currently Vice President , Legal of Goldcorp Inc. Prior to joining Goldcorp in 2003, he served as General Counsel of TVX Gold Inc from 1995 before which he worked as corporate securities lawyer for two Toronto law firms.
Ian M. Beardmore, 65, Chief Financial Officer of DRC Resources since October 28, 2002 is a chartered accountant who began studies in 1967 with the firm of Young, Peers, Milner (now Deloitte, Haskins & Sells), in 1973 began working in industry for a number of firms including Fallis Turf & Co. (assistant to the president 1974 to 1975), Western Panelex, Inc. (president 1974 to 1976), consultant to Laventhol & Horvath, chartered accountants (managed International Plaza Hotel during 1977), owner of Canvas Company restaurant and art gallery (1977 to 1978), controller of Plantation Indoor Plants Ltd. (1978 to 1983) and, from 1985 to the present, associated with the firm of Moen and Company (and its predecessors, Moen and Jorgensen and Jorgensen Beauchamp), chartered accountants, where he handled personal and corporate taxation and audits of reporting companies accounts in the securities area.
Michael W.P. Hibbitts, 52, Vice President Exploration and Development since March 22, 2004 is a Professional Geologist who obtained his geology degree from Dalhousie University. Mr. Hibbitts has worked continuously in the field of exploration and development since 1976, his experience including six years with Northgate Exploration Ltd. from 1997 -2003 where he acted as chief geologist instrumental in the development of British Columbia's Kemess Mine from the initial stages to production at 53,000 tonnes per day. He also worked for Royal Oak Mines Inc. for 9 years as Chief Geologist for the Newfoundland division, from April 1992- August 1997, where he was responsible for the geological function of the Hope Brook Mine and as Senior Geologist at the Giant Yellowknife Mines in Timmins, Ontario, between December 1988 to April 1992 He gained extensive surface and underground mining experience through other key positions with major mining companies, including Noranda Mines from 1981-1987, and Sherritt Gordon Mines from 1979 to 1981 where he supervised feasibility studies and developed mines for production. He is the co-recipient of the 2002 E.A. Scholz Award for Excellence in Mine Development, presented by BC and Yukon Chamber of Mines, for his work on the Kemess Mine Project.
There are no arrangements or understandings with any major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of DRC Resources’ board of directors or senior management.
B.	Compensation
The following is a description of all compensation and benefits paid or granted in kind to DRC Resources’ directors and members of its administrative, supervisory and management bodies during the fiscal year ended December 31, 2004 for services in all capacities to the Company.
For purposes of reporting compensation and benefits under governing Canadian securities legislation and policy and stock exchange rules, the following terms are used:

“SAR” is an acronym for “Stock Appreciation Right”, which means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities;
“LTIP” is an acronym for “Long-term Incentive Plan”, which means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the issuer or an affiliate of the issuer, the price for the issuer’s securities, of any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.
The amount of compensation paid to DRC Resources’ directors and members of its administrative, supervisory or management bodies for the last full financial year 2004 is set out below:

Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation			All other Compen- sation
					Awards		Payouts
		Salary $	Bonus $	Other $	Securities Under Options or SARs Granted	Restricted Shares or Restricted Units ($)	LTIP Payouts ($)
John H. Kruzick, Chairman	2004	-	-	153,000[1]	-	-	-	1,000[3]
Sharon L. Ross, Corporate Secretary	2004	-	-	64,446[1]	-	-	-	1,000[3]
Chris J. Bradbrook, President & CEO	2004			46,460[2]	600,000			1,000[3]
Note 1:	Paid during the fiscal year for business management and administrative services billed by private consulting companies controlled by John H. Kruzick and Sharon L. Ross.
Note 2:	Paid during the fiscal year (Oct 12-Dec 31, 2004) for contract services related to the position of President and CEO.
Note 3:	Director’s fees
The Company does not have an LTIP for its executive officers.
No SARs were granted to ending December 31, 2004:
A total of 750,000 options were granted during the last completed financial year. At the date of this statement there were outstanding options in respect of a total of 800,000 unissued Common Shares, of which 750,000 were held by directors and members of the Company’s administrative, supervisory or management bodies.
The Company does not have any amount set aside or accrued to provide pension, retirement or similar benefits.

C.	Board practices
1.	Term of Office
Under DRC Resources’ Articles the office of director expires at each annual meeting of shareholders. A director holds office as such until the next annual meeting of shareholders when he/she may stand for re-election. The Board of Directors as a group determines in advance of each annual meeting of shareholders who will be put forward for re-election. See item 6.A for the period during which each director has served in that capacity.
Under the Company Act (British Columbia) annual meetings of shareholders are required to be held in every calendar year and not longer than 15 months after the last annual meeting of shareholders.
2.	Service Contracts
The Company has concluded service contracts with four persons who are directors and/or members of administrative, supervisory or management bodies.
The Service Agreements approved by the Board of Directors on April 23, 2003 were amended on January 1, 2005 to provide for the employment of John H. Kruzick as Chairman (former President) and Sharon L. Ross as Corporate Secretary. To ensure the continued good management of the Company, it was deemed fair and necessary to extend to them as essential employees service agreements that provide for the following:
▪ An annual review of compensation
▪ Entitlement to receive directors’ fees
▪ Eligibility to receive Extended Benefits Package
▪ Continuation of salary and benefits during illness for up to 6 months
▪ Eligibility for grant of stock options
▪ Annual vacation entitlement of 20 working days
▪ Re-imbursement for out-of-pocket expenses; and
▪ in the event of termination by the Company:
(i)
without cause prior to the expiration of this Agreement, Kruzick and/or Ross shall be paid a lump sum severance payment in lieu of any other compensation or benefits otherwise payable thereafter under this Agreement; such payment to include any accrued but unpaid service fees and a lump sum payment equal to one month of base retainer fees for each year those persons held their respective position (based on the average monthly fee paid for the previous year);

(ii)
by DRC Resources with cause, other than moral turpitude or dishonesty on Kruzick’s and/or Ross’ part, prior to the expiration of this Agreement, Kruzick and/or Ross shall be paid a lump sum severance payment equal to one month of base retainer fees for each year such person held their respective position (based on the average monthly fees paid for the previous year), together with any accrued but unpaid expenses;

(iv) upon Kruzick and/or Ross retiring from all positions with the Company prior to the expiration of this Agreement, Kruzick and/or Ross shall be paid a lump sum severance payment equal to one month’s base salary for each year such person has held their respective position (based on the average monthly salary during the previous year), paid as to 50% at time of retirement and 50% on the first (1st) day of January in the year following retirement.

In March, 2004 the Company engaged the services of Mr. Michael W. Hibbitts as Vice President of Exploration and Development. Mr. Hibbitts’ contract dated March 22, 2004 and approved by the board of directors was amended on January 1, 2005 to reflect the following compensation arrangement:

▪ Compensation for services reviewed annually
▪ Eligibility to be granted stock options
▪ Re-imbursement for out-of-pocket expenses
▪ Eligibility to receive Extended Benefits Package

In October, 2004 the Company engaged the services of Mr. Christopher J. Bradbrook to fill the position of President and CEO, replacing Mr. Kruzick who moved to the position of Chairman. Mr. Bradbrook’s agreement for services contains the following provisions:
▪ Compensation for services to be reviewed June, 2005 and thereafter annually
▪ Eligibility to be granted stock options
▪ Re-imbursement for out-of-pocket expenses
▪ Eligibility to receive Extended Benefits Package
▪ Eligibility to receive an annual performance bonus
▪ Annual Vacation entitlement of 20 working days
▪ In the event Mr. Bradbrook’s position is terminated without cause by DRC Resources or in the event of a change in control by merger or purchase of the Company, Mr. Bradbrook will be entitled to receive a severance payment equal to three times his annual compensation.

The Board deemed the additional incentive benefits fair and reasonable, since the Company is moving toward determining the mining potential of its main mineral project and is at a critical stage in its financing and development arrangements, which will demand considerably more effort on the basis of full time attendance to the Company’s affairs. The Board made a competitive rates study, but noted that, in recent years despite a poor equities market, under the Chairman’s management the Company was able to advance its mineral exploration project and to raise significant financing required to stabilize and maintain market price. The Board determined the appropriateness of the benefit package added to the Chairman, President/CEO, Vice President of Exploration & Development and Corporate Secretary’s cash compensation on the basis of their experience in and contribution to the advancement of the business of the Company.

2.	Audit Committee and Remuneration Committee
The Company does not have a remuneration committee.
The Audit Committee consists of three independent directors: Mike Muzylowski, Craig Thomas and Thomas Taylor. The terms of reference of the audit committee include the following:
Primary Function: to assist the Board in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls that management and the Board have established, and the Company’s audit process.
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
Accountable: to the Board.

Responsibilities: to determine whether the Company’s financial statements are complete, accurate, are in accordance with generally accepted accounting principles and fairly present the financial position and risks of the organization by querying management and the outside auditor; to resolve disagreements between management and the outside auditor; to assure compliance with laws and regulations and the Company’s own policies; and to provide the Board with such reports and recommendations with respect to the financial statements of the Company as it deems advisable.
Duties: meet at least four times per year or more frequently as circumstances require; annually review and reassess the adequacy of this policy; perform such functions as may be assigned by law and the Company’s constating documents, or by the Board; recommend to the Board of Directors the outside auditor to be nominated and review the performance of the auditor; confer with the outside auditor and receive written confirmation at least once per year as to the outside auditor’s view of the Company’s internal processes and quality control and disclosure of any investigations or government inquiries, reviews or investigations of the outside auditor; take reasonable steps to confirm the independence of the outside auditor; in consultation with the outside auditor consider the audit scope and plan of the outside auditor; review with the outside auditor the matters required to be discussed by generally accepted auditing practices; at the completion of the annual examination review and discuss same with management; consider and discuss with the outside auditor any significant changes required in the outside auditor’s audit plan; review any problems the outside auditor has in obtaining required information; review and discuss with management and the outside auditor at the completion of any review engagement or other examination, the Company’s quarterly financial statements as well as the annual reports, the quarterly reports, the management discussion and analysis, Annual Information Form, prospectus and other disclosures and, if thought advisable, recommend the acceptance of such documents to the Board for approval; review and discuss with management any guidance being provided to shareholders on the expected future results and financial performance of the company and provide their recommendations on such documents to the Board; inquire of management and the outside auditor about the systems of internal controls that management and the Board of Directors have established and the effectiveness of those systems. In addition inquire of management and the outside auditor about significant financial risks or exposures and the steps management has taken to minimize such risks to the Company; inquire of the auditors the quality and acceptability of the Company’s accounting principles, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates; and meet with the outside auditor and management in separate executive sessions, as necessary or appropriate, to discuss any matters that the Committee or any of these groups believe should be discussed privately with the Audit Committee.
D.	Employees
At fiscal year end 2004 the Company had 8 contract employees working in a full-time, part-time capacity to attend to the administrative, managerial and technical work (all of which worked 7-9 hour per day on a 4 or 5 day work week as required). The Company engages consultants or service firms to attend to requirements on a fee-for-services basis.
The Company anticipates that will change if and when mine development program or mining operations begins.
No labour union is certified to represent workers at any site of the Company, nor to bargain with the Company for any employee(s).
E.	Share Ownership

The following sets forth the share ownership and options held by DRC Resources’ directors and members of its administrative, supervisory and management bodies as at the date of this report. Percentages are based on there being 13,941,766 Common Shares outstanding at the date of this report. All shares are of the same class with the same voting rights.

Name and Position with the Company	Common Share Holdings		Options to Purchase Common Shares
	Number of Shares Held	Percentage of all Issued Shares	Number of Shares Under Options Held	Exercise Price Per Share	Expiry Date of Options
Christopher J. Bradbrook, Director, President and CEO	23,800	0.17%	600.000	$4.60	12-Oct,-09
John Harvey Kruzick, Chairman of the Board	2,740,057	19.65%	Nil	N/A	N/A
Sharon Lynne Ross, Director, Corporate Secretary	50,100	0.36%	50,000	$7.00	22-Mar-10
Charles Robert Edington, Director	115,000	0.82%	25,000	$7.00	22-Mar-10
Mike Muzylowski, Director	88,000	0.63%	50,000	$7.00	22-Mar-10
Thomas O’Toole Taylor, Director	31,500	0.23%	Nil	N/A	N/A
Craig Dalton Thomas, Director	12,300	0.09%	Nil	N/A	N/A
Clifford J. Davis	Nil	0.00%	50,000	$6.81	10-Mar-10
R. Gregory Laing	Nil	0.00%	50,000	$7.00	22-Mar-10
Julia Young, Corporate Financial Strategist	25,000	0.18%	Nil	N/A	N/A
Michael Hibbitts VP Exploration & Development	NIl	0.00%	100,000	$6.50	13-Apr.-09
Ian Mackenzie Beardmore, Chief Financial Officer	25,000	0.18%	Nil	N/A	N/A
Michael W.J. Hibbitts, Vice President Exploration and Development	Nil	Nil	100,000	$6.50	13-Apr.-06

Stock Option Plan
In accordance with Toronto Stock Exchange (TSX) (“Exchange”) policies, the Company has adopted by resolution of the shareholders at the 2003 annual shareholders’ meeting, the DRC Resources Corporation Stock Option Plan (the “Plan”). The Plan complies with the requirements of Exchange Policy set out prior to January 1, 2005 in Sections 627 - 637.3 of the TSX Company Manual. Under the Plan, 1,000,000 common shares of the Company are reserved for issuance on the exercise of stock options. The number of common shares of the Company reserved for issuance under the Plan and under previously issued and unexercised options total 750,000 common shares, equal to 5.38% of the Company’s issued and outstanding common shares as at December 31, 2004.
Principal Terms of Stock Option Plan
The Plan provides that stock options may be granted to directors, senior officers, employees, consultants and service providers of the Company (and any subsidiary of the Company) and management company employees. For the purpose of the Plan, “service provider” means an employee or insider of a listed company and any other person or company engaged to provide ongoing management or consulting services for the listed company and “insider” means a person so defined in the Ontario Securities Act and associate of any person who is an insider, both as provided in TSX Company Policy Manual, Section 627. Under the Ontario Securities Act “insider” means (a) every director or senior officer of a reporting issuer, (b) every director or senior officer of a company that is itself an insider or subsidiary of a reporting issuer, (c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 per cent of the voting rights attached to all voting securities of the reporting issuer for the time being outstanding other than voting securities held by the person or company as underwriter in the course of a distribution, and (d) a reporting issuer where it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Under the Plan, the Company’s board of directors may, from time to time, designate a director or other senior officer or employee of the Company as administrator of the Plan.
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
It is in the sole discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:
(a)	options are non-assignable and non-transferable, but may be exercised by the personal representative of the option holder in the event of the option holder’s death;
(b)	options may be exercisable for a maximum of five years from the date of grant;
(c)	options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;
(d)
options held by an option holder who is a director, employee, consultant or management company employee must expire on the expiry day or within 365 days after the option holder ceases to be a director, employee, consultant or management company employee for reason of death or disability;

(e)	options held by option holders who are terminated for cause will expire on date of termination; and
(f)
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

The price at which an option holder may purchase a common share upon exercise of a stock option will be as set forth in the option agreement issued in respect of such option and in any event will not be less that the discounted market price of the Company’s common shares as of the date of the grant of the stock option. The market price of the Company’s common shares for a particular date will be the closing trading price of the Company’s common shares on the day immediately preceding the date of grant of the option. Discount market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.
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
The Company is authorized to issue 40,000,000 common shares without par value. At December 31, 2004 the Company had outstanding 13,941,766 There are no disproportionate or weighted voting privileges attaching to any shares of the Company.
1.    To the knowledge of the directors and senior officers of the Company, the only persons who beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company are the following.

Name	Number of Common Shares	Percentage
John H. Kruzick[1]	2,740,051	19.65%
Note 1: 800,000 owned through Westridge Enterprises Ltd., a non-reporting company controlled by Mr. Kruzick.

2.    At March 22, 2005 there were a total of 75 registered shareholders and 431 non-registered shareholders of DRC Resources. Of a total 75 shareholders of record, 47 were Canadian holders of an aggregate 13,045,580 common shares.
3.    To the knowledge of DRC Resources it is not controlled directly or indirectly by another corporation, any foreign government or by any other natural or legal person(s) severally or jointly.
4.    DRC Resources is not aware of any arrangements, the operation of which may at a later date result in a change in control of the Company.
B.	Related Party Transactions
1.    There have been no transactions or loans since the beginning of the last three financial years between the Company and any enterprise that is under common control with the Company, any associate, individual having significant influence over the Company, key management personnel of the Company, directors of the Company or any enterprise controlled by, or in which an individual having significant influence over the Company or any key management person of the Company has a substantial interest and over which such person can exercise significant influence, except five payments of common shares as purchase installments on the agreement to acquire the Afton Project Property. Westridge Enterprises Ltd., a non-reporting company controlled by the President and CEO of the Company, Mr. John H. Kruzick, has been paid a total of 900,000 common shares of the Company, as to 500,000 in year 2000 and 100,000 in each of the years 2001, 2002, 2003 and 2004 as part payment of an annual option payment of 200,000 common shares due under that property option agreement described in Item 4.D above.

2.    There have not been, nor are there any transactions proposed which are material to the Company or any related party, except a further annual option payment of 200,000 common shares on the Afton Copper-Gold Project property option, one-half of which (100,000 common shares) was paid to Westridge Enterprises Ltd. on November 7, 2004.
C.	Interests of experts and counsel
To the knowledge of the Company, no expert or counsel engaged by the Company has any shares or other material, direct or indirect, economic interest in the Company.

Item 8.	Financial Information
A.	Consolidated Statements and Other Financial Information
Forming a part of this report are audited comparative financial statements that cover the years 2001, 2002, 2003 and 2004 prepared in accordance with Canadian GAAP.
There are no legal or arbitration proceedings in process, pending or threatened against the Company.
B.	Significant Changes
Apart from the issue of 865,000 common shares pursuant to the exercise of stock options described below, there have been no significant changes since the date of the December 31, 2003 audited financial statements.

Item 9.	The Offer and Listing
A.	Offer and listing details
The Company is a reporting issuer in British Columbia, Alberta, Ontario and the USA, and is a multiple jurisdiction filer with SEDAR and an EDGAR filer. DRC Resources Corporation Common Shares are listed on the Toronto Stock Exchange (the TSX) under the symbol “DRC,” and on the American Stock Exchange (the AMEX) under the symbol “DRJ.”
The following is the price history of the Company’s stock on the Toronto Stock Exchange:

4. (a) for the five most recent full financial years
Last Five Full Fiscal Years	High ($)	Low ($)
January 1 to December 31, 2000	14.40	2.70
January 1 to December 31, 2001	5.00	2.95
January 1 to December 31, 2002	4.80	2.30
January 1 to December 31, 2003	9.50	3.65
January 1 to December 31, 2004	9.25	4.30
4. (b) for each financial quarter of the two most recent full financial years
Year 2004 Fiscal Quarters	High ($)	Low ($)	Year 2003 Fiscal Quarters	High ($)	Low ($)
January 1 to March 31	9.25	5.95	January 1 to March 31	5.78	3.65
April 1 to June 30	6.90	5.00	April 1 to June 30	6.50	4.70
July 1 to September 30	5,72	4.30	July 1 to September 30	7.80	5.50
October 1 to December 31	8.00	4.45	October 1 to December 31	9.50	6.65

4. (c) for each month for the most recent six months
Most Recent Six Months	High ($)	Low ($)
September 2004	8.10	6.65
October 2004	9.50	7.65
November 2004	8.75	7.20
December 2004	9.25	7.90
January 2005	8.30	7.10
February 2005	6.30	5.20

The following is the price history of the Company’s stock on the American Stock Exchange, since its listing on November 10, 2004:
Most Recent Three Months	High (US$)	Low (US$)
November 2004	6.06	4.38
December 2004	6.55	4.90
January 2005	5.35	4.41
February 2005	5.03	4.16

B.	Plan of distribution (Not applicable)
C.	Markets (see Item 9. A above)
D.	Selling shareholders (Not applicable)
E.	Dilution (Not applicable)
F.	Expenses of the issue (Not applicable)

Item 10. Additional Information
A.	Share capital
1.    DRC Resources is authorized to issue 40,000,000 Common Shares without par value. A total of 13,941,766 Common Shares are issued and outstanding at the date of this report. The following share transactions took place in year 2004:

Transaction	Number of Shares

Issued at December 31, 2003	12,876,766
Afton Project property payment	200,000
Exercise of options	865,000
Issued at date of this registration statement	13,941,766

3.
On July 11, 2001 the authorized capital of the Company was changed from 40,000,000 shares divided into 20,000,000 common shares without par value and 10,000,000 Class A preferred shares with a par value of $50.00 each and 10,000,000 Class B preferred shares with a par value of $10.00 each to a single class of 40,000,000 common shares without par value. No preferred shares were ever issued.

The following table sets forth the events history of share capital since January 1, 2000.
Date	Event	Price per Security	Number of Shares Issued (Cancelled)	Consideration received by the Company		Discounts, Special Terms, Installment Payments, etc.
				Cash	Other
8-Feb-00	Options exercised	0.20	30,000	6,000		N/A
2000	Property Option Payment	0.30[1]	1,000,000	-	Property	N/A
13-Apr-00	Options exercised	0.20	33,000	6,600		N/A
13-Apr-00	Warrants exercised	0.25	1,000,000	250,000		N/A
10-Jul-00	Options exercised	0.20	50,000	10,000		N/A
10-Jul-00	Options exercised	0.30	74,000	22,200		N/A
13-Aug-00	Private Placement	4.00	1,350,000	4,904,120
12-Sep-00	Options exercised	0.20	25,000	5,000		N/A
2001	Property Option Payment	0.30[1]	200,000	-	Property	N/A
19-Apr-01	Options exercised	0.20	160,000	32,000		N/A
4-Sep-01	Options exercised	0.30	51,000	15,300		N/A
2002	Property Option Payment	0.30[1]	200,000	-	Property	N/A
24-Jul-02	Private Placement	3.00	700,000	1,932,000		N/A
31-Dec-02	Cancellation of Shares repurchased by the Company	2.88[2]	(252,000)
17-Mar-02	Broker Warrants exercised	3.00	5,000	15,000		N/A
9-May-03	Options exercised	3.00	25,000	75,000		N/A
21-May-03	Broker Warrants exercised	3.00	65,000	195,000		N/A
8-Aug-03	Options exercised	3.00	2,000	6,000		N/A
13-Aug-03	Options exercised	3.00	6,000	18,000		N/A
8-Sept-03	Options exercised	3.00	10,000	30,000		N/A
6-Nov-03	Private Placement	7.00	3,450,000	22,500,241		N/A
7-Nov-03	Property Option Payment	0.30[1]	200,000	-	Property	N/A
27-Nov-03	Options exercised	3.00	7,000	21,000		N/A
16-Jan-04	Option exercised	3.00	150,000	450,000		N/A
29-Jan-04	Option exercised	3.00	145,000	435,000		N/A
19-Feb-04	Option exercised	3.05	10,000	30,500		N/A
7-Apr-04	Option exercised	3.05	30,.000	91,500		N/A
26-July-04	Option exercised	3.05	60,000	183,000		N/A
13-Sept-04	Option exercised	3.00	395,000	1,185,000		N/A
18-Oct-04	Option exercised	3.50	25,000	87,500		N/A
10-Nov-04	Property Option Payment	0.30[1]	200,000	-	Property	N/A
2-Dec-04	Option exercised	3.50	25,000	87,500		N/A
Note 1: Deemed price of shares issued as part exercise of Afton Project property option
Note 2: Average market price paid per share on common shares repurchased by the Company pursuant to an ordinary course purchase approved by the Toronto Stock Exchange.

3.    All share issues must be authorized by an ordinary resolution approved by a majority of the Board of Directors and the acceptance of a filing by the Toronto Stock Exchange in respect of any proposed plan, rights or brokered offering, private placement or underwriting pursuant to which shares are to be issued.

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
2.    A director who, in any way, directly or indirectly, is interested in a proposed contract or transaction with the Company must disclose in writing the nature and extent of the director’s interest at a meeting of directors and abstain from voting on approval of the matter. The Articles of the Company permit an interested director to be counted in the quorum and the Company Act (British Columbia) provides that a director of a company is not deemed to be interested in a proposed contract or transaction merely because the proposed contract or transaction relates, among other things, to an indemnity, liability insurance or the remuneration of a director in that capacity. Hence, directors can vote compensation to themselves or any of their members. The board of directors has an unlimited power to borrow, issue debt obligations and to charge the assets of the Company, provided only that such power is exercised bona fide and in the best interests of the Company. There is no mandatory retirement age for directors. A director is not required to have any share qualification.
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
There is no limitation at law upon the right of a non-resident to hold shares in a Canadian company. However, the Investment Canada Act (Canada) requires certain non-Canadian individuals, governments, corporations, agencies or entities who wish to acquire ‘a Canadian business’ or to establish ‘a new Canadian business’ as those terms are defined in that Act, to file a notification or an application for review with Investment Canada, a Canadian federal governmental agency. The Investment Canada Act requires that certain acquisitions of control of a Canadian business by a non-Canadian must be reviewed by the Minister responsible for the Act and approved on the basis that the Minister is satisfied that the acquisition is likely to be of net benefit to Canada, having regard to the criteria set forth in the Act. The Act makes the acquisition of control a reviewable event. The Act sets out detailed rules for determining whether control has been acquired. The acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be deemed to constitute acquisition of control. A reviewable acquisition of control may not be implemented before being approved by the Minister. If not ultimately approved, a reviewable acquisition that has been completed may be subject to an order to divest, enforceable by injunction or a court order directing disposition of assets or shares.
7.    There are no provisions in DRC Resources’ memorandum and articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.
8.    There is no provision in the Company’s articles setting a threshold or requiring or governing disclosure of shareholder ownership above any level. Securities Acts, regulations and the policies and rules thereunder in the Provinces of Ontario, Alberta and British Columbia, where the Company is a reporting company, require any person holding or having control of more than 10% of the issued shares of the Company to file insider returns disclosing such share holdings.
C.	Material Contracts
(1)
Underground diamond drilling contract with F. Boisvenu Drilling Ltd., dated November 30, 2004 under which the Contractor will provide the expertise and the manpower to drill up to 20,000 metres of core sample holes, commencing in January 2005.

(2)
Excavation and development contract with Procon Mining & Tunnelling Ltd. of an exploration access decline at the Afton Pit Minesite in Kamloops, BC, dated October 23, 2004 for the contract price of $10,811,066.00, commencing October 23, 2004 and to be completed November 15, 2005.

(3)
Services agreement with Chris J. Bradbrook to engage him as President and Chief Executive Officer of the Company as of October 12, 2004 for an annual salary of $250,000 with a benefits package covering medical and dental expenses and provisions for, among other things, compensation in the event of termination by the Company. On October 12, 2004 Chris Bradbrook was granted the option to purchase 600,000 Common Shares of the Company for the price of $4.60 per share, exercisable on or before October 12, 2009.

(4)
Compensation Stock Option Agreement granted to Orion Securities Inc. for the purchase of 50,000 common shares at an exercise price of $4.60 expiring October 13, 2006, in consideration for services render with respect to recruiting, identifying and hiring of a President and Chief Executive Officer for the Company. (see section 2 “Service contracts” under item 6. C. “Compensation” above for details)

(5)
Services agreement and addendum thereto with Michael W. Hibbitts to engage him as Vice President, Exploration and Development of the Company as of March 24, 2004 for an annual salary of $150,000 with a benefits package covering medical and dental expenses. On April 13, 2004 Michael Hibbitts was granted the option to purchase 100,000 Common Shares of the Company for the price of $6.50 per share, exercisable on or before April 13, 2006. (see section 2 “Service contracts” under item 6. C. “Compensation” above for details)

(6)
Agency agreement by letter dated November 6, 2003 between DRC Resources and Orion Securities Inc., Dundee Securities Corporation and Salman Partners Inc. (the “Syndicate”) relating to a bought deal agency offering of up to 3,450,000 Common Shares at $7.00 per Common Share. The Company paid the agent a total of $1,649,758.50 in cash commission and as reimbursement of legal fees and disbursements incurred by the agent. In addition to cash commission, the underwriters received 345,000 compensation options exercisable to purchase that number of Common Shares at $7.50 per share on or before November 6, 2005.

(7)
Services agreement and addendums thereto with John H. Kruzick, formalizing his engagement as Chairman of the Board for a term of five years from April 23, 2003 at an annual salary of $200,000 with provisions for, among other things, compensation in the event of sickness and special compensation in the event of termination by the Company. (see section 2 “Service contracts” under item 6. C. “Compensation” above for details)

(8)
Services agreement and addendum thereto with Sharon L. Ross, formalizing her engagement as Corporate Secretary for a term of five years from April 23, 2003 at a salary equal to $44.00 per hour with provisions for, among other things, compensation in the event of sickness and special compensation in the event termination by the Company. (see section 2 “Service contracts” under item 6. C. “Compensation” above for details)

D.	Exchange controls
There are no governmental laws, decrees, regulations or other legislation in Canada that affect the export or import of capital, including the availability of cash or cash equivalents for use by the Company, or the remittance of dividends, interest or other payments to nonresident holders of the Company’s shares.
E.	Taxation
The following information concerning the Canadian taxes to which a non-resident of Canada may be subject is of a general nature only. A shareholder or a person considering an investment in the Company’s shares should consult their tax advisers and accountants or tax counsel as to how and to what extent the tax laws and rules of both Canada and of the shareholder’s or potential investor’s own country will or may affect such holdings or investment decision.
Canadian federal tax legislation generally requires a 25% withholding from dividends paid or deemed to be paid to the Company’s non-resident shareholders. Under the tax treaty with the United States, this withholding rate is reduced to 15%. Stock dividends paid to non-residents of Canada are subject to withholding tax at the same rate. For tax purposes, the amount of a stock dividend would generally be equal to the amount by which stated capital is increased by the payment of such dividend. In either event, the Company will provide further information at the time, if such dividend is paid. Interest paid or deemed to be paid on any debt security of the Company held by a non-resident of Canada may also be subject to withholding, depending upon the terms and conditions of the security and the applicable tax treaty.
Unless a US shareholder owned more than 25% of the Company’s issued shares or was not dealing at arm’s length with the Company, capital gains derived from disposition of shares of the Company would likely be exempt from tax in Canada by virtue of the Canada-US tax Treaty.

Tax consequences depend upon each investor’s individual circumstances and should be determined in consultation with the investor’s own tax counsel.
F.	Dividends and paying agents
The Company has to date not paid dividends and does not anticipate being in a position to pay dividends in the foreseeable future. Accordingly, the Company has appointed no paying agents.
G.	Statement by experts
Reference is made in this report to experts’ (i.e. ‘qualified persons’ as defined in NI 43-101) statements by the firms of J.J. McDougall & Associates and Behre Dolbear & Company Ltd., whose principal and authorized representatives are, respectively, the following individuals:
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
Mr. McDougall is responsible for the preparation of the technical edited report titled “2000 and 2001 Diamond Drill Exploration Report and Mineral Resources Study” dated April 17, 2002, which is included with this report. Mr. McDougall’s consent to the use of his report is included in this report with the technical report.
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
Mr. Currie is responsible for the preparation of the technical report titled “Scoping Study on the Afton Mines Project, Kamloops, B.C.” dated February 2001, which is included with this report. Mr. Currie’s consent to the use of the “Scoping Study on the Afton Mines Project, Kamloops, B.C.” in connection the filing of this report is included with the technical report.
H.	Documents on display
Investors and other interested persons may review the filings and documents of and concerning the Company together with all exhibits and related materials referred to in this report, with the Securities and Exchange Commission (“SEC”) at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. One may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms facility. The SEC maintains a website (HTTP://WWW.SEC.GOV) that contains information filed electronically.
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
C.	Other Securities (Not applicable)
D.	American Depositary Shares (Not applicable)
Item 13.	Defaults, Dividend Arrearages and Delinquencies (Not applicable)
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
(Not applicable)
Item 15.	Controls and Procedures (Not applicable)
Item 16.	(Not applicable)
Item 17.	Financial Statements
DRC Resources has furnished with this report audited comparative financial statements for the years ended December 31, 2002, 2003 and 2004 which include:
•	Consolidated Balance Sheets
•	Consolidated Statements of Operations and Deficit
•	Consolidated Statements of Cash Flows
•	Statements of Changes in Shareholders’ Equity
The financial statements were prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles as described in the auditor’s report and in Note 16 to the financial statements. All figures are expressed in Canadian dollars.
Item 18.	Financial Statements
See “Item 17 Financial Statements”
Item 19	Exhibits
Exhibit 1:	Financial Statements and consent of auditor, De Visser Gray
Exhibit 2:	Diamond Drilling Contract between the Company and Boisvenu Drilling Ltd., dated November 30, 2004
Exhibit 3:	Contract between the Company and Procon Mining and Tunnelling Ltd. dated October 23, 2004
Exhibit 4:	Letter Agreement between the Company and Christopher J. Bradbrook, President and CEO, dated October 12, 2004
Exhibit 5:	Service Agreement between the Company and Michael Hibbitts, Vice President of Exploration and Development, dated March 24, 2004

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

DRC RESOURCES CORPORATION

“Chris J. Bradbrook”

_______________________________
Chris J. Bradbrook, President & CEO

Date: March 30, 2005