Form 40-F
New Gold Inc. /FI
filed 2006-03-29
CIK 800166

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended 12/31/05

Commission File Number 1-31722

NEW GOLD INC.

(Exact Name of Registrant as Specified in its Charter)

(formerly DRC Resources Corporation)

British Columbia, Canada

(Province or Other Jurisdiction of Incorporation or Organization)

Suite 601, 595 Howe Street

Vancouver, British Columbia, Canada V6C 2T5

(604) 687-1629

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Susan K. Shapiro, Esq.

Burns & Levinson LLP

125 Summer Street, Boston, MA 02110

(617) 345-3000

(Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares without Par Value	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☒  Annual information form                     ☒  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

15,575,117 Common Shares without Par Value

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

YES  ☐    NO  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES  ☒    NO  ☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made and information contained in this Annual Report on Form 40-F of New Gold Inc. (the “Company”) may contain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, including statements concerning the Company’s plans at its Afton Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under “Item 4. Narrative Description of the Company’s Business — Risk Factors” in the Annual Information Form and in the Management’s Discussion and Analysis, included herewith as Exhibits 1 and 3, respectively. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Forward-looking statements include statements regarding the expectations and beliefs of management, the assumed long-term price of gold and exchange rates, the estimation of mineral reserves and resources, the realization of mineral reserve estimates in future expected production, anticipated future capital and operating costs, and the potential of the Company’s properties and expectations of growth. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

RESERVE AND RESOURCE ESTIMATES

All estimates of mineral reserves and resources incorporated by reference in this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”). Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this Annual Report may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements. In particular, the term “resource” does not equate to the term “reserves”. The definitions of “proven” and “probable” reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured”, “indicated”, or “inferred” mineral resources in documents filed with the SEC, unless such information is required to be disclosed by the laws of the Company’s principal jurisdiction or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Readers are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in-place tonnage and grade.

CURRENCY

Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are Canadian dollars. On December 30, 2005, the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Canadian $1.00 = U.S. $0.8579, and on December 31, 2004, the rate was Canadian $1.00 = U.S. $0.8310.

ANNUAL INFORMATION FORM

The Annual Information Form of the Company for the year ended December 31, 2005 is included herein as Exhibit 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The Company’s consolidated audited financial statements for the years ended December 31, 2005 and 2004, including the auditors’ report thereon dated March 15, 2006, are included herein as Exhibit 2. Please refer to Note 17 to the audited consolidated financial statements for a reconciliation of the differences between Canadian and United States Generally Accepted Accounting Principles.

Management’s Discussion and Analysis

The Company’s Management’s Discussion and Analysis for the year ended December 31, 2005 is included herein as Exhibit 3.

CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of December 31, 2005, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.	Internal Control over Financial Reporting

During the fiscal year ended December 31, 2005, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE

Identification of Audit Committee; Independence

The Company has an Audit Committee established by the Board of Directors for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company, in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are R. Gregory Laing, Michael Muzylowski and Paul Sweeney. Each of Mr. Sweeney, Mr. Laing and Mr. Muzylowski is “independent” as that term is defined under the rules of the American Stock Exchange.

Audit Committee Financial Expert

The Board has designated Paul Sweeney as the “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002.

CODE OF ETHICS

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Company’s Code of Business Conduct and Ethics is posted on its website, at www.newgoldinc.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate amounts billed by DeVisser Gray, Chartered Accountants, to the Company for each of the fiscal years ended December 31, 2005 and 2004 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2005	Year Ended December 31, 2004
Audit Fees (1)	$21,000	$32,900
Audit-Related Fees (2)	6,000	0
Tax Fees, Other Fees (3)	0	0
Totals	$27,000	$32,900

(1)	“Audit Fees” represent fees for the audit of the Company’s annual financial statements, review of the Company’s interim financial statements and review in connection with the Company’s statutory and regulatory filings.

(2)	“Audit-Related Fees” represent fees for assurance and related services that are reasonably related to the performance of the audit, or review of the Company’s financial statements which are not included under the heading “Audit Fees”.

(3)	“Tax Fees” represent fees for tax compliance, tax advice and tax planning. There were no amounts billed to the Company for tax fees, or fees other than as set forth above, during the fiscal years ended December 31, 2005 and 2004.

For information regarding the Audit Committee’s pre-approval procedures and policies, see “Item 9 — Audit Committee — Pre-Approval Policies and Procedures” in the Registrant’s Annual Information Form filed as Exhibit 1 to this Annual Report on Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included in Note 17 to the Company’s consolidated audited financial statements for the years ended December 31, 2005 and 2004, included herein as Exhibit 2.

AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the American Stock Exchange (“AMEX”). Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is contained on the Company’s website at www.newgoldinc.com.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process

Concurrently with the filing of this Annual Report on Form 40-F, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

EXHIBITS

The following exhibits are filed as part of this report:

1.	Annual Information Form for the year ended December 31, 2005

2.	Consolidated Audited Financial Statements for the years ended December 31, 2005 and 2004, together with the auditors’ report thereon dated March 15, 2006 (Note 17 to the consolidated audited financial statements relates to differences between Canadian and United States Generally Accepted Accounting Principles)

3.	Management’s Discussion and Analysis for the year ended December 31, 2005

4.	Consent of DeVisser Gray, Chartered Accountants

5.1	Consent of Behre Dolbear & Company, Ltd.

5.2	Consent of Roscoe Postle Associates Inc.

5.3	Consent of Engineer (Gary Giroux, P. Eng.)

6.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

6.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

7.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW GOLD INC.
Registrant

By:	/s/ Chris J. Bradbrook
	Name:	Chris J. Bradbrook
	Title:	President and Chief Executive Officer

Date: March 28, 2006