Form 40-F/A
period 2005-12-31
New Gold Inc. /FI
filed 2006-09-15
CIK 800166

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F (Annual Report)

(Amendment No. 1)

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

N/A

(Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form (previously filed)	☒ Audited annual financial statements

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

EXPLANATORY NOTE REGARDING AMENDMENT

New Gold Inc. (the “Company”) is filing this Amendment No. 1 (the “Amended Form 40-F/AR”) to its Annual Report on Form 40-F for the year ended December 31, 2005, as filed with the Commission on March 29, 2006 (the “Original Form 40-F/AR”) in light of comments from the Staff of the Commission in connection with their review of the Original Form 40-F/AR. In response to the comments, which related to the financial statements only, the financial statements included in the Amended Form 40-F/AR have been paginated. As well, the Amended Form 40-F/AR includes the Audit Report of the Company’s former auditor with respect to the financial statements for the year ended December 31, 2003, and also includes the consent of the former auditor for inclusion of their Audit Report in the Amended Form 40-F/AR.

Other than the foregoing, the financial statements included with the Amended Form 40-F/AR are unchanged from those filed as part of the Original Form 40-F/AR. No other changes have been made to the Original Form 40-F/AR.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the certifications pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 filed as exhibits to the Original Form 40-F/AR, have been re-executed as of the date of, and are refiled as part of, the Amended Form 40-F/AR as Exhibits 6.1, 6.2, 7.1 and 7.2.

This Amended Form 40-F/AR does not reflect events occurring after the filing of the Original Form 40-F/AR and does not modify or update the disclosure therein in any way other than as set forth above.

AUDITED ANNUAL FINANCIAL STATEMENTS

Audited Annual Financial Statements

The Company’s consolidated audited financial statements for the years ended December 31, 2005, 2004 and 2003, including the auditors’ reports thereon dated March 15, 2006 and (as to the 2003 financial statements) February 20, 2004, are included herein as Exhibit 2. Please refer to Note 17 to the audited consolidated financial statements for a reconciliation of the differences between Canadian and United States Generally Accepted Accounting Principles.

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

The Registrant has previously filed with the Commission a Form F-X in connection with the filing of its Annual Report on Form 40-F for the year ended December 31, 2005.

EXHIBITS

The following exhibits are filed as part of this report:

1.	Annual Information Form for the year ended December 31, 2005 (incorporated by reference to the Original Form 40-F/AR)

2.	Consolidated Audited Financial Statements for the years ended December 31, 2005, 2004 and 2003, together with the auditors’ reports thereon dated March 15, 2006 and (as to the 2003 financial statements) February 20, 2004 (Note 17 to the consolidated audited financial statements relates to differences between Canadian and United States Generally Accepted Accounting Principles)

3.	Management’s Discussion and Analysis for the year ended December 31, 2005 (incorporated by reference to the Original Form 40-F/AR)

4.1	Consent of DeVisser Gray, Chartered Accountants

4.2	Consent of Beauchamp & Company, Chartered Accountants

5.1	Consent of Behre Dolbear & Company, Ltd. (incorporated by reference to the Original Form 40-F/AR)

5.2	Consent of Roscoe Postle Associates Inc. (incorporated by reference to the Original Form 40-F/AR)

5.3	Consent of Engineer (Gary Giroux, P. Eng.) (incorporated by reference to the Original Form 40-F/AR)

6.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

6.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

7.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report on Form 40-F for the year ended December 31, 2005, to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW GOLD INC.
Registrant

By:	/s/ Chris J. Bradbrook
	Name:	Chris J. Bradbrook
	Title:	President and Chief Executive Officer

Date: September 14, 2006

4