Form 40-F/A
period 2005-12-31
New Gold Inc. /FI
filed 2006-11-22
CIK 800166

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F (Annual Report)

(Amendment No. 2)

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

15,575,717 Common Shares without Par Value

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

YES ☒    NO ☐

EXPLANATORY NOTE REGARDING AMENDMENT

This Amendment No. 2 to the Annual Report on Form 40-F, including exhibits hereto (this “Amendment”), is being filed by New Gold Inc. (the “Company”) to amend its Annual Report on Form 40-F for the year ended December 31, 2005, filed with the Commission on March 29, 2006 (the “Original Form 40-F”) as amended by Amendment No. 1 thereto (“Amendment No. 1”) filed with the Commission on September 15, 2006 (the Original Form 40-F as amended by Amendment No. 1, the “Form 40-F”). The Company is filing this Amendment because it has restated its audited financial statements for the years ended December 31, 2005, 2004 and 2003 for the reasons discussed in the following paragraph. Please see also Note 18 to the Restated 2005 Financials (as defined below). The Company has also accordingly restated its Management’s Discussion and Analysis of Financial Conditions and Results of Operation for the year ended December 31, 2005.

As to the reasons for the restatement, during 2006 the Company undertook a review of its previously-issued financial statements for: the accounting treatment for the recognition of future income taxes related to flow-through share offerings; the valuation method used for assigning value for share payments, stock-based compensation costs related to project personnel and the reporting of non-cash working capital changes reported in the Statements of Cash Flows. The review was undertaken in connection with the Company’s engagement of new independent auditors in September 2006. Based on its review, management determined that amendments should be reflected in the Company’s restated financial statements, all as detailed in Note 18 to the Restated 2005 Financials.

The Form 40-F is amended hereby as follows: (i) the Company’s audited financial statements for the years ended December 31, 2005, 2004 and 2003 (the “Original 2005 Financials”) are replaced in their entirety by the restated version included herein (the “Restated 2005 Financials”); (ii) the Company’s Management’s Discussion and Analysis of Financial Conditions and Results of Operation for the year ended December 31, 2005 is replaced in its entirety by the restated version included herein; and (iii) the text under “Controls and Procedures — A. Disclosure Controls and Procedures” has been replaced in its entirety by the text included herein under that heading.

Other than as described above, no changes were made to the text in the Form 40-F. As well, no changes were made to the Annual Information Form of the Company for the year ended December 31, 2005 and this document is accordingly incorporated by reference to the Original Form 40-F.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the certifications pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 filed as exhibits to the Original Form 40-F and Amendment No. 1, have been re-executed as of the date of, and are refiled as part of, the Amended Form 40-F/AR as Exhibits 6.1, 6.2, 7.1 and 7.2.

This Amendment does not reflect events occurring after the filing of the Original Form 40-F and does not modify or update the disclosure therein in any way other than as set forth above.

AUDITED ANNUAL FINANCIAL STATEMENTS

Restated Audited Annual Financial Statements

The Company’s restated audited financial statements for the years ended December 31, 2005, 2004 and 2003, including the auditors’ reports thereon dated March 15, 2006, except as to Note 18 which is as at November 14, 2006, and (as to the 2003 financial statements) February 20, 2004, are included herein as Exhibit 2. Please refer to Note 17 to the restated audited financial statements for a reconciliation of the differences between Canadian and United States Generally Accepted Accounting Principles.

Restated Management’s Discussion and Analysis

The Company’s Restated Management’s Discussion and Analysis of Financial Conditions and Results of Operation for the year ended December 31, 2005 is included herein as Exhibit 3.

CONTROLS AND PROCEDURES

A.	Disclosure Controls and Procedures

As of December 31, 2005, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended). That evaluation was updated in connection with the preparation of this Amendment. Based on the updated evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were not wholly effective as of December 31, 2005 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

In view of the restatement of the Original 2005 Financials described above, the Chief Executive Officer and the Chief Financial Officer have concluded that a material weakness existed in the Company’s disclosure controls and procedures as of December 31, 2005. As a result, the Company now requires all senior financial personnel to attend professional development training on current and new developments in regulatory and accounting issues in Canada and the United States in order to improve the monitoring of financial regulations. In addition, the Company has retained new auditors with a view to engaging a chartered accounting firm with the extensive depth and experience in financial reporting matters in Canada and the United States which management believes is necessary to reflect the Company’s growth and development. Subsequent to year end the Company hired a Controller and a Senior Accountant to provide further support in financial reporting matters and a General Counsel to advise management in respect of the legal aspects of disclosure controls and procedures. The CEO and CFO have concluded that with these enhancements the Company’s disclosure controls and procedures are sufficiently effective to ensure material information will be accumulated and communicated to senior management in sufficient time for senior management to make decisions regarding the Company’s disclosure record as required by securities legislation.

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

EXHIBITS

The following exhibits are filed as part of this report:

1.	Annual Information Form for the year ended December 31, 2005 (incorporated by reference to the Original Form 40-F/AR)

2.	Restated Audited Financial Statements for the years ended December 31, 2005, 2004 and 2003, together with the auditors’ reports thereon dated March 15, 2006, except as to Note 18 which is as at November 14, 2006, and (as to the 2003 financial statements) February 20, 2004 (Note 17 to the audited financial statements relates to differences between Canadian and United States Generally Accepted Accounting Principles)

3.	Restated Management’s Discussion and Analysis of Financial Conditions and Results of Operation for the year ended December 31, 2005

4.1	Consent of DeVisser Gray, Chartered Accountants

4.2	Consent of Beauchamp & Company, Chartered Accountants

5.1	Consent of Behre Dolbear & Company, Ltd. (incorporated by reference to the Original Form 40-F/AR)

5.2	Consent of Roscoe Postle Associates Inc. (incorporated by reference to the Original Form 40-F/AR)

5.3	Consent of Engineer (Gary Giroux, P. Eng.) (incorporated by reference to the Original Form 40-F/AR)

6.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

6.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

7.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 2 to the Annual Report on Form 40-F for the year ended December 31, 2005, to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW GOLD INC.
Registrant

By:	/s/ Chris J. Bradbrook
	Name:	Chris J. Bradbrook
	Title:	President and Chief Executive Officer

Date: November 21, 2006