Form 40-F
New Gold Inc. /FI
filed 2007-04-02
CIK 800166

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended 12/31/06

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

24,144,717 Common Shares without Par Value

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

Certain of the statements made and information contained in this Annual Report on Form 40-F of New Gold Inc. (the “Company”) may contain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation: risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; metal recoveries; accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production; the potential for delays in exploration or development activities or the completion of feasibility studies; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under “Narrative Description of the Business — Risk Factors” in the Annual Information Form and in the Management’s Discussion and Analysis, included herewith as Exhibits 1 and 3, respectively. Forward-looking statements are in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labor and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the New Afton Project within the timetable established in the Feasibility Study (as defined in the Annual Information Form). Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are Canadian dollars. On December 29, 2006, the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Canadian $1.00 = U.S. $0.8582, and on December 30, 2005, the rate was Canadian $1.00 = U.S. $0.8579.

ANNUAL INFORMATION FORM

The Annual Information Form of the Company for the year ended December 31, 2006 is included herein as Exhibit 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The Company’s audited financial statements for the years ended December 31, 2006 and 2005 (restated), including the auditors’ reports thereon dated March 28, 2007 (as to the 2006 financial statements) and March 15, 2006 except as to Note 18, which is as at November 14, 2006 (as to the restated 2005 financial statements), are included herein as Exhibit 2. Please refer to Note 18 to the audited financial statements for a reconciliation of the differences between Canadian and United States Generally Accepted Accounting Principles.

During 2006, the Company restated its audited financial statements for the years ended December 31, 2005, 2004 and 2003 (the “Original 2005 Financial Statements”) for the reasons discussed in the following paragraph. Please see also Note 16 to the audited annual financial statements included herein as Exhibit 2. The Company also accordingly restated its Management’s Discussion and Analysis for the year ended December 31, 2005.

As to the reasons for the restatement, during 2006 the Company undertook a review of its previously-issued financial statements for: the accounting treatment for the recognition of future income taxes related to flow-through share offerings; the valuation method used for assigning value for share payments, stock-based compensation costs related to project personnel and the reporting of non-cash working capital changes reported in the Statements of Cash Flows. Based on its review, management determined that amendments should be reflected in the Company’s restated financial statements, all as detailed in Note 16 to the audited annual financial statements included herein as Exhibit 2.

Management’s Discussion and Analysis

The Company’s Management’s Discussion and Analysis for the year ended December 31, 2006 is included herein as Exhibit 3.

CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

During 2006, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended). That evaluation was updated in connection with the preparation of Amendment No. 2 to the Company’s Annual Report on Form 40-F for the year ended December 31, 2005 as filed with the Commission on November 22, 2006. Based on the updated evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, contrary to the Company’s previous conclusion, the disclosure controls and procedures were not wholly effective as of December 31, 2005 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

In view of the restatement of the Company’s Original 2005 Financial Statements described above, the Chief Executive Officer and the Chief Financial Officer concluded that a material weakness existed in the Company’s disclosure controls and procedures as of December 31, 2005. As a result, the Company now requires all senior financial personnel to attend professional development training on current and new developments in regulatory and accounting issues in Canada and the United States in order to improve the monitoring of financial regulations. Subsequent to the 2005 year end the Company hired a Controller and a Senior Accountant to provide further support in financial reporting matters and a General Counsel to advise management in respect of the legal aspects of disclosure controls and procedures.

As of December 31, 2006, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined above). Based on that evaluation, which follows implementation by the Company of the enhancements described in the preceding paragraph, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) accumulated and communicated to senior management in sufficient time for senior management to make decisions regarding the Company’s disclosure record as required by securities legislation and (ii) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B. Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we have concluded that, as of December 31, 2006, the Company’s internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

C. Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2006, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Effective September 25, 2006, the Company appointed PricewaterhouseCoopers LLP (“PwC”) as its auditors, replacing former auditors DeVisser Gray, Chartered Accountants (“DeVisser Gray”). The aggregate amounts billed by DeVisser Gray to the Company for the fiscal year ended December 31, 2005, and the aggregate amounts billed by DeVisser Gray and by PwC to the Company for the fiscal year ended December 31, 2006, for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2006	Year Ended December 31, 2005
Audit Fees (1)	$31,000	$21,000
Audit-Related Fees (2)	135,831	6,000
Tax Fees, Other Fees (3)	14,875	0

Totals	$181,706	$27,000

(1) The amount shown for audit fees billed for 2006 includes payments to the former auditor for the audit of the 2005 financial year and interim billings paid to the current auditor relating to the audit of the 2006 financial year. The amount paid to the current auditor is $30,000 and the amount paid to the former auditor $1,000.

(2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”. The amount shown for 2006 includes $98,912 paid to the current auditor and $36,919 to the former auditor related to the restatement of the 2005 audited financial statements and the unaudited interim financial statements for the six months ended June 30, 2006.

(3) The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning and for all other fees not otherwise disclosed. The amount shown for 2006 includes $6,375 paid to the current auditor and $8,500 paid to the former auditor.

For information regarding the Audit Committee’s pre-approval procedures and policies, see “Audit Committee — Pre-Approval Policies and Procedures” in the Registrant’s Annual Information Form included herein as Exhibit 1.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 40-F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations” in Management’s Discussion and Analysis for the year ended December 31, 2006, included herein as Exhibit 3.

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

B. Consent to Service of Process

The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X in connection with the filing of its Annual Report on Form 40-F for the year ended December 31, 2005.

EXHIBITS

The following exhibits are filed as part of this report:

1.	Annual Information Form for the year ended December 31, 2006

2.	Audited Financial Statements for the years ended December 31, 2006 and 2005 (restated), together with the auditors’ reports thereon dated March 28, 2007 (as to the 2006 financial statements) and March 15, 2006 except as to Note 18, which is as at November 14, 2006 (as to the restated 2005 financial statements) (Note 18 to the audited financial statements relates to differences between Canadian and United States Generally Accepted Accounting Principles)

3.	Management’s Discussion and Analysis for the year ended December 31, 2006

4.1	Consent of PricewaterhouseCoopers LLP

4.2	Consent of DeVisser Gray

5.1	Consent of Behre Dolbear & Company, Ltd.

5.2	Consent of Engineer (Gary Giroux, P. Eng.)

5.3	Consent of Hatch Inc.

5.4	Consent of Engineer (John Shillabeer, P. Eng.)

5.5	Consent of Engineer (Kenneth Major, P. Eng.)

5.6	Consent of Scott Wilson Roscoe Postle Associates Inc.

5.7	Consent of Engineer (David W. Rennie, P. Eng.)

5.8	Consent of Vector Engineering Inc.

5.9	Consent of Engineer (Monte Christie)

5.10	Consent of AMC Consultants Pty. Ltd.

5.11	Consent of Engineer (Mike Thomas)

5.12	Consent of Rescan Environmental Services Ltd.

5.13	Consent of Piteau Associates Inc.

5.14	Consent of MEG Consulting Inc.

5.15	Consent of H.M. Hamilton & Associates Inc.

5.16	Consent of C. Stewart Wallis, P.Geo.

6.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

6.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

7.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW GOLD INC.
Registrant

By:	/s/ Chris J. Bradbrook
Name:	Chris J. Bradbrook
Title:	President and Chief Executive Officer

Date:	April 2, 2007