Form 40-F
New Gold Inc. /FI
filed 2008-03-31
CIK 800166

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended 12/31/07

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

36,949,717 Common Shares without Par Value

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

Certain of the statements made and information contained in this Annual Report on Form 40-F (the “Annual Report”) of New Gold Inc. (the “Company”), including statements made or incorporated by reference in the Annual Information Form for the year ended December 31, 2007 (the “Annual Information Form”), Audited Financial Statements for the year ended December 31, 2007 and in the Management’s Discussion and Analysis for the year ended December 31, 2007 (the “Management’s Discussion and Analysis”), included herewith as Exhibits 1, 2 and 3, respectively, may contain “forward-looking information” within the meaning of the Ontario Securities Act and Alberta Securities Act or “forward-looking statements” within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements include but are not limited to statements concerning the Company’s plans at its New Afton Project (as defined in the Annual Information Form included herein) and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information and forward-looking statements. Generally forward-looking information and forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “envisaged”, “scheduled”, “estimates”, “forecasts”, “proposes”, “intends”, “anticipates “ or “does not anticipate”, or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking information and forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and mineral reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, the saleability of the New Afton Project’s copper/gold concentrate, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis, failure to obtain all necessary permits to satisfy the Note holders (as defined in the Annual Information Form) and the mining regulations, and other risks and uncertainties, including those described under “Narrative Description of the Business — Risk Factors” in the Annual Information Form and in the Management’s Discussion and Analysis, included herein as Exhibits 1 and 3, respectively.

Forward-looking information and forward-looking statements for time periods subsequent to 2007 involve longer term assumptions and estimates than forward-looking information and forward-looking statements for 2007 and are consequently subject to greater uncertainty. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking information or forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information and forward-looking statements. Forward-looking information and forward-looking statements include information and statements regarding the expectations and beliefs of management, the assumed long-term price of gold and exchange rates, the estimation of mineral reserves and resources, the realization of mineral reserve estimates in future expected production, anticipated future capital and operating costs, and the potential of the Company’s properties and expectations of growth. Forward-looking information and forward-looking statements made in the Annual Information Form and other documents incorporated by reference therein are made as at the date of the original document, and have not been updated by the Company except as stated in the Annual Information Form. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information and forward-looking statements, whether as a result of new information, future events or otherwise.

As the Feasibility Study (as defined in the Annual Information Form) relies on probable mineral reserves and not proven mineral reserves, there is a higher risk associated with its conclusions than one incorporating proven mineral reserves.

RESERVE AND RESOURCE ESTIMATES

All estimates of mineral reserves and resources incorporated by reference in this Annual Report have been prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”). Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this Annual Report may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements. In particular, the term “resource” does not equate to the term “reserves”. “Resources” are sometimes referred to as “mineralization” or “mineral deposits.” The definitions of “proven” and “probable” reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured”, “indicated”, or “inferred” mineral resources in documents filed with the SEC, unless such information is required to be disclosed by the laws of the Company’s principal jurisdiction or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Readers are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report “resources” as in-place tonnage and grade.

CURRENCY

Unless otherwise indicated, all dollar amounts in the Annual Report on Form 40-F are Canadian dollars. On December 31, 2007, the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Canadian $1.00 = U.S. $1.0120, and on December 29, 2006, the rate was Canadian $1.00 = U.S. $0.8582.

ANNUAL INFORMATION FORM

The Annual Information Form of the Company for the year ended December 31, 2007 is included herein as Exhibit 1.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

The Company’s audited financial statements for the years ended December 31, 2007 and 2006, including the auditors’ report thereon dated March 31, 2008, are included herein as Exhibit 2. Please refer to Note 19 to the audited financial statements for a reconciliation of the differences between Canadian and United States Generally Accepted Accounting Principles.

Management’s Discussion and Analysis

The Company’s Management’s Discussion and Analysis for the year ended December 31, 2007 is included herein as Exhibit 3.

CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2007. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures in place are effective to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported on a timely basis in accordance with applicable time periods specified by the SEC rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

B. Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that, as of December 31, 2007, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2007 has been audited by PricewaterhouseCoopers LLP as stated in their report which appears herein as Exhibit 2.

C. Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2007, the Company effected material changes in internal control over financial reporting. These changes were in part necessitated by the expanding operational activity, especially in the latter two quarters of the year, at the Company’s development Project, the New Afton Project. The Company contracted a third party firm to assist the Company in enhancing its internal controls and to test the enhanced controls as part of management’s assessment of internal control over financial reporting as required by Rules 13a-15(c) and 15d-15(c) promulgated under the Exchange Act. The Company has a) in general, enhanced its internal control processes across the material financial cycles; b) more specifically, improved its financial controls over period end closing, and procurement processes; and c) implemented compensating procedures around the segregation of duties in the information technology area due to limited staffing.

NOTICES PURSUANT TO REGULATION BTR

None.

AUDIT COMMITTEE

Identification of Audit Committee; Independence

The Company has an Audit Committee established by the Board of Directors for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company, in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are R. Gregory Laing, Michael Muzylowski and Paul Sweeney (Chairman). Each of Mr. Sweeney, Mr. Laing and Mr. Muzylowski is “independent” as that term is defined under the rules of the American Stock Exchange.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Effective September 25, 2006, the Company appointed PricewaterhouseCoopers LLP (“PwC”) as its auditors, replacing former auditors DeVisser Gray, Chartered Accountants (“DeVisser Gray”). The aggregate amounts billed by PwC to the Company for the fiscal year ended December 31, 2007, and the aggregate amounts billed by PwC and by DeVisser Gray to the Company for the fiscal year ended December 31, 2006, for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended December 31, 2007	Year Ended December 31, 2006
Audit Fees (1)	$186,633	$31,000
Audit-Related Fees (2)	40,701	135,831
Tax Fees (3)	15,652	6,375
Other Fees (4)	139,434	8,500

Totals	$382,420	$181,706

(1) The audit fees billed which, for 2007 include billings related to the integrated Sarbanes-Oxley audit of internal controls. The amount shown for 2006 includes payments to the former auditor for the audit of the 2005 financial year and interim billings paid to the current auditor relating to the audit of the 2006 financial year. The amount paid to the current auditor is $30,000 and the amount paid to the former auditor $1,000.

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

(3) The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. All of the amounts shown in this category for 2006 were paid to the current auditor.

(4) The aggregate fees billed for product and services other than as set out under the headings “Audit Fees”, “Audit-Related Fees” and “Tax Fees”. The 2007 fee is for fees related to an equity and debt offering.

(4) The aggregate fees billed for product and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”. All of the amounts shown in this category for 2006 were paid to the former auditor.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations” in Management’s Discussion and Analysis for the year ended December 31, 2007, included herein as Exhibit 3.

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

EXHIBITS

The following exhibits are filed as part of this report:

1.	Annual Information Form for the year ended December 31, 2007

2.	Audited Financial Statements for the years ended December 31, 2007 and 2006, together with the auditors’ report thereon dated March 27, 2008 (Note 19 to the audited financial statements relates to differences between Canadian and United States Generally Accepted Accounting Principles)

3.	Management’s Discussion and Analysis for the year ended December 31, 2007

4	Consent of PricewaterhouseCoopers LLP

5.1	Consent of AMC Consultants Pty. Ltd.

5.2	Consent of Scott Wilson Roscoe Postle Associates Inc.

5.3	Consent of Engineer (David W. Rennie)

5.4	Consent of Engineer (Mike Thomas)

6.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

6.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

7.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

7.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW GOLD INC.
Registrant

By:	/s/ Clifford Davis
Name:	Clifford Davis
Title:	President and Chief Executive Officer

Date:	March 31, 2008