Form 40-F/A
period 2007-12-31
New Gold Inc. /FI
filed 2008-04-23
CIK 800166

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

☐ Annual information form (previously filed)                                ☐ Audited annual financial statements (previously filed)

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

YES ☒                    NO ☐

EXPLANATORY NOTE REGARDING AMENDMENT

New Gold Inc. (the “Company”) is filing this Amendment No. 1 (the “Amended Form 40-F/AR”) to its Annual Report on Form 40-F for the year ended December 31, 2007, as filed with the Commission on March 31, 2008 (the “Original Form 40-F/AR”) in light of comments from the Staff of the British Columbia Securities Commission (the “BCSC”) concerning the Company’s Management’s Discussion and Analysis for the year ended December 31, 2007 (the “Management’s Discussion and Analysis”) as filed with Canadian regulatory authorities and included as Exhibit 3 to the Original Form 40-F/AR. In response to the BCSC comments, the Company has amended the Management’s Discussion and Analysis by incorporating a second comparative column and also including a discussion of the variances related to 2005 and the two succeeding years. The information included is the same as had been provided in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2006 as previously filed with the Commission and Canadian regulatory authorities.

Other than the foregoing, the Amended Management’s Discussion and Analysis included with the Amended Form 40-F/AR is unchanged from that filed as part of the Original Form 40-F/AR. No other changes have been made to the Original Form 40-F/AR.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed as exhibits to the Original Form 40-F/AR, have been re-executed as of the date of, and are refiled as part of, the Amended Form 40-F/AR as Exhibits 6.1 and 6.2.

The Amended Form 40-F/AR does not reflect events occurring after the filing of the Original Form 40-F/AR and does not modify or update the disclosure therein in any way other than as set forth above.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Amended Management’s Discussion and Analysis

The Company’s Amended Management’s Discussion and Analysis for the year ended December 31, 2007 is included herein as Exhibit 3.

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

EXHIBITS

The following exhibits are filed as part of this report:

1.	Annual Information Form for the year ended December 31, 2007 (incorporated by reference to the Original Form 40-F/AR)

2.	Audited Financial Statements for the years ended December 31, 2007 and 2006, together with the auditors’ report thereon dated March 27, 2008 (Note 19 to the audited financial statements relates to differences between Canadian and United States Generally Accepted Accounting Principles) (incorporated by reference to the Original Form 40-F/AR)

3.	Amended Management’s Discussion and Analysis for the year ended December 31, 2007

4	Consent of PricewaterhouseCoopers LLP (incorporated by reference to the Original Form 40-F/AR)

5.1	Consent of AMC Consultants Pty. Ltd. (incorporated by reference to the Original Form 40-F/AR)

5.2	Consent of Scott Wilson Roscoe Postle Associates Inc. (incorporated by reference to the Original Form 40-F/AR)

5.3	Consent of Engineer (David W. Rennie) (incorporated by reference to the Original Form 40-F/AR)

5.4	Consent of Engineer (Mike Thomas) (incorporated by reference to the Original Form 40-F/AR)

6.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

6.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report on Form 40-F for the year ended December 31, 2007, to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW GOLD INC. Registrant

By:	/s/ Clifford Davis
Name: Clifford Davis Title: President and Chief Executive Officer

Date: April 23, 2008

3