Form 40-F
period 2008-12-31
New Gold Inc. /FI
filed 2009-04-01
CIK 800166

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

FORM 40-F

☐   Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒   Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008	Commission File Number 001-31722

____________________________

New Gold Inc.
(Exact name of Registrant as specified in its charter)

British Columbia	1000	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

Suite 3110, 666 Burrard Street
Vancouver, British Columbia, Canada V6C 2X8
 (604) 696-4100
(Address and telephone number of Registrant's principal executive offices)

____________________________

DL Services Inc.
U.S. Bank Centre, 1420 5th Avenue, Suite 3400
Seattle, WA 98101-4010
(206) 903-8800
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

____________________________

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE Amex LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

 ☒   Annual Information Form                  ☒   Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

At December 31, 2008, the Registrant had outstanding 212,860,746 common shares without par value.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.    ☒   Yes      ☐   No

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form ("AIF") of New Gold Inc. (the "Registrant" or the "Company") for the fiscal year ended December 31, 2008 is incorporated herein by reference.

The audited consolidated financial statements of the Company for the years ended December 31, 2008 and 2007, including the report of the auditors with respect thereto, are incorporated herein by reference. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 17 to the Company's audited consolidated financial statements.

The Company's management's discussion and analysis ("MD&A") for the year ended December 31, 2008 is incorporated herein by reference.

EXPLANATORY NOTE

The Company is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Exchange Act on Form 40-F. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Accordingly, the Company's equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

Information concerning the properties and operations of the Company included or incorporated by reference herein has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this report and the documents incorporated by reference herein are Canadian mining terms as defined in accordance with National Instrument 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission (the "Commission"). Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained or incorporated by reference in this report concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the Commission.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting practices ("GAAP"), and they may be subject to Canadian auditing and auditor independence standards. Accordingly, the financial statements of the Company included in this report may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 17 to the audited consolidated financial statements of the Company included in this report.

Unless otherwise indicated, all dollar amounts are reported in U.S. dollars.

FORWARD LOOKING STATEMENTS

This annual report and the documents incorporated by reference contain "forward-looking statements", within the meaning of the United States Private Securities Litigation and Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future prices of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, financing requirements, costs and timing of the development of new and existing deposits, implementation, timing and success of drilling and other exploration activities, permitting time lines, the completion and success of acquisitions, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, remediation and reclamation procedures and expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts" ,"intends", "anticipates", or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the Company and Western Goldfields will be able to satisfy the conditions in the Western Goldfields Transaction referred to in the Annual Information Form incorporated by reference herein, that the required approvals (shareholder, third party regulatory and governmental) will be obtained and all other conditions will be satisfied or waived; the results of the preliminary economic assessment assessing the viability of a new process facility at Amapari; capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which the Company currently or may in the future carry on business with respect to production, export controls, taxes, expropriation of property, repatriation of profits, the environment, land use, water use, indigenous land claims, and mine safety, among other things; taxation; controls, regulations and political or economic developments in the countries in which the Company does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; uncertainties of integrating business acquisitions, accidents; labour disputes; and defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as other risks and uncertainties described under "Risks Factors" in the Annual Information Form and in the Management's Discussion and Analysis for the year ended December 31, 2008, which are expressly incorporated by reference herein.

Although the Company has attempted to identify important factors that would cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements contained in this document are qualified by these cautionary statements. Readers should not place undue reliance on forward-looking statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

DISCLOSURE CONTROLS AND PROCEDURES

The Company's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2008. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures in place are effective to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported on a timely basis in accordance with applicable time periods specified by the Commission rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

  provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

On May 9, 2008, the Company entered into an agreement to complete a business combination (the "Business Combination") with Metallica Resources Inc. and Peak Gold Ltd. ("Peak"). The Business Combination was completed on June 30, 2008 and constituted a reverse merger for accounting purposes. Although the "New Gold" name was retained following completion of the Business Combination, Peak was considered the acquirer for accounting purposes. Management of the Company, acting reasonably, carefully considered the scope of their evaluation of internal control over financial reporting, taking into consideration the Commission staff's guidance in Question 3 of the Commission's Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports – Frequently Asked Questions (revised September 24, 2007). Management of the Company concluded that it would be impractical to complete an evaluation of the design and operational effectiveness of the controls over the Peak business, which includes the Peak mine in Australia and the Amapari mine in Brazil, other than the controls over the period-end financial close process, as of December 31, 2008. This conclusion was based on the following reasons:

  Given the limited time between the completion of the Business Combination and year end, the Company could not have implemented a comprehensive Sarbanes-Oxley Act of 2002 internal controls program for the Peak business prior to the time management was required to make its assessment of internal control over financial reporting.

  Peak was a TSX Venture Exchange-listed company and was not in a position to comply with the requirements of the Sarbanes-Oxley Act of 2002.

  The Business Combination was a complicated transaction involving a three-way merger.

  Although the management of Peak survived the Business Combination, the management team after the business combination was very small and resources were limited.

Accordingly, management excluded from its assessment the internal control over financial reporting at the Peak mine in Australia and the Amapari mine in Brazil, which, on a combined basis, constitute 12% of total assets, 78% of total revenues, and 82% of the loss from operations of the corresponding consolidated financial statement amounts of the Company as at and for the year ended December 31, 2008.

Management's current plans include the completion of an assessment of the design and operational effectiveness of the internal control over financial reporting applicable to the Peak and Amapari mines beginning in 2009.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, management has concluded that, as of December 31, 2008, the Company's internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2008 has been audited by Deloitte & Touche LLP, the Company's independent registered chartered accountants, as stated in their report immediately preceding the Company's audited consolidated financial statements for the year ended December 31, 2008 and the thirteen months ended December 31, 2007.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The reports immediately preceding the Company's audited consolidated financial statements for the year ended December 31, 2008 and the thirteen months ended December 31, 2007 is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2008, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting.

LIMITATIONS ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

AUDIT COMMITTEE IDENTIFICATION AND FINANCIAL EXPERT

The Company has an Audit Committee established by the Board of Directors for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company, in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are James Estey, Pierre Lassonde and Paul Sweeney (Chair). Each of Mr. Sweeney, Mr. Estey and Mr. Lassonde is "independent" as that term is defined under the rules of the NYSE Amex LLC.

The Board has designated Paul Sweeney as the "Audit Committee Financial Expert" as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002 and paragraph (8) of General Instruction B. of Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the headings "Pre-Approval Policies and Procedures" (page 86) and "External Auditor Service Fees (By Category)" (page 87) contained in the AIF is incorporated by reference herein.

CODE OF ETHICS

In connection with a comprehensive review of the Company's corporate governance policies, on August 13, 2008, the Board of Directors of the Company (the "Board") approved the adoption of a code of business conduct and ethics ("Code"). The Code was reviewed and updated on March 12, 2009. The Code is applicable to all directors, officers and employees of the Company, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code was adopted to, among other things, update and clarify the duties, obligations and responsibilities that are imposed upon the persons subject to its provisions. Additionally, on July 8, 2008, as amended November 24, 2008 and ratified on March 12, 2009, the Board approved the adoption of a Whistleblower Policy ("Whistleblower Policy"), which outlines the principles and commitments that the Company has made with respect to the treatment of complaints by its personnel. Copies of the Code and the Whistleblower Policy are available on the Company's website at www.newgold.com.

There were no waivers of the Code in the past fiscal year.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payments due by period
		Less than 1
Contractual obligations (in US$ 000's)	Total	year	1 – 3 years	4 – 5 years	After 5 years

Long-term debt	$238,447	$0	$0	$0	$238,447
Interest payable on long-term debt	187,654	21,599	43,198	43,198	79,659
Commitments	25,591	21,916	3,675	0	0
New Afton	406	231	175	0	0
Asset retirement obligations	33,200	0	13,000	0	20,200
Total contractual obligations	$485,298	$43,746	$60,048	$43,198	$338,306

NYSE AMEX LLC CORPORATE GOVERNANCE

The Company's common shares are listed on the NYSE Amex LLC ("Amex"). Section 110 of the Amex company guide permits Amex to consider the laws, customs and practices of foreign issuers in relaxing certain Amex listing criteria, and to grant exemptions from Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the noncomplying practice is not prohibited by home country law. A description of the significant ways in which the Company's governance practices differ from those followed by domestic companies pursuant to Amex standards is contained on the Company's website at www.newgold.com.

UNDERTAKINGS

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has filed with the Commission an amendment No. 1 to the written consent to service of process and power of attorney on Form F-X. Any change to the name or address of the Company's agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referring the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW GOLD INC.

"Basil Huxham"
Name: Basil Huxham
Title: Chief Financial Officer

Date: March 31, 2009

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
99.1.	Annual Information Form for the year ended December 31, 2008
99.2.	Audited Consolidated Financial Statements for the years ended December 31, 2008 and 2007, including the report of the auditors with respect thereto
99.3.	Management's Discussion and Analysis for the year ended December 31, 2008
99.4.	Code of Business Conduct and Ethics
99.5.	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
99.6.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
99.7.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9.	Consent of Deloitte & Touche LLP
99.10.	Consent of Peter Lloyd
99.11.	Consent of Rex Berthelsen
99.12.	Consent of Eric Strom
99.13.	Consent of William Rose
99.14.	Consent of WLR Consulting, Inc.
99.15.	Consent of Scott Wilson Roscoe Postle Associates Inc.
99.16.	Consent of David Rennie
99.17.	Consent of AMC Consultants Pty Ltd.
99.18.	Consent of Mike Thomas
99.19.	Consent of Barton Stone
99.20.	Consent of Richard Lambert
99.21.	Consent of Pincock, Allen & Holt
99.22.	Business Acquisition Report dated September 12, 2008 incorporated by reference in Exhibit 99.1 to the Registrant's Current Report on Form 6-K furnished to the Commission on September 16, 2008