Form 40-F
period 2009-12-31
New Gold Inc. /FI
filed 2010-03-26
CIK 800166

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[    ]    Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[ X ]    Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009                                 Commission File Number 001-31722

New Gold Inc.
(Exact name of Registrant as specified in its charter)

British Columbia	1000	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

Suite 3110, 666 Burrard Street
Vancouver, British Columbia, Canada V6C 2X8
(604) 696-4100
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue, New York, NY 10011
(212) 894-8940
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

[ X ]    Annual Information Form                     [ X ]    Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At December 31, 2009, the Registrant had outstanding 388,815,283 common shares without par value.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[ X ]    Yes         [    ]    No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

[    ]    Yes          [    ]    No

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form (“AIF”) of New Gold Inc. (the “Registrant” or the “Company”) for the fiscal year ended December 31, 2009 is filed as exhibit 1 to this annual report on Form 40-F.

The audited consolidated financial statements of the Company for the years ended December 31, 2009 and 2008, including the report of the auditors with respect thereto, are filed as exhibit 2 to this annual report on Form 40-F. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 24 to the Company’s audited consolidated financial statements.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended December 31, 2009 is filed as exhibit 3 to this annual report on Form 40-F.

EXPLANATORY NOTE

The Company is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Exchange Act on Form 40-F. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Company’s equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 under the Exchange Act.

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare the documents incorporated by reference in this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

Information concerning the properties and operations of the Company included or incorporated by reference herein has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this report and the documents incorporated by reference herein are Canadian mining terms as defined in accordance with National Instrument 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission (the “Commission”). Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained or incorporated by reference in this report concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards. Accordingly, the financial statements of the Company included in this report may not be comparable to financial statements of United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 24 to the audited consolidated financial statements of the Company included in this report.

Unless otherwise indicated, all dollar amounts are reported in U.S. dollars.

FORWARD LOOKING STATEMENTS

This Annual Report and the documents incorporated by reference contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future prices of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures and financing requirements, costs and timing of the development of new and existing deposits, implementation, timing and success of drilling and other exploration activities, permitting time lines, the completion and success of acquisitions, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, remediation and reclamation procedures and expenses, title disputes or claims, and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology including, but not limited to the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled”, “forecast”, “budget” and similar expressions or the negative connotation thereof, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the Company’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which the Company currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which the Company does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that the Company operates in, including, but not limited to, Mexico, where the Company is involved with ongoing challenges relating to its environmental impact statement for Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to the Company’s exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc.; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the “Risk Factors” discussed in the Company’s Annual Information Form filed as Exhibit 1 to this annual report on Form 40-F.

Although the Company has attempted to identify important factors that would cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements contained in this document and the documents incorporated by reference herein are qualified by these cautionary statements. Readers should not place undue reliance on forward-looking statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2009. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures in place are effective to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported on a timely basis in accordance with applicable time periods specified by the Commission rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d—15(f) under the Exchange Act for the year ended December 31, 2009. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2009, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2009 has been audited by Deloitte & Touche LLP, the Company’s independent registered chartered accountants, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2009 and 2008.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The reports immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2009 and 2008 are filed as exhibit 2 to this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2009, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

AUDIT COMMITTEE IDENTIFICATION AND FINANCIAL EXPERT

The Company has an Audit Committee established by the Board of Directors for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company, in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are James Estey (Chair), Martyn Konig and Vahan Lololian. Each of Mr. Estey, Mr. Konig and Mr. Lololian is “independent” as that term is defined under the rules of the NYSE Amex LLC.

The Board has determined that James Estey and Vahan Loloian are each an “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002 and paragraph (8) of General Instruction B. of Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the headings “Pre-Approval Policies and Procedures” (page 94) and “External Auditor Services Fees (By Category)” (page 94) contained in the AIF is incorporated by reference herein.

CODE OF ETHICS

In connection with a comprehensive review of the Company’s corporate governance policies, on August 13, 2008, the Board of Directors of the Company (the “Board”) approved the adoption of a code of business conduct and ethics (“Code”). The Code was reviewed and updated on March 12, 2009 and March 4, 2010. The Code is applicable to all directors, officers and employees of the Company, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code was adopted to, among other things, update and clarify the duties, obligations and responsibilities that are imposed upon the persons subject to its provisions. Additionally, on July 8, 2008, as amended November 24, 2008 and ratified on March 12, 2009 and March 4, 2010, the Board approved the adoption of a Whistleblower Policy (“Whistleblower Policy”), which outlines the principles and commitments that the Company has made with respect to the treatment of complaints by its personnel. Copies of the Code and the Whistleblower Policy are available on the Company’s website at www.newgold.com.

There were no waivers of the Code in the past fiscal year.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payments due by period
Contractual obligations (in US$ 000’s)	Total	Less than 1	1 – 3 years	4 – 5 years	After 5 years
		year
Long-term debt	$258,467	$12,088	$15,147	$52,553	$178,679
Interest payable on long-term debt	147,354	21,552	41,480	39,652	44,670
Commitments & permits	27,472	12,439	15,000	33	0
Asset retirement obligations	50,638	706	2,976	11,933	35,023
Total contractual obligations	$483,931	$46,785	$74,603	$104,171	$258,372

NYSE AMEX LLC CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE Amex LLC (“Amex”). Section 110 of the Amex company guide permits Amex to consider the laws, customs and practices of foreign issuers in relaxing certain Amex listing criteria, and to grant exemptions from Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to Amex standards is contained on the Company’s website at www.newgold.com.

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

CONSENT TO SERVICE OF PROCESS

The Company has filed with the Commission an amendment dated January 21, 2010 to the written consent to service of process and power of attorney on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NEW GOLD INC.

By:	/s/ Brian Penny
Name:	Brian Penny
Title:	Chief Financial Officer

Date: March 26, 2010

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

99.1.	Annual Information Form for the year ended December 31, 2009

99.2.	Audited Consolidated Financial Statements for the years ended December 31, 2009 and 2008, including the report of the auditors with respect thereto

99.3.	Management’s Discussion and Analysis for the year ended December 31, 2009

99.4.	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act

99.5.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act

99.6.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8.	Consent of Deloitte & Touche LLP

99.9.	Consent of Peter Lloyd

99.10.	Consent of Rex Berthelsen

99.11.	Consent of Eric Strom

99.12.	Consent of Scott Wilson Roscoe Postle Associates Inc.

99.13.	Consent of David Rennie

99.14.	Consent of Dennis Bergen

99.15.	Consent of Kevin Scott

99.16.	Consent of Barton Stone

99.17.	Consent of Richard Lambert

99.18.	Consent of Holger Krutzelmann

99.19.	Consent of Christopher Moreton

99.20.	Consent of Wayne Valliant

99.21.	Consent of Pincock, Allen & Holt

99.22.	Consent of Sean Pearce