Form 40-F
New Gold Inc. /FI
filed 2011-03-31
CIK 800166

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐           Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒           Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010                                                                                                           Commission File Number 001-31722

New Gold Inc.
(Exact name of Registrant as specified in its charter)

British Columbia (Province or other jurisdiction of incorporation or organization)	1000 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

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

At December 31, 2010, the Registrant had outstanding 399,042,335 common shares without par value.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   ☒   Yes  ☐ No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).    ☐   Yes  ☐ No

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form (“AIF”) of New Gold Inc. (the “Registrant”, “New Gold” or the “Company”) for the fiscal year ended December 31, 2010 is filed as exhibit 1 to this annual report on Form 40-F.

The audited consolidated financial statements of the Company for the years ended December 31, 2010 and 2009, including the reports of the auditor with respect thereto, are filed as exhibit 2 to this annual report on Form 40-F.  For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 24 to the Company’s audited consolidated financial statements.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended December 31, 2010 is filed as exhibit 3 to this annual report on Form 40-F.

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

FORWARD LOOKING STATEMENTS

This annual report on Form 40-F and the documents incorporated by reference (the “Annual Report”) contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future prices of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures and financing requirements, costs and timing of the development of new and existing deposits, implementation, timing and success of drilling and other exploration activities, permitting time lines, the completion and success of acquisitions, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, remediation and reclamation procedures and expenses, title disputes or claims, and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology including, but not limited to the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" discussed in the Company’s Annual Information Form filed as Exhibit 1 to this Annual Report.

Although the Company has attempted to identify important factors that would cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements contained in this Annual Information Form and any documents incorporated by reference herein are qualified by these cautionary statements. Readers should not place undue reliance on forward-looking statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2010. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures in place are effective at the reasonable assurance level to ensure that information required to be disclosed by the Company in reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported on a timely basis in accordance with applicable time periods specified by the Commission rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls and procedures for financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d—15(f) under the Exchange Act for the year ended December 31, 2010. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2010, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2010 has been audited by Deloitte & Touche LLP, the Company’s independent registered chartered accountants, as stated in their report immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2010 and 2009, filed as exhibit 2 to this Annual Report.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The reports immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2010 and 2009 are filed as exhibit 2 to this Annual Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2010, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

AUDIT COMMITTEE IDENTIFICATION AND FINANCIAL EXPERT

The Company has an Audit Committee established by the Board of Directors for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company, in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are James Estey (Chair), Martyn Konig and Vahan Kololian. Each of Mr. Estey, Mr. Konig and Mr. Kololian is “independent” as that term is defined under the rules of the NYSE Amex LLC.

The Board has determined that James Estey and Vahan Koloian are each an “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002 and paragraph (8) of General Instruction B. of Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the headings “Pre-Approval Policies and Procedures” (page 71) and “External Auditor Service Fees (By Category)” (page 72) contained in the AIF is incorporated by reference herein.

CODE OF ETHICS

In connection with a comprehensive review of the Company’s corporate governance policies, on August 13, 2008, the Board of Directors of the Company (the “Board”) approved the adoption of a code of business conduct and ethics (“Code”). The Code was reviewed and updated on March 12, 2009, March 4, 2010 and March 3, 2011. The Code is applicable to all directors, officers and employees of the Company, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code was adopted to, among other things, update and clarify the duties, obligations and responsibilities that are imposed upon the persons subject to its provisions. Additionally, on July 8, 2008, as amended November 24, 2008 and ratified on March 12, 2009, March 4, 2010 and March 3, 2011, the Board approved the adoption of a Whistleblower Policy (“Whistleblower Policy”), which outlines the principles and commitments that the Company has made with respect to the treatment of complaints by its personnel. Copies of the Code and the Whistleblower Policy are available on the Company’s website at www.newgold.com.

There were no waivers of the Code in the past fiscal year.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

(U.S. dollars in thousands)	Payments due by period
Contractual obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt	243,307	-	55,297	-	188,010
Interest payable on long-term debt	131,857	21,566	43,132	38,958	28,201
Operating Leases and Other Commitments	156,855	86,167	41,462	29,173	53
Asset retirement obligations	44,193	1,426	1,742	1,315	39,710
Total contractual obligations	576,212	109,159	141,633	69,446	255,974

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

NEW GOLD INC.

By:                     /s/ Brian Penny

Name:                Brian Penny

Title:                  Chief Financial Officer

Date: March 30, 2011

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
1.	Annual Information Form for the year ended December 31, 2010
2.	Audited Consolidated Financial Statements for the years ended December 31, 2010 and 2009, including the reports of the auditor with respect thereto
3.	Management’s Discussion and Analysis for the year ended December 31, 2010
4.	Report on Mine Safety as required by section 13 of the Exchange Act
5.	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
6.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
7.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
8.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
9.	Consent of Deloitte & Touche LLP
10.	Consent of Peter Lloyd
11.	Consent of Rex Berthelsen
12.	Consent of Eric Strom
13.	Consent of Sean Pearce
14.	Consent of Barton G. Stone
15.	Consent of Pincock, Allen & Holt
16.	Consent of Roscoe Postle Associates Inc.
17.	Consent of David Rennie
18.	Consent of Dennis Bergen
19.	Consent of Kevin Scott
20.	Consent of Richard Lambert
21.	Consent of Holger Krutzelmann
22.	Consent of Christopher Moreton
23.	Consent of Wayne Valliant
24.	Consent of Hubert Schimann
25.	Consent of Manfred Wimberger
26.	Consent of Mark Petersen