Form 40-F
New Gold Inc. /FI
filed 2012-03-27
CIK 800166

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

           Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
           Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011                                                                                     Commission File Number 001-31722

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
At December 31, 2011, the Registrant had outstanding 461,357,915 common shares without par value.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒Yes ☐ No
Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).  ☐ Yes   ☐ No

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form (“AIF”) of New Gold Inc. (the “Registrant”, “New Gold” or the “Company”) for the fiscal year ended December 31, 2011 is filed as Exhibit 1 to this annual report on Form 40-F.

The audited consolidated financial statements of the Company for the years ended December 31, 2011 and 2010, including the related auditor reports, are filed as Exhibit 2 to this annual report on Form 40-F.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended December 31, 2011 is filed as Exhibit 3 to this annual report on Form 40-F.

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

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this annual report on Form 40-F and the documents incorporated by reference (“Annual Report”) are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission (“Commission”). Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this Annual Report concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the Commission.

The Company prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and they may be subject to Canadian auditing and auditor independence standards.  Accordingly, the financial statements of the Company included in this Annual Report may not be comparable to financial statements of United States companies.

Unless otherwise indicated, all dollar amounts are reported in U.S. dollars.

FORWARD LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", “projects”, “potential”, "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would",  “should”, "might" or "will be taken", "occur" or "be achieved" or the negative connotation.  All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties,  many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors, many of which are beyond our ability to control, that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements.  Such factors include, without limitation: price levels and volatility in the spot and forward markets for metals and commodities consumed in our mining operations and the impact of any related hedging activities; the uncertainties inherent in current and future legal challenges we are or may become a party to, including the third-party claim relating to the El Morro Project; controls, regulations and political or economic developments in the countries in which we currently or may in the future conduct business; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which we currently or may in the future carry on business; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which we operate; inherent hazards and risks associated with mining operations, including accidents; diminishing quantities or grades of reserves; difficulties identifying appropriate acquisition targets or completing desirable acquisitions, or integrating businesses and assets that we have acquired or may acquire in the future; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; inherent uncertainties associated with mineral exploration; dependency of cash flow and earnings growth upon the development of our current reserve base and converting our resource base to reserves and production; actual capital costs, operating costs and expenditures, production schedules and economic returns from our mining projects; fluctuations in the international currency markets and in the rates of exchange between the U.S. dollar and the currencies of Canada, Australia, Mexico and Chile; volatility of global financial conditions; taxation, including with respect to tax laws and regulations that are unclear or subject to ongoing varying interpretations; significant capital requirements and additional funding requirements; risks associated with joint ventures; dependence on transportation, electric and water facilities and infrastructure; fluctuation in the cost of significant inputs including fuel; delays or disruptions in supplies required for mining, processing, development or exploration activities; disruptions arising from non-performance of our off-take and other counterparties; changes in environmental laws and regulations; potential losses, liabilities and damages related to our business which are uninsured or uninsurable; regulation of greenhouse gas emissions and climate change issues; labor disputes; Aboriginal title claims; defective title to mineral claims or property or contests over claims to mineral properties; competition; and the loss of key employees and our ability to attract and retain qualified personnel. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" discussed in the Company’s Annual Information Form filed as Exhibit 1 to this Annual Report.

Although the Company has attempted to identify important factors that would cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements contained in this Annual Report and any documents incorporated by reference are qualified by these cautionary statements. Readers should not place undue reliance on forward-looking statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2011. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as at December 31, 2011 the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act, is recorded, processed, summarized and reported on a timely basis in accordance with applicable time periods specified by the Commission rules and forms and to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d—15(f) under the Exchange Act for the year ended December 31, 2011. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2011, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2011 has been audited by Deloitte & Touche LLP, the Company’s independent registered chartered accountants.  As stated in their report immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2011 and 2010, filed as Exhibit 2 to this Annual Report, Deloitte & Touche LLP expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The reports immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2011 and 2010 are filed as Exhibit 2 to this Annual Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2011, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the headings “Pre-Approval Policies and Procedures” (page 65) and “External Auditor Service Fees (By Category)” (page 65) contained in the AIF is incorporated by reference.

CODE OF ETHICS

In connection with a comprehensive review of the Company’s corporate governance policies, on August 13, 2008, the Board of Directors of the Company (the “Board”) approved the adoption of a code of business conduct and ethics (“Code”). The Code was reviewed and updated on March 12, 2009, March 4, 2010, March 3, 2011 and March 1, 2012. The Code is applicable to all directors, officers and employees of the Company, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code was adopted to, among other things, update and clarify the duties, obligations and responsibilities that are imposed upon the persons subject to its provisions. Additionally, on July 8, 2008, as amended and/or ratified on November 24, 2008, March 12, 2009, March 4, 2010, March 3, 2011 and March 1, 2012, the Board approved the adoption of a Whistleblower Policy (“Whistleblower Policy”), which outlines the principles and commitments that the Company has made with respect to the treatment of complaints by its personnel. Copies of the Code and the Whistleblower Policy are available on the Company’s website at www.newgold.com.

There were no waivers of the Code in the past fiscal year.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

U.S. dollars in thousands as of December 31, 2011	Payments due by period
Contractual obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt	237,959	0	54,082	0	183,877
Interest payable on long-term debt	107,867	21,092	40,806	36,775	9,194
Operating Leases and Other Commitments	194,455	150,506	14,697	14,639	14,613
Asset retirement obligations	70,785	4,416	3,304	6,237	56,828
Total contractual obligations	611,066	176,014	112,889	57,651	264,512

MINE SAFETY DISCLOSURE

The Company’s subsidiary, Western Mesquite Mines, Inc., is the operator of the Mesquite mine located in southern California.  The information concerning mine safety violations and other regulatory matters required by Section1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 16 of General Instruction B to Form 40-F in respect of the Mesquite mine is filed as Exhibit 4 to this Annual Report.

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

NEW GOLD INC.

By:   "Brian Penny"

Name:         Brian Penny
Title:           Chief Financial Officer

Date: March 26, 2012

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
1.	Annual Information Form for the year ended December 31, 2011
2.	Audited Consolidated Financial Statements for the years ended December 31, 2011 and 2010, including the reports of the auditor with respect thereto
3.	Management’s Discussion and Analysis for the year ended December 31, 2011
4.	Report on Mine Safety as required by section 13 of the Exchange Act
5.	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
6.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
7.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
8.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
9.	Consent of Deloitte & Touche LLP
10.	Consent of Peter Lloyd
11.	Consent of Rex Berthelsen
12.	Consent of Eric Strom
13.	Consent of Sean Pearce
14.	Consent of Neil N. Gow
15.	Consent of A. Paul Hampton
16.	Consent of Roscoe Postle Associates Inc.
17.	Consent of David Rennie
18.	Consent of Dennis Bergen
19.	Consent of Kevin Scott
20.	Consent of Richard Lambert
21.	Consent of Holger Krutzelmann
22.	Consent of Christopher Moreton
23.	Consent of Wayne Valliant
24.	Consent of Ronald G. Simpson
25.	Consent of GeoSim Services Inc.
26.	Consent of Mark Petersen
27.	Consent of Lee P. Gochnour