Form 40-F
New Gold Inc. /FI
filed 2013-03-28
CIK 800166

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
 or
 ☒  Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012                                                                                                Commission File Number 001-31722

New Gold Inc.
(Exact name of Registrant as specified in its charter)

British Columbia (Province or other jurisdiction of incorporation or organization)	1000 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Suite 1800 Two Bentall Centre, 555 Burrard Street
Vancouver, British Columbia, Canada V7X 1M9
(604) 696-4100
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System 111 Eighth Avenue, New York, NY 10011 (212) 894-8940 (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE MKT LLC

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

At December 31, 2012, the Registrant had outstanding 476,002,911 common shares without par value.

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

The Annual Information Form (“AIF”) of New Gold Inc. (the “Registrant”, “New Gold” or the “Company”) for the fiscal year ended December 31, 2012 is filed as Exhibit 1 to this annual report on Form 40-F.

The audited consolidated financial statements of the Company for the years ended December 31, 2012 and 2011, including the related auditor reports, are filed as Exhibit 2 to this annual report on Form 40-F.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended December 31, 2012 is filed as Exhibit 3 to this annual report on Form 40-F.

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

FORWARD LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", “projects”, “potential”, "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", “should”, "might" or "will be taken", "occur" or "be achieved" or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in international, national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to obtaining the necessary permits for the Blackwater project, in Mexico where the Cerro San Pedro mine has a history of ongoing legal challenges related to our EIS and Chile where the courts have temporarily suspended the approval of the environmental permit for the El Morro project; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; uncertainties inherent to economic studies in respect of the PEA for the Blackwater project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" discussed in the Company’s Annual Information Form filed as Exhibit 1 to this Annual Report.

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

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2012. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as at December 31, 2012 the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act, is recorded, processed, summarized and reported on a timely basis in accordance with applicable time periods specified by the Commission rules and forms and to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

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

• • •
pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d—15(f) under the Exchange Act for the year ended December 31, 2012. In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2012, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2012 has been audited by Deloitte LLP, the Company’s independent registered chartered accountants.  As stated in their report immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2012 and 2011, filed as Exhibit 2 to this Annual Report, Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The reports immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2012 and 2011 are filed as Exhibit 2 to this Annual Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2012, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

AUDIT COMMITTEE IDENTIFICATION AND FINANCIAL EXPERT

The Company has an Audit Committee established by the Board of Directors for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company, in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are James Estey (Chair), David Emerson and Martyn Konig. Each of Mr. Estey, Mr. Emerson and Mr. Konig is “independent” as that term is defined under the rules of the NYSE MKT LLC.

The Board has determined that James Estey and David Emerson are each an “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002 and paragraph (8) of General Instruction B. of Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the headings “Pre-Approval Policies and Procedures” (page 62) and “External Auditor Service Fees (By Category)” (page 62) contained in the Company’s Annual Information Form is incorporated by reference.

CODE OF ETHICS

In connection with a comprehensive review of the Company’s corporate governance policies, on August 13, 2008, the Board of Directors of the Company (the “Board”) approved the adoption of a code of business conduct and ethics (“Code”). The Code has been reviewed and updated annually since its adoption, with the most recent review by the Board on February 28, 2013. The Code is applicable to all directors, officers and employees of the Company, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code was adopted to, among other things, update and clarify the duties, obligations and responsibilities that are imposed upon the persons subject to its provisions. Additionally, on July 8, 2008, as amended and/or ratified on November 24, 2008, March 12, 2009, March 4, 2010, March 3, 2011, March 1, 2012 and February 28, 2013, the Board approved the adoption of a Whistleblower Policy (“Whistleblower Policy”), which outlines the principles and commitments that the Company has made with respect to the treatment of complaints by its personnel. Copies of the Code and the Whistleblower Policy are available on the Company’s website at www.newgold.com.

There were no waivers of the Code in the past fiscal year.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

U.S. dollars in thousands as of December 31, 2012	Payments due by period
Contractual obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt	800,000	0	0	0	800,000
Interest payable on long-term debt	470,000	52,250	104,500	104,500	208,750
Operating Leases and Other Commitments	136,297	103,371	31,139	949	837
Asset retirement obligations	92,019	3,261	3,085	5,857	79,816
Total contractual obligations	$1,498,316	158,882	138,724	111,306	1,089,403

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

NYSE MKT LLC CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE MKT LLC (“NYSE MKT”). Section 110 of the NYSE MKT company guide permits NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is contained on the Company’s website at www.newgold.com.

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

NEW GOLD INC.

By:      /s/ Brian Penny

Name:         Brian Penny
Title:           Chief Financial Officer

Date: March 27, 2013

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
1.	Annual Information Form for the year ended December 31, 2012
2.	Audited Consolidated Financial Statements for the years ended December 31, 2012 and 2011, including the reports of the auditor with respect thereto
3.	Management’s Discussion and Analysis for the year ended December 31, 2012
4.	Report on Mine Safety as required by section 13 of the Exchange Act
5.	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
6.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
7.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
8.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
9.	Consent of Deloitte LLP
10.	Consent of Herbert E. Welhener
11.	Consent of Bruno Borntraeger
12.	Consent of Ignacy (Tony) Lipiec
13.	Consent of Ramon Mendoza Reyes
14.	Consent of Neil N. Gow
15.	Consent of A. Paul Hampton
16.	Consent of Roscoe Postle Associates Inc.
17.	Consent of David Rennie
18.	Consent of Dennis Bergen
19.	Consent of Kevin Scott
20.	Consent of Richard Lambert
21.	Consent of Holger Krutzelmann
22.	Consent of Christopher Moreton
23.	Consent of Wayne Valliant
24.	Consent of Ronald G. Simpson
25.	Consent of GeoSim Services Inc.
26.	Consent of Mark Petersen
27.	Consent of Lee P. Gochnour
28.	Consent of Ian T. Blakley