Form 40-F
New Gold Inc. /FI
filed 2014-03-31
CIK 800166

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐           Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒           Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013                                                                                                           Commission File Number 001-31722

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

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE MKT LLC

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:

☒Annual Information Form                                                                                     ☒Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At December 31, 2013, the Registrant had outstanding 503,447,487 common shares without par value.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒Yes           ☐No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).  ☐Yes  ☐No

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form (“AIF”) of New Gold Inc. (the “Registrant”, “New Gold” or the “Company”) for the fiscal year ended December 31, 2013 is filed as Exhibit 1 to this annual report on Form 40-F.

The audited consolidated financial statements of the Company for the years ended December 31, 2013 and 2012, including the related report of independent registered public accounting firm, are filed as Exhibit 2 to this annual report on Form 40-F.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended December 31, 2013 is filed as Exhibit 3 to this annual report on Form 40-F.

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

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this annual report on Form 40-F are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on November 27, 2010 and incorporated by reference in National Instrument 43-101 (“NI 43-101”).  While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission.  As such, certain information contained in this Report concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies.  It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher confidence category.   Readers are cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve estimation is made.  Readers are cautioned not to assume that all or any part of the Measured or Indicated Mineral Resources that are not Mineral Reserves will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

The Company prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and the financial statements may be subject to Canadian auditing and auditor independence standards.  Accordingly, the financial statements of the Company included in this annual report on Form 40-F may not be comparable to financial statements of United States companies.

Unless otherwise indicated, all dollar amounts are reported in U.S. dollars.

FORWARD LOOKING STATEMENTS

Certain information contained in this annual report on Form 40-F, including any information relating to New Gold’s future financial or operating performance is “forward looking” in nature. All statements in this annual report on Form 40-F, other than statements of historical fact, that address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this annual report on Form 40-F include among others, statements with respect to: expected future mining activities, guidance for production total cash costs and all-in sustaining costs, the expected throughput rate at New Afton; planned modifications to the New Afton mine and mill; planned modifications to other operations; future commodity prices, exchange rates and economic and regulatory environments; planned exploration and drilling activities and costs exploration potential and the goals and expected results of exploration efforts; the adequacy of liquidity and capital resources including cash flows; the estimation of Mineral Reserves and Resources and the realization of such estimates; the results of the Rainy River and Blackwater feasibility studies, including expected production, costs, mine life and mining and processing methods and rates associated with each project; the potential annual production, cash costs and capital costs, tax regime, mine life and mining processing methods at the El Morro Project; the timing of permitting activities and environmental assessment processes; expected reclamation and closure costs; expected timing of project development activities; and goals for corporate development activities and corporate social responsibility.

All forward-looking statements in this annual report on Form 40-F are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this annual report on Form 40-F and the Technical Reports filed by New Gold. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this annual report on Form 40-F are also subject to the following assumptions: (1) there being no signification disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River and Blackwater projects being consistent with New Gold’s current expectations; (8) all environmental approvals (including the environmental assessment processes for the Rainy River and Blackwater projects), required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; and (9) the results of the feasibility studies for the Rainy River project and the Blackwater project being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; price volatility in the spot and forward markets for commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; discrepancies between actual and estimated production, between actual and estimated Reserves and Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River and Blackwater projects; in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization (EIS); and in Chile, where the courts have temporarily suspended certain activities by El Morro pending litigation relating to its environmental permit; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Reserves; competition; loss of key employees; additional funding requirements; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for the Rainy River and Blackwater projects; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties with respect to obtaining all necessary surface and other land use rights or tenure for the Rainy River project; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment processes for the Rainy River and Blackwater projects; the market price of the Company’s common shares at any given point in time may not accurately reflect the Company’s long-term value; volatility in global financial conditions. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this annual report on Form 40-F are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2013. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as at December 31, 2013 the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act, is recorded, processed, summarized and reported on a timely basis in accordance with applicable time periods specified by the Commission rules and forms and to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, a company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act for the year ended December 31, 2013. In making this assessment, it used the criteria set forth in the 1992 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2013, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2013 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm.  As stated in their report immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2013 and 2012, filed as Exhibit 2 to this annual report on Form 40-F, Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The reports immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2013 and 2012 are filed as Exhibit 2 to this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2013, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

AUDIT COMMITTEE IDENTIFICATION AND FINANCIAL EXPERT

The Company has an Audit Committee established by its board of directors for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company, in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are James Estey (Chair), David Emerson and Martyn Konig. Each of Mr. Estey, Mr. Emerson and Mr. Konig is “independent” as that term is defined under the rules of the NYSE MKT LLC.

The Board has determined that James Estey and David Emerson are each an “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002 and paragraph (8) of General Instruction B. of Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the headings “Pre-Approval Policies and Procedures” (page 70) and “External Auditor Service Fees (By Category)” (pages 70-71) contained in the AIF is incorporated by reference.

CODE OF ETHICS

In connection with a comprehensive review of the Company’s corporate governance policies, on August 13, 2008, the Board of Directors of the Company (the “Board”) approved the adoption of a code of business conduct and ethics (“Code”). The Code has been reviewed and updated annually since its adoption, with the most recent review by the Board on February 27, 2014. The Code is applicable to all directors, officers and employees of the Company, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code was adopted to, among other things, update and clarify the duties, obligations and responsibilities that are imposed upon the persons subject to its provisions. On February 27, 2014, the Board amended the Code. The amendments clarified certain provisions relating to conflicts of interest, anti-corruption and waivers of the Code and a copy of the amended Code is filed as Exhibit 4 to this annual report on Form 40-F.  Additionally, on July 8, 2008, the Board approved the adoption of a Whistleblower Policy (“Whistleblower Policy”).  The Whistleblower Policy has been reviewed and ratified or updated annually since its adoption, with the most recent review by the Board on February 27, 2014.   The Whistleblower Policy outlines the principles and commitments that the Company has made with respect to the treatment of complaints by its personnel. Copies of the Code and the Whistleblower Policy are available on the Company’s website at www.newgold.com.

There were no waivers of the Code in the past fiscal year.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

U.S. dollars in millions as of December 31, 2013	Payments due by period
Contractual obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt	878.4	0	0	0	878.4
Interest payable on long-term debt	417.8	52.3	104.5	104.5	156.5
Operating Leases and Other Commitments	79.5	60.7	17.7	1.1	0
Asset retirement obligations	89.8	1.6	3.0	7.0	78.2
Total contractual obligations	1,465.5	114.6	125.2	112.6	1,113.1

MINE SAFETY DISCLOSURE

The Company’s subsidiary, Western Mesquite Mines, Inc., is the operator of the Mesquite Mine located in southern California.  The information concerning mine safety violations and other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 16 of General Instruction B to Form 40-F in respect of the Mesquite Mine is filed as Exhibit 5 to this annual report on Form 40-F.

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

NEW GOLD INC.

By:	“Brian Penny”

Name:	Brian Penny
Title:	Chief Financial Officer

Date: March 28, 2014

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
1.	Annual Information Form for the year ended December 31, 2013
2.	Audited Consolidated Financial Statements for the years ended December 31, 2013 and 2012, including the report of independent registered public accounting firm with respect thereto
3.	Management’s Discussion and Analysis for the year ended December 31, 2013
4.	New Gold’s Code of Business Conduct and Ethics, as approved by the Company’s board of directors on February 27, 2014
5.	Report on Mine Safety as required by section 13 of the Exchange Act
6.	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
7.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
8.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
9.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
10.	Consent of Deloitte LLP
11.	Consent of Roscoe Postle Associates Inc.
12.	Consent of David Rennie
13.	Consent of Dennis Bergen
14.	Consent of Kevin Scott
15.	Consent of Wayne Valliant
16.	Consent of Kathleen A. Altman
17.	Consent of Richard Lambert
18.	Consent of Ian T. Blakley
19.	Consent of Holger Krutzelmann
20.	Consent of Christopher Moreton
21.	Consent of Colin Hardie
22.	Consent of David Runnels
23.	Consent of Patrice Live
24.	Consent of BBA Inc.
25.	Consent of Sheila E. Daniel
26.	Consent of David G. Ritchie
27.	Consent of Adam Coulson
28.	Consent of AMEC
29.	Consent of Glen Cole

Exhibit	Description
30.	Consent of Dorota El-Rassi
31.	Consent of SRK Consulting (Canada) Inc.
32.	Consent of Colm Keogh
33.	Consent of Mo Molavi
34.	Consent of AMC Mining Consultants (Canada), Ltd.
35.	Consent of Ronald G. Simpson
36.	Consent of GeoSim Services Inc.
37.	Consent of Jay Horton
38.	Consent of Norwest Corporation
39.	Consent of Bruno Borntraeger
40.	Consent of Knight Piésold Ltd.
41.	Consent of Ignacy (Tony) Lipiec
42.	Consent of Gary Christie
43.	Consent of AMEC Americas Limited
44.	Consent of Neil N. Gow
45.	Consent of A. Paul Hampton
46.	Consent of Lee P. Gochnour
47.	Consent of Mark Petersen