Form 40-F
period 2014-12-31
New Gold Inc. /FI
filed 2015-03-27
CIK 800166

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014	Commission File Number 001-31722

New Gold Inc.

(Exact name of Registrant as specified in its charter)

British Columbia (Province or other jurisdiction of incorporation or organization)	1000 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

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

At December 31, 2014, the Registrant had outstanding 504,677,822 common shares without par value.

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

The Annual Information Form (“AIF”) of New Gold Inc. (the “Registrant”, “New Gold” or the “Company”) for the fiscal year ended December 31, 2014 is filed as Exhibit 1 to this annual report on Form 40-F.

The audited consolidated financial statements of the Company for the years ended December 31, 2014 and 2013, including the related report of independent registered public accounting firm, are filed as Exhibit 2 to this annual report on Form 40-F.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended December 31, 2014 is filed as Exhibit 3 to this annual report on Form 40-F.

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

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this annual report on Form 40-F are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101 (“NI 43-101”). While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this Report concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

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

Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve estimation is made. Readers are cautioned not to assume that all or any part of the Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

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

FORWARD LOOKING STATEMENTS

Certain information contained in this Annual report on Form 40-F, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this Annual report on Form 40-F, other than statements of historical fact, that address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this Annual report on Form 40-F include those under the headings “General Developments of the Business”, “Description of the Business” and “Mineral Properties”, and include, among others, statements with respect to: guidance for production, total cash costs and all-in sustaining costs; the expected throughput rate at New Afton and targeted timing for commissioning the mill expansion and achieving expected throughput rates; planned modifications to other operations; expected future mining activities; expected mining activities; planned exploration activities and the goals and expected results of exploration activities; the estimation of Mineral Reserves and Resources and the realization of such estimates; the results of the Rainy River feasibility study, the Blackwater feasibility study and the New Afton Mine C-zone scoping study, including expected production, costs, mine life, mining and processing methods and rates, grades, stripping ratio, stockpiling plan, infrastructure, NPV, IRR, and payback period (and related sensitivities), as the case maybe; the results of the El Morro feasibility study; expected timing of permitting activities; expected timing of project development activities, including targeting timing for commissioning and full production at the Rainy River Project; plans to advance the New Afton Mine C-zone, including permitting requirements, impact on the historic Afton tailings facility, capital expenditures and potential timelines; and expected reclamation costs.

All forward-looking statements in this Annual report on Form 40-F are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this Annual Information Form, New Gold’s annual and quarterly MD&A and New Gold’s Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this Annual Information Form are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Resource estimates; (4) the exchange rate between the Canadian dollar, U.S. dollar, Australian dollar and Mexican peso being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River and Blackwater projects being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; and (9) the results of the feasibility studies for the Rainy River project and the Blackwater project being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; discrepancies between actual and estimated production, between actual and estimated Mineral Reserves and Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River and Blackwater projects; in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization (EIS); and in Chile, where certain activities at El Morro have been delayed due to litigation relating to its environmental permit; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Mineral Reserves; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for the Rainy River and Blackwater projects and the New Afton mine C-zone scoping study; the uncertainty with respect to prevailing market conditions necessary for a positive development decision at Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties or interests in mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment processes for the Blackwater project. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this Annual report on Form 40-F are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2014. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as at December 31, 2014 the Company’s disclosure controls and procedures were effective to provide assurance that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act, is recorded, processed, summarized and reported on a timely basis in accordance with applicable time periods specified by the Commission rules and forms and to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act for the year ended December 31, 2014. In making this assessment, it used the criteria set forth in the Updated 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2014, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2014 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm. As stated in their report immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2014 and 2013, filed as Exhibit 2 to this annual report on Form 40-F, Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The reports immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2014 and 2013 are filed as Exhibit 2 to this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2014, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the headings “Pre-Approval Policies and Procedures” (page 78) and “External Auditor Service Fees (By Category)” (page 78) contained in the AIF is incorporated by reference.

CODE OF ETHICS

In connection with a comprehensive review of the Company’s corporate governance policies, on August 13, 2008, the Board of Directors of the Company (the “Board”) approved the adoption of a code of business conduct and ethics (“Code”). The Code has been reviewed and updated annually since its adoption, with the most recent review by the Board on February 19, 2015. The Code is applicable to all directors, officers and employees of the Company, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code was adopted to, among other things, update and clarify the duties, obligations and responsibilities that are imposed upon the persons subject to its provisions. On February 19, 2015, the Board amended the Code. The amendments clarified certain provisions relating to conflicts of interest, anti-corruption and waivers of the Code and a copy of the amended Code is filed as Exhibit 4 to this annual report on Form 40-F. Additionally, on July 8, 2008, the Board approved the adoption of a Whistleblower Policy (“Whistleblower Policy”). The Whistleblower Policy has been reviewed and ratified or updated annually since its adoption, with the most recent review by the Board on February 19, 2015. The Whistleblower Policy outlines the principles and commitments that the Company has made with respect to the treatment of complaints by its personnel. Copies of the Code and the Whistleblower Policy are available on the Company’s website at www.newgold.com.

There were no waivers of the Code in the past fiscal year.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

U.S. dollars in 000’s as of December 31, 2014	Payments due by period
Contractual obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt	800,000	0	0	0	800,000
Interest payable on long-term debt	357,154	52,228	104,522	104,478	95,926
Operating Leases	17,570	15,211	1,156	1,107	97
Capital Commitments	242,980	141,431	101,549	0	0
Asset retirement obligations	82,505	1,669	5,595	3,028	72,213
Total contractual obligations	1,500,210	210,539	212,822	108,613	968,236

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

NEW GOLD INC.

By:
Name:	Brian Penny
Title:	Chief Financial Officer

Date: March 27, 2015

 EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
1.	Annual Information Form for the year ended December 31, 2014
2.	Audited Consolidated Financial Statements for the years ended December 31, 2014 and 2013, including the report of independent registered public accounting firm with respect thereto
3.	Management’s Discussion and Analysis for the year ended December 31, 2014
4.	New Gold’s Code of Business Conduct and Ethics, as approved by the Company’s board of directors on February 19, 2015
5.	Report on Mine Safety as required by section 13 of the Exchange Act
6.	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
7.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
8.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
9.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
10.	Consent of Deloitte LLP
11.	Consent of Roscoe Postle Associates Inc.
12.	Consent of David Rennie
13.	Consent of Holger Krutzelmann
14.	Consent of Dennis Bergen
15.	Consent of Wayne Valliant
16.	Consent of Kathleen A. Altman
17.	Consent of Richard Lambert
18.	Consent of Ian T. Blakley
19.	Consent of Colin Hardie
20.	Consent of David Runnels
21.	Consent of Patrice Live
22.	Consent of BBA Inc.
23.	Consent of Sheila E. Daniel
24.	Consent of David G. Ritchie
25.	Consent of Adam Coulson
26.	Consent of AMEC
27.	Consent of Glen Cole
28.	Consent of Dorota El-Rassi
29.	Consent of SRK Consulting (Canada) Inc.
30.	Consent of Colm Keogh

Exhibit	Description
31.	Consent of Mo Molavi
32.	Consent of AMC Mining Consultants (Canada), Ltd.
33.	Consent of Ronald G. Simpson
34.	Consent of GeoSim Services Inc.
35.	Consent of Jay Horton
36.	Consent of Norwest Corporation
37.	Consent of Bruno Borntraeger
38.	Consent of Knight Piésold Ltd.
39.	Consent of Ignacy (Tony) Lipiec
40.	Consent of Gary Christie
41.	Consent of AMEC Americas Limited
42.	Consent of Mark Petersen