Form 40-F/A
New Gold Inc. /FI
filed 2015-05-27
CIK 800166

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A

Amendment No. 1

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

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE MKT LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☒ Audited Annual Financial Statements

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

☒ Yes ☐ No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☐ Yes ☐ No

EXPLANATORY NOTE

New Gold Inc.  (the “Company”) is filing this Amendment No 1 to its Annual Report on Form 40-F initially filed on March 27, 2015 (the “2014 Annual Report”), solely to revise the reports of the Company’s independent auditor, Deloitte LLP, contained in the Audited Consolidated Financial Statements filed as Exhibit 2 to the 2014 Annual Report, which inadvertently omitted several paragraphs in the financial statement opinion, as well as the city and country where the reports were issued. Except as specifically provided in the immediately preceding sentence, the 2014 Annual Report remains entirely unmodified, regardless of events that may have occurred subsequent to the initial filing date. The revised Audited Consolidated Financial Statements are contained in Exhibit 2 to this Amendment No. 1 to the Company’s Annual Report on Form 40-F.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to the Annual Report on Form 40-F for the year ended December 31, 2014, to be signed on its behalf by the undersigned, thereto duly authorized.

NEW GOLD INC.

By:	/s/ Brian Penny
Name:	Brian Penny
Title:	Chief Financial Officer

Date: May 27, 2015

 EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
1.*	Annual Information Form for the year ended December 31, 2014
2.	Revised Audited Consolidated Financial Statements for the years ended December 31, 2014 and 2013, including the report of independent registered public accounting firm with respect thereto
3.*	Management’s Discussion and Analysis for the year ended December 31, 2014
4.*	New Gold’s Code of Business Conduct and Ethics, as approved by the Company’s board of directors on February 19, 2015
5.*	Report on Mine Safety as required by section 13 of the Exchange Act
6.	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
7.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
8.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
9.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
10.	Consent of Deloitte LLP
11.*	Consent of Roscoe Postle Associates Inc.
12.*	Consent of David Rennie
13.*	Consent of Holger Krutzelmann
14.*	Consent of Dennis Bergen
15.*	Consent of Wayne Valliant
16.*	Consent of Kathleen A. Altman
17.*	Consent of Richard Lambert
18.*	Consent of Ian T. Blakley
19.*	Consent of Colin Hardie
20.*	Consent of David Runnels
21.*	Consent of Patrice Live
22.*	Consent of BBA Inc.
23.*	Consent of Sheila E. Daniel
24.*	Consent of David G. Ritchie
25.*	Consent of Adam Coulson
26.*	Consent of AMEC

27.*	Consent of Glen Cole
28.*	Consent of Dorota El-Rassi
29.*	Consent of SRK Consulting (Canada) Inc.
30.*	Consent of Colm Keogh
31.*	Consent of Mo Molavi
32.*	Consent of AMC Mining Consultants (Canada), Ltd.
33.*	Consent of Ronald G. Simpson
34.*	Consent of GeoSim Services Inc.
35.*	Consent of Jay Horton
36.*	Consent of Norwest Corporation
37.*	Consent of Bruno Borntraeger
38.*	Consent of Knight Piésold Ltd.
39.*	Consent of Ignacy (Tony) Lipiec
40.*	Consent of Gary Christie
41.*	Consent of AMEC Americas Limited
42.*	Consent of Mark Petersen

 * Previously filed.