Form 40-F
period 2015-12-31
New Gold Inc. /FI
filed 2016-03-30
CIK 800166

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 __________________

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015	Commission File Number 001-31722

 __________________

New Gold Inc.

(Exact name of Registrant as specified in its charter)

British Columbia (Province or other jurisdiction of incorporation or organization)	1000 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Suite 1800 Two Bentall Centre, 555 Burrard Street

Vancouver, British Columbia, Canada V7X 1M9

(604) 696-4100
(Address and telephone number of Registrant’s principal executive offices)

 __________________

CT Corporation System 111 Eighth Avenue, New York, NY 10011 (212) 894-8940 (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

 __________________

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

At December 31, 2015, the Registrant had outstanding 509,469,143 common shares without par value.

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

The Annual Information Form (“AIF”) of New Gold Inc. (the “Registrant”, “New Gold” or the “Company”) for the fiscal year ended December 31, 2015 is filed as Exhibit 1 to this annual report on Form 40-F.

The audited consolidated financial statements of the Company for the years ended December 31, 2015 and 2014, including the related report of independent registered public accounting firm, are filed as Exhibit 2 to this annual report on Form 40-F.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended December 31, 2015 is filed as Exhibit 3 to this annual report on Form 40-F.

EXPLANATORY NOTE

The Company is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Accordingly, the Company’s equity securities are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 under the Exchange Act.

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare the documents incorporated by reference in this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this annual report on Form 40-F are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101 (“NI 43-101”). While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this annual report on Form 40-F concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

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

FORWARD LOOKING STATEMENTS

Certain information contained in this annual report on Form 40-F, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this annual report on Form 40-F, other than statements of historical fact, that address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this annual report on Form 40-F include those under the headings “General Developments of the Business”, “Description of the Business” and “Mineral Properties”, and include, among others, statements with respect to: guidance for production; total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital expenditures; expected reductions in the carrying value of New Gold’s assets; mine life; mineral reserve and mineral resource estimates; grades expected to be mined at the Company’s operations; the expected production, costs, economics and operating parameters of the Rainy River project; planned activities for 2016 and beyond at the Company’s operations and projects, as well as planned exploration activities and expenses; the results of the New Afton C-zone feasibility study, including operating parameters and expected mine life, production, costs, and project economics; plans to advance the C-zone project, including permitting capital expenditures; expected production for the Blackwater project; targeting timing for commissioning and full production (and other activities) related to Rainy River; the timing and amount of estimate future production from the El Morro property; the completion of a pre-feasibility study for the El Morro – Relincho joint venture (“Project Corridor”); and statements with respect to the payment of the remaining $75 million from Royal Gold.

All forward-looking statements in this annual report on Form 40-F are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this annual report on Form 40-F, New Gold’s annual and quarterly MD&A and New Gold’s Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this annual report on Form 40-F are subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with expectations; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River and Blackwater projects being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for the Rainy River project and the Blackwater project being realized; (10) in the case of production, cost and expenditure outlooks at operating mines for 2016 and 2017, commodity prices and exchange rates being consistent with those estimated for the purposes of 2016 guidance; (11) in the case of production, cost and expenditure outlooks at the Rainy River Project and Blackwater Project, commodity prices and exchange rates being consistent with those estimated for the purposes of guidance; and (12) conditions to the payment of the remaining $75 million from Royal Gold being satisfied in mid-2016.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia and Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River and Blackwater projects; and in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of Mineral Reserves and Mineral Resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for Rainy River, Blackwater and the C-zone; the uncertainty with respect to prevailing market conditions necessary for a positive development or construction decision at Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this annual report on Form 40-F are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2015. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as at December 31, 2015 the Company’s disclosure controls and procedures were effective to provide assurance that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act, is recorded, processed, summarized and reported on a timely basis in accordance with applicable time periods specified by the Commission rules and forms and to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act for the year ended December 31, 2015. In making this assessment, it used the criteria set forth in the Updated 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2015, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2015 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm. As stated in their report immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2015 and 2014, filed as Exhibit 2 to this annual report on Form 40-F, Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The reports immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2015 and 2014 are filed as Exhibit 2 to this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2015, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

AUDIT COMMITTEE IDENTIFICATION AND FINANCIAL EXPERT

The Company has an Audit Committee established by its board of directors for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company, in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Kay Priestly (Chair), James Estey, David Emerson and Martyn Konig. Each of Ms. Priestly, Mr. Estey, Mr. Emerson and Mr. Konig is “independent” as that term is defined under the rules of the NYSE MKT LLC.

The Board has determined that Kay Priestly, James Estey and David Emerson are each an “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002 and paragraph (8) of General Instruction B. of Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the headings “Pre-Approval Policies and Procedures” page 77 and “External Auditor Service Fees (by category)” page 78 contained in the AIF is incorporated by reference.

CODE OF ETHICS

In connection with a comprehensive review of the Company’s corporate governance policies, on August 13, 2008, the Board of Directors of the Company (the “Board”) approved the adoption of a code of business conduct and ethics (“Code”). The Code has been reviewed and updated annually since its adoption, with the most recent review by the Board on February 17, 2016. The Code is applicable to all directors, officers and employees of the Company, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code was adopted to, among other things, update and clarify the duties, obligations and responsibilities that are imposed upon the persons subject to its provisions. On February 17, 2016, the Board amended the Code. The amendments reflect updated titles and roles, clarify matters relating to confidential information, bribery and corruption, political contributions, corporate social responsibility and waivers, and remove provisions dealing with records retention. A copy of the amended Code is filed as Exhibit 4 to this annual report on Form 40-F. Additionally, on July 8, 2008, the Board approved the adoption of a Whistleblower Policy (“Whistleblower Policy”). The Whistleblower Policy has been reviewed and ratified or updated annually since its adoption, with the most recent review by the Board on February 17, 2016. The Whistleblower Policy outlines the principles and commitments that the Company has made with respect to the treatment of complaints by its personnel. Copies of the Code and the Whistleblower Policy are available on the Company’s website at www.newgold.com.

There were no waivers of the Code in the past fiscal year.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

U.S. dollars in 000’s as of December 31, 2015	Payments due by period
Contractual obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt	$800,000	$0	$0	$300,000	$500,000
Interest payable on long-term debt	304,926	52,272	104,500	89,625	58,529
Operating Leases	6,467	5,667	800	0	0
Capital Commitments	348,702	209,467	139,235	0	0
Asset retirement obligations	90,900	1,378	3,558	2,383	83,580
Total contractual obligations	$1,550,994	$268,784	$248,093	$392,008	$642,109

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

NEW GOLD INC.

By:	/s/ Brian Penny
Name:	Brian Penny
Title:	Chief Financial Officer

Date: March 29, 2016

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

1.	Annual Information Form for the year ended December 31, 2015

2.	Audited Consolidated Financial Statements for the years ended December 31, 2015 and 2014, including the report of independent registered public accounting firm with respect thereto

3.	Management’s Discussion and Analysis for the year ended December 31, 2015

4.	New Gold’s Code of Business Conduct and Ethics, as approved by the Company’s board of directors on February 17, 2016

5.	Report on Mine Safety as required by section 13 of the Exchange Act

6.	Certification of Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act

7.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act

8.	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

9.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

10.	Consent of Deloitte LLP

11.	Consent of Mark Petersen