Form 40-F
period 2016-12-31
New Gold Inc. /FI
filed 2017-03-30
CIK 800166

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2016	Commission File Number 001-31722

New Gold Inc.

(Exact name of Registrant as specified in its charter)

British Columbia (Province or other jurisdiction of incorporation or organization)	1000 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Suite 3510 Brookfield Place, 181 Bay Street

Toronto, Ontario, Canada M5J 2T3

(416) 324-6000

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

At December 31, 2016, the Registrant had outstanding 513,709,132 common shares without par value.

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

The Annual Information Form (“AIF”) of New Gold Inc. (the “Registrant”, “New Gold” or the “Company”) for the fiscal year ended December 31, 2016 is filed as Exhibit 1 to this annual report on Form 40-F.

The audited consolidated financial statements of the Company for the years ended December 31, 2016 and 2015, including the related report of independent registered public accounting firm, are filed as Exhibit 2 to this annual report on Form 40-F.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended December 31, 2016 is filed as Exhibit 3 to this annual report on Form 40-F.

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

FORWARD LOOKING STATEMENTS

Certain information contained in this Annual report on Form 40-F, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this Annual report on Form 40-F, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Capitalized terms used and not otherwise defined in this section have the respective meanings given those terms in the AIF. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this Annual report on Form 40-F include those under the headings “General Developments of the Business”, “Description of the Business” and “Mineral Properties” and include, among others, statements with respect to: guidance for production, operating expenses per gold ounce sold, total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital expenditures; mine life; Mineral Reserve and Mineral Resource estimates; grades expected to be mined at the Company’s operations; the expected production, costs, economics and operating parameters of Rainy River, Blackwater and New Afton C-zone; planned activities for 2017 and beyond at the Company’s operations and projects, as well as planned exploration activities and expenses; planned preparations for operations at the Rainy River Project, including the mining rate, removal of overburden and waste and storage of water prior to commissioning and timing expectations regarding the receipt of the Schedule 2 Amendment; the expected capital costs and contingency amounts as well as production, costs, economics, grade and other operating parameters of the Rainy River Project; the capacity of the starter dam at the Rainy River Project; targeted timing for permits and development activities, commissioning, start-up and commercial production for the Rainy River Project; and net present value, internal rate of return and payback period for the Rainy River Project and New Afton C-zone and the assumed metal prices, exchange rates, capital costs and operating expenses included in these calculations.

All forward-looking statements in this Annual report on Form 40-F are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this Annual report on Form 40-F, New Gold’s annual and quarterly management’s discussion and analysis (“MD&A”) and its Technical Reports filed on SEDAR at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this Annual report on Form 40-F are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of Rainy River and Blackwater being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility studies for Rainy River, the New Afton C-zone and Blackwater being realized; (10) in the case of production, cost and expenditure outlooks at operating mines for 2017, commodity prices and exchange rates being consistent with those estimated for the purposes of 2017 guidance; and (11) in the case of net present value, internal rate of return and payback period estimates for the Rainy River Project and New Afton C-zone, commodities prices, exchange rates and capital costs and operating expenses being consistent with those estimated for the purposes of those calculations.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River, Blackwater and New Afton C-zone projects; the uncertainties inherent to current and future legal challenges to which New Gold is or may become a party; diminishing quantities or grades of Mineral Reserves and Mineral Resources; competition; inherent uncertainties with cost estimates and estimated schedule for construction and commencement of production at the Rainy River Project as contemplated; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for the Rainy River and Blackwater Projects and the C-zone at the New Afton Mine; the uncertainty with respect to prevailing market conditions necessary for a positive development or construction decision at the Blackwater Project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other indigenous groups; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations, including the Schedule 2 Amendment, complying with permitting requirements, and receiving the environmental assessment approval for the Blackwater Project. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses, and risks associated with the start of production of a mine, such as Rainy River (and, in each case, the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in this Annual report on Form 40-F and in New Gold’s disclosure documents incorporated by reference herein. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this Annual report on Form 40-F or in documents incorporated by reference herein are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2016. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as at December 31, 2016 the Company’s disclosure controls and procedures were effective to provide assurance that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act, is recorded, processed, summarized and reported on a timely basis in accordance with applicable time periods specified by the Commission rules and forms and to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act for the year ended December 31, 2016. In making this assessment, it used the criteria set forth in the Updated 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2016, the Company’s internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2016 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm. As stated in their report immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2016 and 2015, filed as Exhibit 2 to this annual report on Form 40-F, Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The reports immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2016 and 2015 are filed as Exhibit 2 to this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2016, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

AUDIT COMMITTEE IDENTIFICATION AND FINANCIAL EXPERT

The Company has an Audit Committee established by its board of directors for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company, in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Kay Priestly (Chair), David Emerson and Martyn Konig. Each of Ms. Priestly, Mr. Emerson and Mr. Konig is “independent” as that term is defined under the rules of the NYSE MKT LLC.

The Board has determined that Kay Priestly and David Emerson are each an “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002 and paragraph (8) of General Instruction B of Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the headings “Pre-Approval Policies and Procedures” page 81 and “External Auditor Service Fees (by category)” page 81 contained in the AIF is incorporated by reference.

CODE OF ETHICS

In connection with a comprehensive review of the Company’s corporate governance policies, on August 13, 2008, the Board of Directors of the Company (the “Board”) approved the adoption of a code of business conduct and ethics (“Code”). The Code has been reviewed and updated annually since its adoption, with the most recent review by the Board on February 15, 2017. The Code is applicable to all directors, officers and employees of the Company, including its President and Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code was adopted to, among other things, update and clarify the duties, obligations and responsibilities that are imposed upon the persons subject to its provisions. On February 15, 2017 the Board amended the Code. The amendments reflect updated titles and roles, no substantive changes to the Code. A copy of the amended Code is filed as Exhibit 4 to this annual report on Form 40-F. Additionally, on July 8, 2008, the Board approved the adoption of a Whistleblower Policy (“Whistleblower Policy”). The Whistleblower Policy has been reviewed and ratified or updated annually since its adoption, with the most recent review by the Board on February 15, 2017. The Whistleblower Policy outlines the principles and commitments that the Company has made with respect to the treatment of complaints by its personnel. Copies of the Code and the Whistleblower Policy are available on the Company’s website at www.newgold.com.

There were no waivers of the Code in the past fiscal year.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

U.S. dollars in million as of December 31, 2016	Payments due by period
Contractual obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt	$900.0	$-	$100.0	$300.0	$500.0
Interest payable on long-term debt	252.5	43.7	104.5	73.0	31.3
Operating lease commitments	2.6	1.9	0.7	-	-
Capital expenditure commitments	130.2	103.2	27.0	-	-
Reclamation and closure cost obligations	105.9	0.9	4.7	18.2	82.1
Gold stream obligation	277.7	1.9	68.2	43.8	163.8
Total contractual obligations	$1,668.9	$151.6	$305.1	$435.0	$777.2

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

NEW GOLD INC.

By:	/s/ Brian Penny
Name:	Brian Penny
Title:	Chief Financial Officer

Date: March 30, 2017

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

1.	Annual Information Form for the year ended December 31, 2016

2.	Audited Consolidated Financial Statements for the years ended December 31, 2016 and 2015, including the report of independent registered public accounting firm with respect thereto

3.	Management’s Discussion and Analysis for the year ended December 31, 2016

4.	New Gold’s Code of Business Conduct and Ethics, as approved by the Company’s board of directors on February 15, 2017

5.	Report on Mine Safety as required by section 13 of the Exchange Act

6.	Certification of President and Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act

7.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act

8.	Certification of President and Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

9.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

10.	Consent of Deloitte LLP

11.	Consent of Mark Petersen

12.	Consent of Arshya Qureshi

13.	Consent of Edward Kenny

14.	Consent of Binsar Sirait