Form 40-F/A
period 2017-12-31
New Gold Inc. /FI
filed 2018-04-10
CIK 800166

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

(Amendment No. 1)

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

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE American

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2017, the Registrant had outstanding 578,635,838 common shares without par value.

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE

New Gold Inc. (the “Registrant” or the “Company”) is filing this Amendment No. 1 on Form 40-F/A (“Amendment No. 1”) to the Company’s Annual Report on Form 40-F, dated March 29, 2018 (the “Original Form 40-F”) for the sole purpose of submitting Exhibit 101 to the Form 40-F as required by General Instruction B(15)(a)(iii) of Form 40-F and Rule 405 of Regulation S-T. Exhibit 101 was omitted from the Registrant’s Original Form 40-F in accordance with the 30-day grace period provided under Rule 405(a)(2)(ii) or Regulation S-T.

Except as set forth above, this Amendment No. 1 does not modify or update any of the disclosures in the Original Form 40-F. This Amendment No. 1 speaks as of the time of filing the Original Form 40-F, and does not reflect events that may have occurred subsequent to such filing.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NEW GOLD INC.

By:	/s/ Paula Myson
Name:	Paula Myson
Title:	Chief Financial Officer

Date: April 10, 2018

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

*1.	Annual Information Form for the year ended December 31, 2017

*2.	Audited Consolidated Financial Statements for the years ended December 31, 2017 and 2016, including the reports of independent registered public accounting firm with respect thereto

*3.	Management’s Discussion and Analysis for the year ended December 31, 2017

*4.	New Gold’s Code of Business Conduct and Ethics, as approved by the Company’s board of directors on February 20, 2018

*5.	Report on Mine Safety as required by section 13 of the Exchange Act

*6.	Certification of President and Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act

*7.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act

*8.	Certification of President and Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*9.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*10.	Consent of Deloitte LLP

*11.	Consent of Mark Petersen

*12.	Consent of Nicholas Kwong

101	Interactive Data File

*Previously filed.