Form 40-F
period 2019-12-31
New Gold Inc. /FI
filed 2020-03-27
CIK 800166

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2019	Commission File Number 001-31722

New Gold Inc.
 (Exact name of Registrant as specified in its charter)

British Columbia	1000	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 3510 Brookfield Place, 181 Bay Street
Toronto, Ontario, Canada M5J 2T3
(416) 324-6000
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
28 Liberty Street, New York, NY 10005
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s):	Name of Each Exchange On Which Registered:

Common Shares, no par value	NGD	NYSE American

Securities registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this form:
☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

At December 31, 2019, the Registrant had outstanding 675,957,106 common shares without par value.

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
☒ Yes   ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule12b-2 of the Exchange Act.
Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

DOCUMENTS INCORPORATED BY REFERENCE

The Annual Information Form (“AIF”) of New Gold Inc. (the “Registrant”, “New Gold” or the “Company”) for the fiscal year ended December 31, 2019 is filed as Exhibit 1 to this annual report on Form 40-F.

The audited consolidated financial statements of the Company for the years ended December 31, 2019 and 2018, including the related report of independent registered public accounting firm, are filed as Exhibit 2 to this annual report on Form 40-F.

The Company’s management’s discussion and analysis (“MD&A”) for the year ended December 31, 2019 is filed as Exhibit 3 to this annual report on Form 40-F.

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

Disclosure regarding our mineral properties, including with respect to mineral reserve and mineral resource estimates included in this annual report on Form 40-F and the documents incorporated by reference herein, was prepared in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Commission generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the Commission.

Accordingly, information contained in this annual report on Form 40-F and the documents incorporated by reference will not be comparable to similar information made public by U.S. companies reporting pursuant to Commission disclosure requirements.

Unless otherwise indicated, all dollar amounts are reported in U.S. dollars.

FORWARD LOOKING STATEMENTS
Certain information contained in this annual report on Form 40-F, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this annual report on Form 40-F, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities laws. Forward-looking statements are statements  that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”,  “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this annual report on Form 40-F include those under the headings “General Developments of the Business”, “Description of the Business” and “Mineral Properties” and include,  among others, statements with respect to: guidance for production, operating expenses per gold equivalent ounce sold, total cash costs, all‐in sustaining costs and capital costs, and the factors contributing to those expected results, as well as expected capital expenditures; mine life; Mineral Reserve and Mineral Resource estimates; grades expected to be mined and milled at the Company’s operations; planned activities for 2020 and beyond at our operations and projects, as well as planned exploration activities and related expenses; expected permitting and development activities for the New Afton C-zone and expected production, costs, economics, grade and other operating parameters of the Rainy River Mine (as defined in Exhibit 1) and the New Afton Mine (as defined in Exhibit 1); and planned development activities and timing for 2020 and future years at the Rainy River Mine and New Afton Mine; and the proposed closing date of the New Afton Transaction (as defined in Exhibit 1) and the use of proceeds from the New Afton Transaction.

All forward-looking statements in this annual report on Form 40-F are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this annual report on Form 40-F, New Gold’s annual and quarterly MD&A and its Technical Reports (as defined in Exhibit 1) filed on SEDAR at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this annual report Form 40-F are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent the Mexican peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other indigenous groups in respect of Rainy River and New Afton Mines, as well as the Blackwater Project (as defined in Exhibit 1) being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine described herein  being realized and the absence of material negative comments during any applicable regulatory processes, including the permitting process for the New Afton C-zone; (10) and in the case of production, cost and expenditure outlooks at operating mines for 2020, commodity prices and exchange rates being consistent with those estimated for the purposes of 2020 guidance; and (11) the New Afton Transaction proceeding as set out in the New Afton PA and the proceeds from the New Afton Transaction being used as described.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: obtaining the necessary permits for the New Afton C-zone; the uncertainties inherent to current and future legal challenges to which New Gold is or may become a party; diminishing quantities or grades of Mineral Reserves and Mineral Resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River and New Afton Mines and the feasibility study for the Blackwater Project and life of mine plans for the Rainy River Mine and New Afton Mine; the uncertainty with respect to prevailing market conditions necessary for a positive development or construction decision at the Blackwater Project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other indigenous groups; uncertainties and  unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the C-zone permitting process and the environmental assessment approval for the Blackwater Project; and the New Afton Transaction not closing on the timing described herein or at all and the proceeds from the New Afton Transaction being used as set out below.  In addition, there are risks and hazards associated with the business of mineral exploration, development, construction and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and, in each case, the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in this annual report on Form 40-F and in New Gold’s disclosure documents incorporated by reference herein. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this annual report on Form 40-F or in documents incorporated by reference herein are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s President and Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2019. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2019 the Company’s disclosure controls and procedures were effective to provide assurance that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act, is recorded, processed, summarized and reported on a timely basis in accordance with applicable time periods specified by the Commission rules and forms and to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

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

The Company’s management, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act as of December 31, 2019. In making this assessment, it used the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2019, the Company’s internal control over financial reporting is effective based on those criteria.  There are no material weaknesses that have been identified by management.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm.  As stated in their report immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2019 and 2018, filed as Exhibit 2 to this annual report on Form 40-F, Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The report immediately precedes the Company’s audited consolidated financial statements for the years ended December 31, 2019 and 2018, which are filed as Exhibit 2 to this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended December 31, 2019, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

AUDIT COMMITTEE IDENTIFICATION AND FINANCIAL EXPERT

The Company has an Audit Committee established by its board of directors for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company, in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of the Audit Committee are Marilyn Schonberner (Chair), Nicholas Chirekos and Margaret Mulligan. Each of Ms. Schonberner, Mr. Chirekos and Ms. Mulligan is “independent” as that term is defined under the rules of the NYSE American.

The Board has determined that each of Marilyn Schonberner, Margaret Mulligan and Nicholas Chirekos is an “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002 and paragraph (8) of General Instruction B of Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the headings “Pre-Approval Policies and Procedures” page 66 and “External Auditor Service Fees (by category)” page 67 contained in the AIF is incorporated by reference.

CODE OF ETHICS

In connection with a comprehensive review of the Company’s corporate governance policies, on August 13, 2008, the Board of Directors of the Company (the “Board”) approved the adoption of a code of business conduct and ethics (“Code”). The Code has been reviewed and updated annually since its adoption, with the most recent review by the Board on February 12, 2020. The Code is applicable to all directors, officers and employees of the Company, including its President and Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code was adopted to, among other things, update and clarify the duties, obligations and responsibilities that are imposed upon the persons subject to its provisions.  A copy of the amended Code is filed as Exhibit 4 to this annual report on Form 40-F.  Additionally, on July 8, 2008, the Board approved the adoption of a Whistleblower Policy (“Whistleblower Policy”).  The Whistleblower Policy has been reviewed and ratified or updated annually since its adoption, with the most recent review by the Board on February 12, 2020.   The Whistleblower Policy outlines the principles and commitments that the Company has made with respect to the treatment of complaints by its personnel. Copies of the Code and the Whistleblower Policy are available on the Company’s website at www.newgold.com.

There were no waivers of the Code in the past fiscal year.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

U.S. dollars in million as of December 31, 2019	Payments due by period
Contractual obligations	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt	$730.3	$-	$430.3	$-	$300.0
Interest payable on long-term debt	$174.7	$44.2	$85.1	$38.3	$7.1
Total lease commitments	$35.4	$9.8	$17.0	$8.6	$-
Capital expenditure commitments	$72.5	$72.3	$0.2	$-	$-
Reclamation and closure cost obligations	$136.9	$12.7	$8.0	$6.5	$109.7
Gold stream obligation	$192.7	$22.0	$49.9	$54.9	$65.9
Total contractual obligations	$1,342.5	$161.0	$590.5	$108.3	$482.7

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

UNDERTAKINGS

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40‑F arises; or transactions in said securities.

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
                          _________________________________
Name:    Robert Chausse
Title:        Executive Vice President and Chief Financial Officer

Date: March 27, 2020

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
1.	Annual Information Form for the year ended December 31, 2019
2.	Audited Consolidated Financial Statements for the years ended December 31, 2019 and 2018, including the report of independent registered public accounting firm with respect thereto
3.	Management’s Discussion and Analysis for the year ended December 31, 2019
4.	New Gold’s Code of Business Conduct and Ethics, as approved by the Company’s board of directors on February 12, 2020
5.	Certification of President and Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
6.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
7.	Certification of President and Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
8.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
9.	Consent of Deloitte LLP
10.	Consent of Michele Della Libera
11.	Consent of Andrew Croal
12.	Consent of Eric Vinet
101.	Interactive data file