Form 40-F/A
period 2019-12-31
New Gold Inc. /FI
filed 2020-04-14
CIK 800166

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

Suite 3320 Brookfield Place, 181 Bay Street

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

New Gold Inc. (the “Registrant” or the “Company”) is filing this Amendment No. 1 on Form 40-F/A (“Amendment No. 1”) to the Company’s Annual Report on Form 40-F, dated March 27, 2020 (the “Original Form 40-F”) for the sole purpose of re-submitting the XBRL interactive data file as a technical error in the version previously submitted affected its filing.

Except as set forth above, this Amendment No. 1 does not modify or update any of the disclosures in the Original Form 40-F. This Amendment No. 1 speaks as of the time of filing the Original Form 40-F and does not reflect events that may have occurred subsequent to such filing.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NEW GOLD INC.

By:	/s/ Robert Chausse
Name:	Robert Chausse
Title:	Executive Vice President and Chief Financial Officer

Date: April 14, 2020

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

101.1NS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definitions Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.