Form 40-F
period 2020-12-31
New Gold Inc. /FI
filed 2021-03-31
CIK 800166

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

    ☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
    ☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020        Commission File Number 001-31722

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
At December 31, 2020, the Registrant had outstanding 680,249,798 common shares without par value.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

2

DOCUMENTS INCORPORATED BY REFERENCE
The Annual Information Form (“AIF”) of New Gold Inc. (the “Registrant”, “New Gold” or the “Company”) for the fiscal year ended December 31, 2020 is filed as Exhibit 1 to this annual report on Form 40-F.
The audited consolidated financial statements of the Company for the years ended December 31, 2020 and 2019, including the related reports of independent registered public accounting firm, are filed as Exhibit 2 to this annual report on Form 40-F.
The Company’s management’s discussion and analysis (“MD&A”) for the year ended December 31, 2020 is filed as Exhibit 3 to this annual report on Form 40-F.
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
FORWARD LOOKING STATEMENTS

Certain information contained in this annual report on Form 40-F, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this annual report on Form 40-F, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities laws. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this annual report on Form 40-F include those under the headings “General Developments of the Business”, “Description of the Business” and “Mineral Properties” and include, among others, statements with respect to: guidance for production, operating expenses per gold equivalent ounce sold, total cash costs per equivalent ounce, all‐in sustaining costs per equivalent ounce and sustaining and growth capital expenditures, and the factors contributing to those expected results; mine life; Mineral Reserve and Mineral Resource estimates; grades expected to be mined and milled at the Company’s operations; planned activities and timing for 2021 and future years at the Rainy River Mine (as defined in Exhibit 1) and New Afton Mine (as defined in Exhibit 1), including planned development and exploration activities and related expenses; expected permitting and development activities for the New Afton B3 and C-Zones; expected production, costs, economics, grade and other operating parameters of the Rainy River Mine and the New Afton Mine (as defined below); and the expected timing of the $50 million cash payment from Artemis Gold Inc. (“Artemis Gold”).
All forward-looking statements in this annual report on Form 40-F are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this annual report on Form 40-F, New Gold’s annual and quarterly MD&A and its Technical Reports (as defined in Exhibit 1) filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this annual report Form 40-F are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations, including that operations in the New Afton Mine’s Lift 1 ramp up as expected; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent the Mexican peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other indigenous groups in respect of Rainy River and New Afton Mines being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine described herein being realized; (10) the absence of material negative comments during any applicable regulatory processes, including the permitting process for the New Afton B3 and C-Zones; (11) in the case of production, cost and expenditure outlooks at operating mines for 2021, commodity prices and exchange rates being consistent with those estimated for the purposes of 2021 guidance; and (12) that the Company will receive the outstanding purchase price for the Blackwater Project from Artemis Gold in August 2021.
Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: obtaining the necessary permits for the New Afton B3 and C-Zones; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; diminishing quantities or grades of Mineral Reserves and Mineral Resources; competition; loss of key employees; rising costs or availability of labour, supplies, fuel and equipment; global economic conditions and any global or local natural events that may impede the economy or New Gold’s ability to carry on business in the normal course; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River and New Afton Mines; uncertainty relating to the value of equity investments in public companies held by the Company from time to time; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other indigenous groups; uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the B3 and C-Zones permitting process; and the expectation that the Company will receive the outstanding purchase price for the Blackwater Project in August 2021. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding or drought and gold bullion losses (and, in each case, the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in this annual report on Form 40-F and in New Gold’s disclosure documents incorporated by reference herein. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this annual report on Form 40-F or in documents incorporated by reference herein are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s President and Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2020. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2020 the Company’s disclosure controls and procedures were effective to provide assurance that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act, is recorded, processed, summarized and reported on a timely basis in accordance with applicable time periods specified by the Commission rules and forms and to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, including the President and Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, a company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:
•pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act as of December 31, 2020. In making this assessment, it used the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2020, the Company’s internal control over financial reporting is effective based on those criteria. There are no material weaknesses that have been identified by management.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm. As stated in their report immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2020 and 2019, filed as Exhibit 2 to this annual report on Form 40-F, Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The report immediately precedes the Company’s audited consolidated financial statements for the years ended December 31, 2020 and 2019, which are filed as Exhibit 2 to this annual report on Form 40-F.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the fiscal year ended December 31, 2020, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The information provided under the headings “Pre-Approval Policies and Procedures” and “External Auditor Service Fees (by category)” page 65 contained in the AIF is incorporated by reference.
CODE OF ETHICS
In connection with a comprehensive review of the Company’s corporate governance policies, on August 13, 2008, the Board of Directors of the Company (the “Board”) approved the adoption of a code of business conduct and ethics (“Code”). The Code has been reviewed and updated annually since its adoption, with the most recent review by the Board on November 25, 2020. The Code is applicable to all directors, officers and employees of the Company, including its President and Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code was adopted to, among other things, update and clarify the duties, obligations and responsibilities that are imposed upon the persons subject to its provisions. A copy of the amended Code is filed as Exhibit 4 to this annual report on Form 40-F. Additionally, on July 8, 2008, the Board approved the adoption of a Whistleblower Policy (“Whistleblower Policy”). The Whistleblower Policy has been reviewed and ratified or updated annually since its adoption, with the most recent review by the Board on November 25, 2020. The Whistleblower Policy outlines the principles and commitments that the Company has made with respect to the treatment of complaints by its personnel. Copies of the Code and the Whistleblower Policy are available on the Company’s website at www.newgold.com.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The information provided under the heading “Financial Risk Management – (b) Liquidity risk” on page 56 of the Audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019 filed as Exhibit 2 to this annual report on Form 40-F, is incorporated by reference herein.

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
UNDERTAKINGS
The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40F arises; or transactions in said securities.
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

NEW GOLD INC.

By:      /s/ Robert Chausse

Name:    Robert Chausse
Title:    Executive Vice President and Chief Financial Officer

Date: March 31, 2021

EXHIBIT INDEX
The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description
1.	Annual Information Form for the year ended December 31, 2020
2.	Audited Consolidated Financial Statements for the years ended December 31, 2020 and 2019, including the report of independent registered public accounting firm with respect thereto
3.	Management’s Discussion and Analysis for the year ended December 31, 2020
4.	New Gold’s Code of Business Conduct and Ethics, as approved by the Company’s board of directors on November 25, 2020
5.	Certification of President and Chief Executive Officer as Required by Rule 13a-14(a) under the Exchange Act
6.	Certification of Chief Financial Officer as Required by Rule 13a-14(a) under the Exchange Act
7.	Certification of President and Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
8.	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
9.	Consent of Deloitte LLP
10.	Consent of Michele Della Libera
11.	Consent of Andrew Croal
12.	Consent of Eric Vinet
101.	Interactive data file