Form 40-F
period 2023-12-31
New Gold Inc. /FI
filed 2024-02-21
CIK 800166

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
☐    Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒    Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2023        Commission File Number 001-31722

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
At December 31, 2023, the Registrant had outstanding 687,005,978 common shares without par value.
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

DOCUMENTS INCORPORATED BY REFERENCE
The Annual Information Form (“AIF”) of New Gold Inc. (the “Registrant”, “New Gold” or the “Company”) for the fiscal year ended December 31, 2023 is filed as Exhibit 1 to this annual report on Form 40-F.
The audited consolidated financial statements of the Company for the years ended December 31, 2023 and 2022, including the related reports of independent registered public accounting firm, are filed as Exhibit 2 to this annual report on Form 40-F.
The Company’s management’s discussion and analysis (“MD&A”) for the year ended December 31, 2023 is filed as Exhibit 3 to this annual report on Form 40-F.
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
FORWARD LOOKING STATEMENTS

Certain information contained in this annual report on Form 40-F, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this annual report on Form 40-F, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities laws. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this annual report on Form 40-F include those under the headings “General Developments of the Business”, “Description of the Business” and “Mineral Properties” and include, among others, statements with respect to: guidance and expectations for production, operating expenses per gold equivalent ounce, total cash costs per equivalent ounce, all-in sustaining costs per equivalent ounce and sustaining and growth capital expenditures on a consolidated and mine-by-mine basis, and the factors contributing to those expected results; anticipated mine life; Mineral Reserve and Mineral Resource estimates; grades expected to be mined and milled at the Company’s operations; planned activities and timing for 2024 and future years at the Rainy River Mine (as defined in Exhibit 1) and New Afton Mine (as defined in Exhibit 1), including planned development and exploration activities and related expenses; the Company’s intention to be fully compliant with the framework and guidance issued by the TCFD (as defined in Exhibit 1) by 2025; expectations that production at the Rainy River Mine will increase significantly over the next three years and the higher mill feed grades anticipated to result therefrom; accomplishing projected processing and throughput rates at Rainy River and anticipated timing associated therewith; successfully extending the open pit mine life at Rainy River by one year and operating the processing plant at full capacity until at least 2030; successfully completing Phase 3 mining at Rainy River in early 2024; the potential for further extension of open pit mining at Rainy River and successfully expanding existing resource envelopes and testing potential new zones starting in 2024; underground development successfully breaking through into the open pit in 2025 and the ability to haul ore via the open pit haul road as a result thereof; successfully completing intended development and exploration initiatives in 2024 at Rainy River and New Afton; expectations that the mineralogy in C-Zone will be consistent with the hypogene sulphide mineralization in the West Cave; New Afton’s enhanced capacity to accurately track ground deformations and successfully mitigate potential impacts; successfully completing the overall NATSF (as defined in Exhibit 1) stabilization project in the first half of 2026; successfully achieving commercial production from the C-Zone in the second half of 2024; expectations that copper, gold and silver production will increase significantly over the next three years at New Afton; the Company’s ability to successfully extend New Afton’s mine life beyond 2030; successfully achieving C-Zone hydraulic radius in the second half of 2024; the intended installation of a second gyratory crusher at New Afton and the anticipated elimination of truck haulage costs resulting therefrom; successful commissioning of the crusher chamber in the second half of 2024; the intention to take advantage of existing processing capacity at the New Afton mill and successfully processing up to 16,000 tpd (as defined in Exhibit 1); expectations that C-Zone operating costs will be significantly lower than current B3 unit mining costs; successfully transitioning to a period of production growth and decreasing costs at New Afton and the generation of strong cash flow expected to result therefrom over the coming years; the Company’s ability to successfully convert Mineral Resources to Mineral Reserves over the next few years; planned focus areas and initiatives regarding New Afton’s underground exploration program; successfully reassessing C-Zone height of draw assumptions in the coming years; the Company’s ability to successfully establish a Mineral Resource and Mineral Reserve estimate for the East Extension, the evaluation of potential mining methods and anticipated capital investment required; the accuracy of expectations regarding the continued improvement of D-Zone potential with additional drilling; the achievement of developing a critical mass of Mineral Resources in the D-Zone to support a pre-feasibility study and potential step-change in New Afton Mineral Reserves resulting therefrom; the potential for discovery of new mining zones outside the main deposit and above the C-Zone footprint elevation; expectations regarding the sufficiency of New Afton’s processing plant, infrastructure and tailings storage facility to process sufficiently more ore beyond the current mine life; the potential for discovery of porphyry copper-gold deposits in South-Central British Columbia; the Company’s plans to use regional high-grade ore as supplemental mill feed and the incremental cash flow expected therefrom; successful undertaking of planned underground and regional exploration initiatives at New Afton; and expectations regarding the management and mitigation of risk factors and the possible impacts on the Company.
All forward-looking statements in this annual report on Form 40-F are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this annual report on Form 40-F, New Gold’s annual and quarterly MD&A and its Technical Reports (as defined in Exhibit 1) filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov). In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this annual report Form 40-F are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations, including material disruptions to the Company’s supply chain, workforce or otherwise; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current Mineral Reserve and Mineral Resource estimates and the grade of gold, copper and silver expected to be mined; (4) the exchange rate between the Canadian dollar and U.S. dollar, and commodity prices being approximately consistent with current levels and expectations for the purposes of 2024 guidance and otherwise; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and material costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Indigenous groups in respect of the Rainy River Mine and New Afton Mine being consistent with New Gold’s current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments or obstacles during any applicable regulatory processes; and (9) the results of the life of mine plans for the Rainy River Mine and the New Afton Mine being realized.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: price volatility in the spot and forward markets for metals and other commodities; discrepancies between actual and estimated production, between actual and estimated costs, between actual and estimated Mineral Reserves and Mineral Resources and between actual and estimated metallurgical recoveries; equipment malfunction, failure or unavailability; accidents; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; changes in project parameters as plans continue to be refined; changing costs, timelines and development schedules as it relates to construction; the Company not being able to complete its construction projects at the Rainy River Mine or the New Afton Mine on the anticipated timeline or at all; volatility in the market price of the Company’s securities; changes in national and local government legislation in the countries in which New Gold does or may in the future carry on business; compliance with public company disclosure obligations; controls, regulations and political or economic developments in the countries in which New Gold does or may in the future carry on business; the Company’s dependence on the Rainy River Mine and New Afton Mine; the Company not being able to complete its exploration drilling programs on the anticipated timeline or at all; inadequate water management and stewardship; tailings storage facilities and structure failures; failing to complete stabilization projects according to plan; geotechnical instability and conditions; disruptions to the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both; significant capital requirements and the availability and management of capital resources; additional funding requirements; diminishing quantities or grades of Mineral Reserves and Mineral Resources; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the Technical Reports for the Rainy River Mine and New Afton Mine; impairment; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Indigenous groups; climate change, environmental risks and hazards and the Company’s response thereto; ability to obtain and maintain sufficient insurance; actual results of current exploration or reclamation activities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States; global economic and financial conditions and any global or local natural events that may impede the economy or New Gold’s ability to carry on business in the normal course; inflation; compliance with debt obligations and maintaining sufficient liquidity; the responses of the relevant governments to any disease, epidemic or pandemic outbreak not being sufficient to contain the impact of such outbreak; disruptions to the Company’s supply chain and workforce due to any disease, epidemic or pandemic outbreak; an economic recession or downturn as a result of any disease, epidemic or pandemic outbreak that materially adversely affects the Company’s operations or liquidity position; taxation; fluctuation in treatment and refining charges; transportation and processing of unrefined products; rising costs or availability of labour, supplies, fuel and equipment; adequate infrastructure; relationships with communities, governments and other stakeholders; labour disputes; effectiveness of supply chain due diligence; the uncertainties inherent in current and future legal challenges to which New Gold is or may become a party; defective title to mineral claims or property or contests over claims to mineral properties; competition; loss of, or inability to attract, key employees; use of derivative products and hedging transactions; reliance on third-party contractors; counterparty risk and the performance of third party service providers; investment risks and uncertainty relating to the value of equity investments in public companies held by the Company from time to time; the adequacy of internal and disclosure controls; conflicts of interest; the lack of certainty with respect to foreign operations and legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the successful acquisitions and integration of business arrangements and realizing the intended benefits therefrom; and information systems security threats. In addition, there are risks and hazards associated with the business of mineral exploration, development, construction, operation and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding or drought and gold bullion losses (and, in each case, the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in this annual report on Form 40-F and in New Gold’s disclosure documents incorporated by reference herein. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this annual report on Form 40-F or in documents incorporated by reference herein are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

DISCLOSURE CONTROLS AND PROCEDURES
The Company’s President and Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023 the Company’s disclosure controls and procedures were effective to provide assurance that the information required to be disclosed by the Company in reports it files or submits under the Exchange Act, is recorded, processed, summarized and reported on a timely basis in accordance with applicable time periods specified by the Commission rules and forms and to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.
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

The Company’s management, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act as of December 31, 2023. In making this assessment, it used the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2023, the Company’s internal control over financial reporting is effective based on those criteria. There are no material weaknesses that have been identified by management.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 has been audited by Deloitte LLP, the Company’s independent registered public accounting firm. As stated in their report immediately preceding the Company’s audited consolidated financial statements for the years ended December 31, 2023 and 2022, filed as Exhibit 2 to this annual report on Form 40-F, Deloitte LLP expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
The report immediately precedes the Company’s audited consolidated financial statements for the years ended December 31, 2023 and 2022, which are filed as Exhibit 2 to this annual report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the fiscal year ended December 31, 2023, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
A description of New Gold’s pre-approval policies and procedures and information about fees billed to New Gold for professional services rendered by its principal accountant, Deloitte LLP (Toronto, Canada, PCAOB ID No. 1208) are included under the headings “Pre-Approval Policies and Procedures” and “Auditors and External Auditor Service Fees (by category)” on page [72] [NTD: To be confirmed prior to filing] of New Gold’s AIF for the fiscal year ended December 31, 2023, filed as Exhibit 1 to this annual report on Form 40-F.
CODE OF ETHICS
In connection with a comprehensive review of the Company’s corporate governance policies, on August 13, 2008, the board of directors of the Company (the “Board”) approved the adoption of a code of business conduct and ethics (“Code”). The Code has been reviewed and updated annually since its adoption, with the most recent review by the Board on October 25, 2023. The Code is applicable to all directors, officers and employees of the Company, including its President and Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code was adopted to, among other things, update and clarify the duties, obligations and responsibilities that are imposed upon the persons subject to its provisions. A copy of the amended Code is filed as Exhibit 4 to this annual report on Form 40-F. Additionally, on July 8, 2008, the Board approved the adoption of a whistleblower policy (“Whistleblower Policy”). The Whistleblower Policy has been reviewed and ratified or updated annually since its adoption, with the most recent review by the Board on October 25, 2023. The Whistleblower Policy outlines the principles and commitments that the Company has made with respect to the treatment of complaints by its personnel. Copies of the Code and the Whistleblower Policy are available on the Company’s website at www.newgold.com. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this annual report on Form 40-F.

There were no waivers of the Code in the past fiscal year.
OFF-BALANCE SHEET ARRANGEMENTS
The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL AND OTHER OBLIGATIONS
The information provided under the heading “Financial Risk Management – (b) Liquidity risk” on page [47] [NTD: To be confirmed prior to filing] of the MD&A for the year ended December 31, 2023 filed as Exhibit 3 to this annual report on Form 40-F, is incorporated by reference herein.

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
UNDERTAKINGS
The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.
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

NEW GOLD INC.

By:      /s/ Keith Murphy

Name:    Keith Murphy
Title:    Executive Vice President and Chief Financial Officer

Date: February 21, 2024

EXHIBIT INDEX
The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit
1.	Annual Information Form for the year ended December 31, 2023
2.	Audited Consolidated Financial Statements for the years ended December 31, 2023 and 2022, including the related reports of independent registered public accounting firm
3.	Management’s Discussion and Analysis for the year ended December 31, 2023
4.	New Gold’s Code of Business Conduct and Ethics, as approved by the Company’s Board of Directors on October 25, 2023
5.	Certification of President and Chief Executive Officer as required by Rule 13a-14(a) under the Exchange Act
6.	Certification of Chief Financial Officer as required by Rule 13a-14(a) under the Exchange Act
7.	Certification of President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
8.	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
9.	Consent of Deloitte LLP
10.	Consent of Vincent Nadeau-Benoit
11.	Consent of Alexander Alousis
12.	Consent of Johsua Parsons
13.	Consent of Jason Chiasson
14.	Consent of Yohann Bouchard
97.	Executive Compensation Clawback Policy
101.	Interactive Data File (formatted as Inline XBRL)
104.	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)